                                             Filed Pursuant to Rule 424(b)(3)
                                             Registration No. 333-48283



      [LOGO]

                      UNIVERSAL COMPRESSION HOLDINGS, INC.
                   OFFER TO EXCHANGE UP TO $43,500,000 OF NEW
                     11 3/8% SENIOR DISCOUNT NOTES DUE 2009
                FOR UP TO $43,500,000 OF ANY AND ALL OUTSTANDING
                     11 3/8% SENIOR DISCOUNT NOTES DUE 2009
                         ------------------------------

    Universal Compression Holdings, Inc., a Delaware corporation ("Holdings"), hereby offers to exchange (the "Exchange Offer"), upon the terms and conditions set forth in this Prospectus (the "Prospectus") and the accompanying Letter of Transmittal (the "Letter of Transmittal"), up to $43,500,000 in aggregate principal amount of its 11 3/8% Senior Discount Notes due 2009 (the "Exchange Notes") for a like principal amount of its 11 3/8% Senior Discount Notes due 2009 (the "Original Notes" and, together with the Exchange Notes, the "Notes").

    The terms of the Exchange Notes are identical in all material respects (including principal amount, interest rate and maturity) to the terms of the Original Notes for which they may be exchanged pursuant to the Exchange Offer, except that the Exchange Notes will generally be freely transferable by holders thereof, and are not subject to any covenant of Holdings regarding registration. The Exchange Notes will be issued under the indenture governing the Original Notes. The Exchange Notes will rank pari passu in right of payment to existing and future indebtedness of Holdings, including indebtedness under the Senior Secured Credit Facilities (as defined). As of June 30, 1998, other than the Original Notes, Holdings had $113.3 million of senior secured indebtedness outstanding as a consequence of the obligations of Holdings under the Senior Secured Credit Facilities, and Holdings' sole subsidiary, the Company (as defined), had approximately $268.6 million of senior indebtedness outstanding, of which $113.3 million would have been secured. Additionally, the Notes are structurally junior to the Company Notes (as defined). For a complete description of the terms of the Exchange Notes, see "Description of the Exchange Notes."

    Interest on the Exchange Notes will begin to accrue commencing February 15, 2003 until maturity and will be payable semi-annually on August 15 and February 15 of each year, commencing August 15, 2003. The Notes will be redeemable, in whole or in part, at the option of Holdings on or after February 15, 2003, at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption. In addition, at any time on or prior to February 15, 2001, Holdings may, at its option, redeem up to 35% of the aggregate principal amount of the Notes originally issued with the net cash proceeds of one or more Public Equity Offerings (as defined), at a redemption price equal to 109.875% of the Accreted Value (as defined) of the Notes to be redeemed plus accrued and unpaid interest to the date of redemption; provided, however, that, after giving effect to any such redemption, at least 65% of the aggregate principal amount of the Notes originally issued remain outstanding. The Exchange Notes will not be subject to any mandatory sinking fund. Upon a Change of Control (as defined), each holder will have the right, subject to certain conditions, to require Holdings to repurchase such holder's Notes at a price equal to 101% of the Accreted Value thereof plus accrued and unpaid interest to the date of repurchase. See "Description of the Exchange Notes" and "Capitalization."
                                                        (Continued on next page)

                         ------------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 11, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE EXCHANGE NOTES.

                         ------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         ------------------------------

               THE DATE OF THIS PROSPECTUS IS SEPTEMBER 18, 1998

(Cover page continued)

    The Original Notes were issued and sold on February 20, 1998, in a transaction (the "Offering") not registered under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemptions provided in
Section 4(2) of the Securities Act and Rule 144A under the Securities Act. Accordingly, the Original Notes may not be reoffered, resold or otherwise pledged, hypothecated or transferred unless so registered or unless an applicable exemption from the registration requirements of the Securities Act is available. The Exchange Notes are being offered hereunder in order to satisfy certain of the obligations of Holdings under the Registration Rights Agreement, dated February 20, 1998, among Holdings and BT Alex. Brown Incorporated (the "Initial Purchaser"). See "The Exchange Offer--Purpose of the Exchange Offer." Holdings is making the Exchange Offer in reliance upon an interpretation by the staff of the Securities and Exchange Commission (the "Commission") set forth in a series of no-action letters issued to third parties, although Holdings has not sought, and does not intend to seek, its own no-action letter and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer. Based upon the Commission's interpretations, Holdings believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Original Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any holder that is (i) an "affiliate" of Holdings within the meaning of Rule 405 under the Securities Act (an "Affiliate"), (ii) a broker-dealer who acquired Original Notes directly from Holdings or (iii) a broker-dealer who acquired Original Notes as a result of market making or other trading activities) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such Exchange Notes are acquired in the ordinary course of such holders' business and such holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such Exchange Notes. Any such holder that cannot rely upon such interpretations must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

    Each broker-dealer who receives Exchange Notes pursuant to the Exchange Offer in exchange for Original Notes acquired for its own account as a result of market-making activities or other trading activities may be a statutory underwriter and must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. The Letter of Transmittal that is filed as an exhibit to the Registration Statement of which this Prospectus is part states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Broker-dealers who acquired Original Notes as a result of market making or other trading activities may use this Prospectus, as supplemented or amended, in connection with resales of the Exchange Notes.

    The Original Notes are designated for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market. The Exchange Notes constitute a new issue of securities for which there is no established trading market. Any Original Notes not tendered and accepted in the Exchange Offer will remain outstanding. To the extent Original Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered, and tendered but unaccepted, Original Notes could be adversely affected. Following consummation of the Exchange Offer, the holders of Original Notes will continue to be subject to the existing restrictions on transfer thereof and Holdings may have no further obligations to such holders to provide for the registration under the Securities Act of the Original Notes. No assurance can be given as to the liquidity of the trading market for either the Original Notes or the Exchange Notes.

    The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Original Notes being tendered for exchange but is otherwise subject to customary conditions. The Exchange Offer will expire at 12:00 a.m., New York City time, on October 16, 1998, unless extended by Holdings to such other date as Holdings, in its sole discretion, may determine (the "Expiration Date"). The date of acceptance for exchange of the Original Notes (the "Exchange Date") will be the first business day following the Expiration Date. Original Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date; otherwise such tenders are irrevocable. There will be no cash proceeds to Holdings from the Exchange Offer.

    This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received for Original Notes where such Original Notes were acquired for its own account as a result of market-making activities or other trading activities. Holdings will make copies of this Prospectus available to any broker-dealer for use in connection with any such resale.

                             AVAILABLE INFORMATION

    Holdings has filed with the Commission a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act with respect to the Exchange Notes being offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. Statements made in this Prospectus as to any contract, agreement or other document are summaries of the material terms of such contracts, agreements or other documents and are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

    Holdings is not currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Holdings has agreed that, whether or not it is required to do so by the rules and regulations of the Commission, for so long as any of the Notes remain outstanding, it will furnish to the holders of the Notes and, following consummation of the Exchange Offer and to the extent permitted by applicable law or regulations, file with the Commission (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if Holdings were required to file such Forms, including for each a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual consolidated financial statements only, a report thereon by Holdings' independent auditors and (ii) all reports that would be filed with the Commission on Form 8-K if Holdings were required to file such reports. In addition, for so long as any of the Notes remain outstanding, Holdings has agreed to make available to any prospective purchaser of the Notes or beneficial owner of the Notes, in connection with any sale thereof, the information required by Rule 144A(d)(4) under the Securities Act.

    Reports and other information filed by Holdings with the Commission, and the Registration Statement and the exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Commission at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials may also be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Also, Holdings will file such reports and other information with the Commission pursuant to the Commission's EDGAR system. The Commission maintains a Web site that contains reports and other information regarding registrants that file electronically with the Commission pursuant to the EDGAR system. The address of the Commission's Web site is http://www.sec.gov.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE INITIAL PURCHASERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, MAY BID FOR AND PURCHASE NOTES IN THE OPEN MARKET AND MAY IMPOSE PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION."

    THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO THE COMPANY, ITS INDUSTRY AND THE U.S. AND INTERNATIONAL OIL AND GAS BUSINESS THAT IS BASED ON THE BELIEFS OF THE MANAGEMENT OF THE COMPANY, AS WELL AS ASSUMPTIONS MADE BY AND INFORMATION CURRENTLY AVAILABLE TO THE MANAGEMENT OF THE COMPANY. WHEN USED IN THIS PROSPECTUS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS REFLECT THE CURRENT VIEWS OF THE COMPANY WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS, INCLUDING THOSE DISCUSSED UNDER "RISK FACTORS." READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

                  This page has been intentionally left blank.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including risk factors, the financial statements and other financial data appearing elsewhere in this Prospectus. References hereinafter in this Prospectus except where the context otherwise requires to (i) the "Company" or "Universal Compression" means Universal Compression, Inc. and its predecessor, Tidewater Compression Service, Inc., and (ii) "fiscal year" means the fiscal year of Holdings and the Company commencing April 1 through March 31; for example, fiscal 1996 is the fiscal year ended March 31, 1996.

                                  RISK FACTORS

     See "Risk Factors" beginning on page 11 for a discussion of certain factors that should be considered in evaluating an investment in the Notes.

                               THE EXCHANGE OFFER

     On February 20, 1998, Holdings completed the Offering (the "Offering") of $43,500,000 aggregate principal amount of 11 3/8 Senior Discount Notes due 2009 for an aggregate purchase price of $25,056,435.

     Holdings entered into a Registration Rights Agreement with the Initial Purchaser in connection with the Offering in which it agreed, among other things, to deliver to holders this Prospectus and to complete the Exchange Offer on or prior to October 18, 1998. Holders are entitled to exchange in the Exchange Offer their Original Notes for Exchange Notes with substantially identical terms. If Holdings fails to file the Registration Statement within 90 days after the Issue Date (as defined), cause the Registration Statement to be declared effective within 210 days after the Issue Date or consummate the Exchange Offer on or prior to October 18, 1998, interest will accrue at a rate of .5% per annum for the first 90 days following such date, such rate increasing by .5% per annum at the beginning of each subsequent 90-day, such interest to be payable in cash semiannually in arrears. See the discussion under the heading "the Offering" and "Description of the Exchange Notes" for further information regarding the Exchange Notes.

     Holdings believes that the Exchange Notes may be resold by holders without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to certain conditions. Holders should read the discussions under the headings "Summary of the Exchange Offer" and "the Exchange Offer" for further information regarding the Exchange Offer and resales of the Exchange Notes.

                                  THE COMPANY

     Universal Compression is a leading provider of natural gas compressor rental, maintenance and operations services to the domestic oil and gas industry, owning the second largest domestic gas compressor fleet, and has a growing presence in key international markets, including Argentina, Venezuela, the Pacific Rim, Europe and Canada. The Company has a broad base of over 500 customers and its 512,000 horsepower ("HP") gas compression rental fleet is comprised of over 2,700 units. Founded in 1954, Universal Compression is the only compression rental company with an operating presence in all active domestic gas compression markets. As a complement to its rental operations, Universal Compression designs and fabricates compression units for its own fleet as well as for its global customer base. Universal Compression's involvement in natural gas and oil production activities, rather than drilling, its geographic diversity and its fleet standardization have contributed to the Company's high operating margins and stable revenue and EBITDA. For the fiscal year ended
March 31, 1997, the Company generated revenue of $113.9 million, net income of $7.8 million and EBITDA of $38.7 million. For the fiscal year ended March 31, 1998, on a pro forma basis (giving effect to the Transactions (as defined)), Holdings generated revenue of $108.8 million, a net loss of $(3.2) million and EBITDA of $46.7 million.

     Compression equipment is primarily utilized in the production, processing, transportation and storage of natural gas and in certain applications facilitating the production of oil. Rental units are primarily employed in the field compression segment encompassing production and gas gathering. Renting compression equipment affords customers: (i) the ability to efficiently meet changing compression requirements while limiting capital investments in such equipment, (ii) access to the compression rental companies' technical skills which often leads to improved production rates and (iii) overall reduction in compression costs through the elimination of expenditures associated with owning and maintaining compressor units.

     The total domestic natural gas field compression market is approximately
16.0 million HP in size, including both operator owned and rental company units. The domestic field compression segment grew by a compound annual growth rate ("CAGR") of approximately 8% from 1992 through 1996, driven by the growth in natural gas consumption and, more significantly, by the increase in compression required to service the nation's aging gas fields and new gas discoveries. Throughout the same period, the domestic field compression rental market grew at a CAGR of 13% to approximately 4.0 million HP. The higher growth in the rental market as compared to the overall market is primarily attributable to the trend by energy producers towards outsourcing their compression requirements. From 1992 to 1996, rental companies' share of the domestic field compression market grew from 20% to 25%. In addition, industry sources expect significant growth in the international field compression market, driven by anticipated high growth rates in natural gas consumption and by an increased emphasis on cost effective operations resulting from the ongoing privatization of national energy organizations and by environmental restrictions on the "flaring" of natural gas.

                                THE TRANSACTIONS

     Pursuant to a Stock Purchase Agreement, dated as of December 18, 1997 (the "Stock Purchase Agreement"), between Tidewater Inc., a Delaware corporation ("Tidewater"), and TW Acquisition Corporation, a Delaware Corporation ("TW"), on February 20, 1998, TW acquired (the "Acquisition") 100% of the voting securities of Tidewater Compression Service, Inc. for a purchase price of approximately $350 million (the "Purchase Price"). Immediately following the Acquisition, TW was merged with and into Tidewater Compression Service, Inc., which changed its name to Universal Compression, Inc. See "Description of the Company Acquisition." Universal Compression is a wholly-owned subsidiary of Holdings, both of which were organized and are controlled by Castle Harlan Partners III, L.P., a Delaware limited partnership ("CHP"). CHP, a private investment fund, is managed by Castle Harlan, Inc. ("CHI"), a merchant banking firm.

     The following table sets forth the sources and uses of funds for the
Acquisition:

                                                                                       AMOUNT
                                                                                      (DOLLARS
SOURCES OF FUNDS:                                                                  IN THOUSANDS)
                                                                                  ----------------
Revolving Credit Facility(1)...................................................   $         35,000
Term Loan Credit Facility......................................................             75,000
Net Proceeds of the Notes contributed to the Company as equity.................             25,056
Gross Proceeds of the 9 7/8% Senior Discount Notes due 2008 (the "Company
  Notes") issued by the Company................................................            149,962
Equity Contribution............................................................             79,900
                                                                                  ----------------
                                                                                  $        364,918
                                                                                  ----------------
                                                                                  ----------------

USE OF FUNDS:
Purchase Price.................................................................   $        349,335
Fees and Expenses(2)...........................................................             13,903
Working Capital................................................................              1,680
                                                                                  ----------------
                                                                                  $        364,918
                                                                                  ----------------
                                                                                  ----------------

------------------

(1) Total availability of $85 million.
(2) Additional fees of approximately $3 million were paid subsequent to closing.

                               COMPANY STRENGTHS

     The Company believes it has certain strengths that provide it with significant competitive advantages and a solid base from which to enhance its leadership position and achieve growth, including the following:

     LEADING DOMESTIC RENTAL FLEET WITH NATIONWIDE COVERAGE. The Company owns the second largest domestic rental fleet of natural gas compressors and is the only compression rental company that has an operating presence in all active gas compressor markets in the U.S. The Company employs a highly trained staff of over 250 field and shop service technicians operating from 23 field service and three overhaul facilities. The Company's geographic diversity and nationwide operations enable the Company to (i) provide responsive and cost effective service to its rental customers, as well as for units owned by others,
(ii) increase revenue with relatively little incremental overhead expense and
(iii) offer its customers the ability to deal with one nationwide provider for their compression equipment and service needs.

     STRONG STABLE CASH FLOW. Over the past ten years, the Company's financial performance has been generally unaffected by the short-term market cycles of the oil and gas industry. The Company's historical results reflect stable operating performance and attractive operating margins that are attributable to
(i) compression being an essential component of gas production, (ii) its operations being tied to gas production, as opposed to drilling, which is more cyclical in nature, (iii) compression equipment rental often being a lower cost alternative for natural gas production companies, (iv) its broad customer base,
(v) its presence in diverse geographic regions, (vi) its compressors remaining on-site for an average of two years and (vii) the durability of the Company's compressor fleet.

     STANDARDIZED, DURABLE AND WELL-MAINTAINED RENTAL FLEET. Universal Compression has standardized its rental fleet around two equipment platforms, including the world's largest rental fleet of the highly durable Ajax compressors. This high level of fleet standardization and durability
(i) enables the Company to minimize its fleet maintenance capital requirements,
(ii) enables the Company to minimize inventory costs, (iii) facilitates low-cost compressor resizing and (iv) allows the Company to develop strong technical proficiency in its maintenance and overhauling operations. The Company believes its deployed rental fleet is in excellent condition as the Company provides full maintenance on substantially all of its deployed units.

     STRATEGIC INTERNATIONAL POSITION. The Company has a growing presence in the developing international gas compression markets of Argentina, Venezuela, the Pacific Rim, and Canada. As of June 30, 1998, the Company had 37 units aggregating approximately 21,000 HP operating on contract in these markets. The Company's international compression operations typically involve larger projects with higher operating margins and longer-term contracts providing the Company with a strong incentive to increase its focus in these markets. The Company's growing international operating presence positions it to address the compression needs of a broad international market which looks to proven and globally experienced compression companies.

     PROVEN MANAGEMENT. The Company has a senior management team that (other than its Chief Financial Officer and General Counsel, who were hired upon consummation of the Acquisition (as defined)) averages over 18 years of compression industry experience. This team has been working together since January 1994 during which period the Company approximately doubled revenue and profits. Management has achieved these results primarily by successfully integrating and consolidating several acquisitions, including the 1994 acquisitions of Halliburton Compression Service ("Halliburton") and Brazos Gas Compressing Company ("Brazos"), which in total added approximately 287,000 HP to the Company's fleet, as well as by (i) improving its nationwide field service and marketing capabilities, (ii) centralizing decision-making at its headquarters, (iii) instituting uniform quality controls, (iv) standardizing maintenance and central overhaul procedures and (v) implementing consistent Company-wide pricing. For details on the qualifications of the Company's Chief Financial Officer, Mr. Ernie Danner and General Counsel, Ms. Valerie L. Banner, see the discussion under the heading "Management."

                               BUSINESS STRATEGY

     Management and CHP (as defined) have developed a focused business strategy designed to increase revenue and EBITDA which comprises the following key elements:

     INCREASE SIZE AND AVERAGE HP OF RENTAL FLEET. The Company recently accelerated its fabrication of upper mid-range (over 500 HP) units for its rental fleet in an effort to increase the overall size and average HP of its fleet. Larger HP units are typically used in centralized field gathering and gas processing, a rapidly growing segment of the compression industry. Larger HP units are (i) leased under long-term contracts and (ii) experience lower per HP operating and maintenance costs. The Company believes that its increased penetration of this market segment will broaden its product line resulting in enhanced cross-selling opportunities and increased utilization of its existing fleet. Management believes that the Acquisition and related financings positions Universal Compression to achieve its goal of increasing the overall size and average HP of its fleet.

     EXPAND IN SELECT INTERNATIONAL MARKETS. Increased international demand for field gas compression is driven by rising natural gas demand and production due to environmental concerns, growing local economies and the desire to develop a stable local energy source permitting greater oil exports. International demand for rental units is expected to grow as national oil entities increasingly privatize and seek to eliminate capital expenditures, lower overall costs and take advantage of greater technical skills afforded by gas compression rental companies. With approximately 21,000 HP operating internationally, Universal Compression has a strategic presence in the rapidly growing rental compression markets of South America and the Pacific Rim. The Company plans to leverage its existing presence and strong global reputation for the engineering and fabrication of high specification gas and air compressors to expand its offerings in these markets. Further, with increased capital directed toward larger HP units, Universal Compression will aggressively pursue higher dollar value, more lucrative international contracts.

     EXPAND RENTAL FLEET AND CUSTOMER BASE THROUGH THE ACQUISITION AND LEASEBACK OF COMPRESSORS. The Company estimates that domestic energy producers, transporters and processors own and operate approximately 12.0 million HP of field compression equipment, representing approximately 75% of the total domestic field compression base. Producers and other industry participants are increasingly outsourcing essential but non-core activities, including gas compression services, to focus on core activities and reduce capital investment. These outsourcing opportunities typically involve sizable fleets of operating units that are purchased in place and leased back on a long-term basis. The Company believes that with improved capital availability resulting from the Acquisition and related financings, it is well positioned to capitalize on such opportunities for significant fleet growth.

     PURSUE INDUSTRY CONSOLIDATION OPPORTUNITIES. The rental compression services industry has experienced significant consolidation over the past several years but remains fragmented. In addition to opportunities to achieve significant integration cost savings, consolidation is being driven by the expanding needs of customers for the full range of compression services, equipment and attendant technical skills. The Company initiated the current phase of industry consolidation in 1994 with the acquisition of Halliburton and Brazos. The Company believes that continuing industry consolidation will present it with opportunities to acquire both smaller regional operators and larger compression service companies and that, as a result of the Acquisition and related financings, the Company is well positioned to pursue such opportunities.

     COMPLEMENT CORE RENTAL BUSINESS WITH ANCILLARY SERVICES. The Company offers a broad array of services to complement its core rental business. These services include maintenance, turnkey installation, contract operations and unit fabrication. These ancillary services enable Universal Compression to
(i) increase its customer base, (ii) increase rental revenue from its existing fleet, (iii) improve customer loyalty and (iv) diversify its revenue base. In addition, contract operations enable the Company to grow its business with limited capital expenditures.

     PROMOTE GROWTH THROUGH EMPLOYEE INCENTIVE PROGRAMS. The Company has begun implementation of an employee incentive program that correlates annual and long-term compensation with individual and Company performance. That program is designed to result in the Company's management and employees being given the opportunity to beneficially own approximately 12% of the common stock of Holdings on a fully-diluted basis through cash investment, stock grants and stock option awards. The Company believes such incentives will promote internal growth and facilitate the successful implementation of the Company's goals. See "Financial Statements of Universal Compression Holdings, Inc."

                                    HOLDINGS

     Holdings was formed in December 1997 for the purpose of facilitating the Acquisition and related financings. Holdings is a holding company with no material operations of its own. Accordingly, Holdings is dependent upon the distribution of the earnings of its subsidiaries, whether in the form of dividends, advances or payments on intercompany obligations, to service its debt obligations. As of this date, Holdings' sole assets are 100% of the common stock of the Company. Other than matters incidental to the Acquisition and related financings, Holdings has engaged in no activities.

     Holdings' principal executive offices are located at c/o Castle Harlan, Inc., 150 East 58th Street, New York, New York 10155. Its main telephone number is (212) 644-8600.

                         SUMMARY OF THE EXCHANGE OFFER

Registration Rights Agreement.............  Holders are entitled, pursuant to the Registration Rights Agreement
                                            (as defined), to exchange the Original Notes for Exchange Notes having substantially identical terms. The Exchange Offer is intended to satisfy these rights. After the Exchange Offer is complete, holders may no longer be entitled to any exchange or registration rights with respect to the Original Notes. Holders of the Original
                                            Notes who do not tender their Original Notes in the Exchange Offer or whose Original Notes are not accepted for exchange will continue to hold such Original Notes and will be entitled to all the rights and preferences and will be subject to the limitations applicable thereto set forth in the Indenture except for any such rights or limitations which by their terms, terminate or cease to be effective as a result of the making, and the acceptance for exchange of all validly tendered Original Notes pursuant to the Exchange Offer.

The Exchange Offer........................  Up to $43,500,000 aggregate principal amount of Exchange Notes are being offered in exchange for a like aggregate principal amount of
                                            Original Notes. Holdings will issue registered Exchange Notes on or promptly after the expiration of the Exchange Offer. For a description of the procedures for tendering Original Notes, see "The
                                            Exchange Offer--Procedures for Tendering Original Notes." Holdings
                                            may also be required to issue to the Initial Purchaser Private
                                            Exchange Notes (as defined) in the event the Initial Purchaser is holding Original Notes having, or reasonably likely to be determined to have, the status of an unsold allotment in the initial
                                            distribution. The Private Exchange Notes will be identical in all material respects to Exchange Notes.

Resales...................................  Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, Holdings believes that
                                            Exchange Notes issued pursuant to the Exchange Offer in exchange for
                                            Original Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than (i) any such holder which is an "affiliate" of Holdings within the meaning of Rule 405 under the Securities Act, (ii) a broker-dealer who acquired the Original
                                            Notes directly from Holdings or (iii) broker-dealers who acquired the
                                            Original Notes as a result of market-making or other trading activities) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such
                                            Exchange Notes are acquired in the ordinary course of such holders'
                                            business, such holders have no arrangement or understanding with any person to participate in the distribution of such Exchange Notes and neither such holders nor any such other person is engaging in or intends to engage in a distribution of such Exchange Notes. Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes, where such Original Notes were acquired by such broker-dealer as a result of market-making or other activities must acknowledge that it will deliver a prospectus in connection with any sale of such Exchange Notes. Any broker-dealer that participates in a distribution of the Exchange Notes may not participate in the Exchange Offer and will be deemed to be an underwriter for purposes of the Securities Act. Any Holder who is an affiliate of Holdings or who uses the Exchange Offer to

                                            participate in a distribution of the Exchange Notes to be acquired in the Exchange Offer may not rely on such interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resales of such Exchange Notes. See "Plan of Distribution."

Expiration Date...........................  The Exchange Offer will expire at 12:00 a.m., New York City time, on
                                            October 16, 1998 (such time on such date being hereinafter called the
                                            "Expiration Date"), unless Holdings decides to extend the expiration date.

Conditions to the Exchange Offer..........  The Exchange Offer is not subject to any condition other than that the Exchange Offer not violate applicable law or any applicable interpretation of the Staff of the Commission.

Procedures for Tendering Outstanding Notes
  held in the Form of Book-Entry
  Interests...............................  The Original Notes were issued as global securities without interest coupons. The Original Notes were deposited with The United States
                                            Trust Company of New York, as book-entry depositary, when they were issued. The United States Trust Company of New York issued a certificateless depositary interest in each Original Note, which represents a 100% interest in the Original Note, to The Depositary
                                            Trust Company ("DTC"). Beneficial interests in the Original Notes, which are held by direct or indirect participants in DTC through the certificateless depositary interests (the "Book-Entry Interests"), are shown on, and transfers of such Original Notes can be made only through, records maintained in book-entry form by DTC (with respect to its participants) and its participants.
                                            Holders of Original Notes held in the form of a Book-Entry Interest who wish to tender their Book-Entry Interest for exchange pursuant to the Exchange Offer must transmit to The United States Trust Company of New York, as exchange agent (the "Exchange Agent"), on or prior to the Expiration Date:

                                            (i) either:

                                            (a) a properly completed and duly executed Letter of Transmittal, which accompanies this Prospectus, or a facsimile of the Letter of Transmittal, including all other documents required by the
                                                Letter of Transmittal, to the Exchange Agent at the address set forth on the cover page of the Letter of Transmittal; or

                                            (b) a computer-generated message transmitted by means of DTC's
                                                Automated Tender Offer Program system and received by the
                                                Exchange Agent and forming a part of a confirmation of book entry transfer in which such Holder acknowledges and agrees to be bound by the Letter of Transmittal;

                                            and (ii) either:

                                            (a) a timely confirmation of book-entry transfer of such holder's
                                                Original Notes into the Exchange Agent's account at DTC, pursuant to the procedure for book-entry transfers described in this
                                                Prospectus under the heading "The Exchange Offer--Book-Entry
                                                Transfer" must be received by the Exchange Agent on or prior to the Expiration Date; or

                                            (b) the documents necessary for compliance with the guaranteed delivery procedures described below.

Procedures for Tendering Definitive
  Registered Notes........................  Subject to certain conditions, a holder of Book-Entry Interests in the Original Notes is entitled to receive, in exchange for its
                                            Book-Entry Interests, registered Original Notes which are in equal principal amounts to its Book-Entry Interests. However, as of this date, no registered Original Notes are issued and outstanding. If a holder acquires registered Original Notes prior to the Expiration
                                            Date, such holder must tender its registered Original Notes in accordance with the procedures described in this Prospectus under the heading "The Exchange Offer--Procedures for Tendering Definitive
                                            Registered Notes."

Special Procedures for Beneficial
  Owners..................................  A beneficial owner of Book-Entry Interests whose name does not appear on a security position listing of DTC as the holder of such
                                            Book-Entry Interests or a beneficial owner of registered Original
                                            Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee that wishes to tender such
                                            Book-Entry Interests or registered Original Notes in the Exchange
                                            Offer should contact such person in whose name its Book-Entry
                                            Interest or registered Original Notes are registered promptly and instruct such person to tender on its behalf.

Guaranteed Delivery Procedures............  If holders wish to tender their Original Notes and time will not permit the required documents to reach the Exchange Agent by the
                                            Expiration Date, or the procedure for book-entry transfer cannot be completed on time or certificates for registered Original Notes cannot be delivered on time, such holders may tender their Original
                                            Notes pursuant to the procedures described in this Prospectus under the heading "The Exchange Offer--Guaranteed Delivery Procedures."

Withdrawal Rights.........................  Holders may withdraw the tender of their Original Notes at any time prior to 5:00 p.m. New York City time on the Expiration Date.

Certain U.S. Federal Income Tax
  Consequences............................  The exchange of Notes will not be a taxable exchange for United
                                            States federal income tax purposes. Holders will not recognize any taxable gain or loss or any interest income as a result of such exchange.

Use of Proceeds...........................  Holdings will not receive any proceeds from the issuance of the
                                            Exchange Notes pursuant to the Exchange Offer. Holdings will pay all expenses incident to the Exchange Offer.

Exchange Agent............................  The United States Trust Company of New York is serving as Exchange
                                            Agent in connection with the Exchange Offer.

                               THE ORIGINAL NOTES

                                  THE OFFERING

     The form and terms of the Exchange Notes are the same as the form and terms of the Original Notes, except that the Exchange Notes will be registered under the Securities Act and, therefore, will not have legends restricting their transfer and generally will not be entitled to registration under the Securities Act. The Exchange Notes will evidence the same debt as the Original Notes and both the Original Notes and the Exchange Notes are governed by the same indenture.

SECURITIES OFFERED........................  $43,500,000 aggregate principal amount at maturity of 11 3/8% Senior
                                            Discount Notes due 2009.

ISSUER....................................  Universal Compression Holdings, Inc.

MATURITY DATE.............................  February 15, 2009.

INTEREST PAYMENT DATES....................  The Original Notes were offered by Holdings at a substantial discount from their principal amount. Commencing February 15, 2003, interest will accrue until maturity on the Notes at the rate of 11 3/8% per annum and will be payable semi-annually on August 15 and
                                            February 15, commencing August 15, 2003.

RANKING...................................  The Original Notes are general unsecured senior obligations of
                                            Holdings and will rank pari passu in right of payment to existing and future senior indebtedness of Holdings, including indebtedness under the Senior Secured Credit Facilities (as defined). As of June 30,
                                            1998, other than the Original Notes, Holdings had $113.3 million of senior secured indebtedness outstanding as a consequence of the obligations of Holdings under the Senior Secured Credit Facilities;
                                            and Holdings' sole subsidiary, the Company, had approximately $268.6 million of senior indebtedness outstanding, of which $113.3 million would have been secured. The Notes are structurally junior to the
                                            Company Notes. Holdings is a holding company with no material operations of its own. Accordingly, Holdings is dependent upon the distribution of the earnings of its subsidiaries, whether in the form of dividends, advances or payments on account of intercompany obligations, to service its debt obligations. The Original Notes are effectively subordinated to all liabilities of Holdings' subsidiaries
                                            (including trade payables and obligations under the Senior Secured
                                            Credit Facilities). See "Risk Factors--Holding Company
                                            Structure--Limitation on Access to Cash Plan of
                                            Subsidiaries--Structural Subordination."

OPTIONAL REDEMPTION.......................  The Original Notes are redeemable in whole at the option of Holdings at any time prior to February 15, 2003 at a redemption price equal to
                                            100% of the Accreted Value thereof plus the Applicable Premium as of the date of redemption. The Original Notes are redeemable, in whole or in part, at the option of Holdings on or after February 15, 2003, at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption. In addition, at any time on or prior to February 15, 2001, Holdings may, at its option, redeem all of the then outstanding Original Notes originally issued with the net cash proceeds of one or more Public Equity Offerings, at a redemption price equal to 111.375% of the Accreted Value of the Original Notes
                                            to be redeemed plus accrued and unpaid interest to the date of redemption.

CHANGE OF CONTROL.........................  Upon a Change of Control, each holder will have the right, subject to certain conditions, to require Holdings to repurchase such holder's
                                            Original Notes at a price equal to 101% of the Accreted Value thereof plus accrued and unpaid interest to the date of repurchase.

CERTAIN COVENANTS.........................  The Indenture governing the Original Notes (the "Indenture") contains certain covenants that limit the ability of Holdings and its subsidiaries to, among other things, incur additional indebtedness, pay dividends or make investments and certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, incur liens, impose restrictions on the ability of a subsidiary to pay dividends or make certain payments to
                                            Holdings and its subsidiaries, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of Holdings. In addition, under certain circumstances, Holdings will be required to offer to purchase the Original Notes, in whole or in part, at a purchase price equal to 100% of the Accreted Value thereof plus accrued and unpaid interest, if any, to the date of repurchase, with the proceeds of certain Asset Sales. All of such covenants are subject to significant qualifications and exceptions.

ORIGINAL ISSUE DISCOUNT...................  The Exchange Notes should be treated as a continuation of the
                                            Original Notes for Federal income tax purposes. The Original Notes were issued with original issue discount for Federal income tax purposes. See "Material United States Federal Income Tax
                                            Considerations."

     For additional information regarding the Notes, see "Description of the Notes."

                                USE OF PROCEEDS

     There will be no cash proceeds to Holdings from the Exchange Offer.

           SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OTHER DATA

     The following table sets forth summary historical financial data for Universal Compression Holdings, Inc. and its predecessor, Tidewater Compression Service, Inc. ("Predecessor") and summary pro forma consolidated financial information. The summary historical financial data for the Predecessor as of and for each of the years in the two-year period ended March 31, 1997 and for the period from April 1, 1997 through February 20, 1998 and the summary consolidated historical financial data for Holdings as of and for the 39 day period ending March 31, 1998 have been derived from the respective audited financial statements, included elsewhere herein. The summary financial data for the Predecessor for the three months ending June 30, 1997 and the summary consolidated financial data for Holdings for the three months ending June 30, 1998 have been derived from unaudited financial statements included elsewhere herein, which in the opinion of management include all necessary and recurring accounting adjustments to permit a fair presentation of the financial statements. The pro forma consolidated financial information for the fiscal year ending March 31, 1998 has been derived from and reflects the Acquisition and related financings in the manner described under "Holdings Unaudited Pro Forma Consolidated Financial Statements and Other Data." The pro forma consolidated financial information is not necessarily indicative of either future results of operations or the results that might have occurred if the Acquisition and related financings had been consummated on the indicated dates. See "Management's Discussion and Analysis of Universal Compression Financial Condition and Results of Operations."

     The following table should be read in conjunction with "Holdings Unaudited Pro Forma Consolidated Financial Statements and Other Data," "Management's Discussion and Analysis of Universal Compression Financial Condition and Results of Operations" and the Financial Statements of Tidewater Compression Service, Inc., and Holdings, including the related notes thereto, included elsewhere in this Prospectus.

                                                                                                                 HOLDINGS
                                                       PREDECESSOR                                    ------------------------------
                      -----------------------------------------------------------------------------
                        FISCAL YEAR ENDED                                          PERIOD FROM         PRO FORMA
                           MARCH 31,          THREE MONTH       PERIOD FROM       DECEMBER 12, 1997   FISCAL YEAR      THREE MONTH
                      ---------------------   PERIOD ENDED    APRIL 1, 1997 TO       THROUGH             ENDED         PERIOD ENDED
                        1996        1997      JUNE 30, 1997   FEBRUARY 20, 1998   MARCH 31, 1998(8)   MARCH 31, 1998   JUNE 30, 1998
                      ---------   ---------   -------------   -----------------   -----------------   --------------   -------------
INCOME STATEMENT
  DATA:
Revenue.............  $ 110,464   $ 113,886     $  26,381         $  95,686           $  13,119          $108,805        $  29,637
Gross margin(1).....     51,685      48,332        13,035            47,752               6,891            58,443           14,918
Depreciation and
  amortization......     26,997      26,163         6,554            23,310               1,560            19,307            4,522
General and
  administrative
  expenses..........     10,508      11,004         2,509             8,669               1,305            13,037            3,808
Operating
  income(2).........     14,180      11,165         3,972            15,773               4,026            26,099            6,588
Interest expense,
  net...............      3,706          --             2                --               3,203            32,474            6,983
Income tax expense
  (benefit).........      3,745       4,724         1,527               409                 409            (1,888)            (132)
Net income (loss)...      5,972       7,842         2,623            10,759                 430            (3,214)            (227)

OTHER DATA:
EBITDA(3)...........  $  40,420   $  38,729     $  10,706         $  40,340           $   5,602          $ 46,679        $  11,146
Acquisition(4)......         --          --            --                --             351,872                --               --
Cash flows from
  (used in):
  Operating
    activities......     50,810      41,923         9,032            33,491              (1,005)               --            6,216
  Investing
    activities......     (1,270)     (8,836)       (3,291)          (13,797)           (353,145)               --          (11,723)
  Financing
    activities......    (49,506)    (33,121)       (5,741)          (17,870)            356,226                --            3,368
Ratio of earnings to
  fixed charges(5)..       3.5x       88.9x        130.7x               .9x              132.1x              1.3x              .9x
Pro Forma ratio of
  EBITDA to adjusted
  interest
  expense(6)........         --          --            --                --                  --              1.6x               --

                                                                                                         AS OF            AS OF
                                                                                                      MARCH 31, 1998   JUNE 30, 1998
                                                                                                         --------        ---------
BALANCE SHEET DATA:
  Working capital(7)............                                                                         $ 13,882        $  15,959
  Total assets..................                                                                          380,226          383,575
  Total debt....................                                                                          286,862          294,646
  Stockholder's equity..........                                                                           81,680           81,453

------------------
(1) Gross margin is defined as total revenue less (i) rental expense, (ii) cost of sales (exclusive of depreciation and amortization), (iii) gain on asset sales and (iv) interest income.

(2) Operating income is defined as income before income taxes less gain on asset sales and interest income plus interest expense.

(3) EBITDA is defined as net income plus income taxes, interest expense, depreciation and amortization. EBITDA represents a measure upon which management assesses financial performance and certain covenants in the Company's borrowing arrangements will be tied to similar measures. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to operating income or net income as an indicator of the Company's operating performance or to net cash provided by operating activities as a measure of its liquidity. Additionally, the EBITDA computation used herein may not be comparable to other similarly titled measures of other companies.

(4) On February 20, 1998, the Company acquired 100% of the voting securities of TCS for approximately $350 million. The results of TCS' operations have been included in the Company's operations from the date of Acquisition.

(5) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes, plus fixed charges. Fixed charges include interest expense on all indebtedness, amortization of deferred financing fees, and one-third of rental expense on operating leases representing that portion of rental expense deemed to be attributable to interest.

(6) Adjusted interest expense is defined as total pro forma estimated interest expense excluding amortization of deferred financing costs of $1.1 million.

(7) Working capital is defined as current assets minus current liabilities.

(8) Holdings' financial information shown in this column is for the period from December 12, 1997 (inception) through March 31, 1998. However, Holdings had no operations prior to the Acquisition on February 20, 1998.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, including "Universal Compression Selected Historical Financial Data," "Management's Discussion and Analysis of Universal Compression Financial Condition and Results of Operations," and the Company's financial statements and notes thereto included elsewhere herein, the following risk factors should be considered carefully by holders of Original Notes prior to making an investment in the Exchange Notes. The term "Note" or "Notes" includes the Original Notes and the Exchange Notes.

SIGNIFICANT LEVERAGE AND DEBT SERVICE

     As a result of the Acquisition, Holdings and its consolidated subsidiaries have indebtedness that is substantial in relation to their respective stockholder's equity, as well as interest and debt service requirements which are significant compared to its cash flow from operations. As of June 30, 1998, Holdings had consolidated outstanding indebtedness, including accounts payable and accrued liabilities, and the Notes, of approximately $302 million, which represented 78% of total capitalization. See "Capitalization."

     The Indenture permits Holdings and its consolidated subsidiaries to incur additional indebtedness based upon the Consolidated Fixed Charge Coverage Ratio (as defined) of Holdings. For example, on June 30, 1998, Holdings' Consolidated Fixed Charge Coverage Ratio was 1.75:1, which would have permitted Holdings and its consolidated subsidiaries to incur additional indebtedness of up to $76.4 million. Moreover, the Indenture permits Holdings to incur certain indebtedness designated as Permitted Indebtedness (as defined) which is treated separately from indebtedness factored into determining the Consolidated Fixed Charge Coverage Ratio. See "Description of the Exchange Notes--Certain Covenants--Limitation on Incurrence of Additional Indebtedness." The terms of the indenture in respect of the Company Notes are substantially similar. However, as a practical matter, since the indebtedness incurred by the Company is aggregated with Holdings' indebtedness when determining the Consolidated Fixed Charge Coverage Ratio, Holdings' ability to incur additional indebtedness is dependent upon the amount of indebtedness outstanding for both Holdings and the Company. Under the Revolving Credit Facility, the Company may, subject to availability, incur an additional $45 million in Revolving Loans (as defined).

     The degree to which Holdings is leveraged could have important consequences to holders of the Notes, including, but not limited to the following: (i) a substantial portion of Holdings' cash flow from operations must be dedicated to debt service and will not be available for operations and other purposes, except that for the first five years immediately following the Offering, debt service as to the Notes and the Company Notes will be satisfied on a non-cash payment basis; (ii) Holdings' ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired; (iii) certain of Holdings' borrowings are and will continue to be at variable rates of interest, which exposes Holdings to the risk of increased interest rates and (iv) Holdings' level of indebtedness could make it more vulnerable to economic downturns and limit its ability to withstand competitive pressures.

     Holdings' ability to pay interest on the Notes and to satisfy its other obligations will depend upon Holdings' future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond Holdings' control. There can be no assurance that Holdings' operating results will be sufficient for Holdings to meet its obligations. Holdings may be required to refinance the Notes at maturity. No assurance can be given that, if required, Holdings will be able to refinance the Notes on terms acceptable to it, if at all. If Holdings is unable to service its indebtedness, it will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures or the expansion of Holdings, selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on terms acceptable to Holdings, if at all. See "Management's Discussion and Analysis of Universal Compression Financial Condition and Results of Operations--Liquidity and Capital Resources."

CHANGE OF CONTROL AND THE NOTES

     The Indenture provides that upon the occurrence of a Change of Control (as defined), each Holder will have the right to require that Holdings purchase all or a portion of such Holder's Notes at a purchase price equal to 101% of the Accreted Value thereof plus accrued and unpaid interest to the date of purchase.

     If such an event occurs, there can be no assurance that Holdings will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking Holdings to purchase their Notes. The Senior Secured Credit Facilities and the Company Indenture may restrict the Company from making payments to Holdings in amounts sufficient to repurchase the Notes upon the occurrence of a Change of Control. The failure of Holdings to make or consummate purchase of the Note or pay the applicable Change of Control purchase price when due would result in an Event of Default and would give the Trustee and the Holders of the Notes the rights described under "Description of the Exchange Notes--Events of Default". In addition to the obligations of Holdings under the Indenture with respect to the Notes in the event of a Change of Control, the Senior Secured Credit Facilities contain a provision designating a change of control as described therein as an event of default, which would obligate Holdings to repay amounts outstanding under the Credit Agreement upon an acceleration of the indebtedness outstanding thereunder. See "Description of the Exchange Notes--Change of Control."

     Additionally, in the future, Holdings and the Company could enter into acquisitions, refinancings, recapitalizations, highly leveraged transactions or other transactions that may not constitute a Change in Control, but that could increase the amount of indebtedness outstanding or otherwise affect Holdings' or the Company's capital structure, credit rating or adversely affect the Holders of the Notes.

LIMITATIONS IMPOSED BY CERTAIN INDEBTEDNESS

     The indenture governing the Notes (the "Indenture") and the indenture governing the Company Notes (the "Company Indenture") contain certain restrictive covenants which will affect, and in many respects significantly limit or prohibit, among other things, the ability of Holdings and the Company, respectively, to incur indebtedness, make prepayments of certain indebtedness, make investments, engage in transactions with affiliates, create liens, sell assets and engage in mergers and consolidations. The Company believes that such restrictive covenants are not likely to have a materially adverse effect on its ability to make necessary capital investments. The borrowings under the Senior Secured Credit Facilities are secured by substantially all the assets of the Company. If borrowings under the Senior Secured Credit Facilities are not repaid in accordance with their terms, the lenders thereunder could proceed against the collateral securing the Senior Secured Credit Facilities. If the indebtedness under the Senior Secured Credit Facilities were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay such indebtedness, the Company Notes and the Notes. See "Description of Other Indebtedness."

HOLDING COMPANY STRUCTURE; LIMITATION ON ACCESS TO CASH FLOW OF SUBSIDIARIES; STRUCTURAL SUBORDINATION

     Holdings is a holding company, and its ability to pay interest on the Notes is dependent upon the receipt of dividends from its direct and indirect subsidiaries. At present, the Company is the sole subsidiary of Holdings. Holdings does not have, and in the future may not have, any assets other than the common stock of the Company, which common stock has been pledged as collateral under the Senior Secured Credit Facilities. The Senior Secured Credit Facilities and the Company Indenture each imposes substantial restrictions on the Company's ability to pay dividends to Holdings. Any payment of dividends will be subject to the satisfaction of certain financial conditions set forth in the Company Indenture and the Senior Secured Credit Facilities. The ability of the Company to comply with such conditions in the Company Indenture may be affected by events that are beyond the control of Holdings. The breach of any such conditions could result in a default under the Company Indenture, the Term Loan Credit Facility and/or the Revolving Credit Facility, and in the event of any such default, the holders of the Company Notes or the lenders under the Senior Secured Credit Facilities could elect to accelerate the maturity of all the Company Notes or the loans under such facilities. If the maturity of the Company Notes or the loans under the Senior Secured Credit Facilities were to be accelerated, all such outstanding debt would be required to be paid in full before the Company would be permitted to distribute any assets or cash to Holdings. There can be no assurance that the assets of the Company would be sufficient to repay all of such outstanding debt and to meet its obligations under the Company Indenture. Future borrowings by the Company can be expected to contain restrictions or prohibitions on the payment of dividends by the Company and its subsidiaries to Holdings. In addition, under Delaware law, a subsidiary of a company is permitted to pay dividends on its capital stock only out of its surplus or, in the event that it has no surplus, out of its net profits for the year in which a dividend is declared or for the immediately preceding fiscal year. Surplus is defined as the excess of a company's total assets over the sum of its total liabilities plus the par value of its outstanding capital stock. In order to pay dividends in cash, the Company must have surplus or net profits equal to the full amount of the cash dividend at the time such dividend is declared. In determining the Company's ability to pay dividends,

Delaware law permits the Board of Directors of a company to revalue its assets and liabilities from time to time to their fair market values in order to create surplus. Holdings cannot predict what the value of its subsidiaries' assets or the amounts of their liabilities will be in the future and, accordingly, there can be no assurance that Holdings will be able to pay its debt service obligations on the Notes. In addition, indebtedness outstanding under the Senior Secured Credit Facilities is secured by substantially all of the assets of the Company (including the common stock of the Company.) As secured creditors, the lenders under the Senior Secured Credit Facilities would control the disposition and sale of the common stock of Holdings after an event of default under the Senior Secured Credit Facilities and would not be legally required to take into account the interest of unsecured creditors of Holdings, such as the holders of the Notes, with respect to any such disposition or sale. There can be no assurance that the assets of Holdings after the satisfaction of claims of its secured creditors would be sufficient to satisfy any payments owing with respect to the Notes.

     As a result of the holding company structure of Holdings, the holders of the Notes are structurally junior to all existing and future creditors of the Holdings' subsidiaries and holders of preferred stock interests, except to the extent that Holdings is itself recognized as a creditor of any such subsidiary, in which case the claims of Holdings would still be subordinate to any security in the assets of such subsidiary and any of such subsidiary senior to that held by Holdings. In the event of insolvency, liquidation, reorganization, dissolution or other winding-up of the Holdings' subsidiaries, Holdings will not receive any funds available to pay to creditiors of the subsidiaries. As of June 30, 1998, the aggregate amount of indebtedness and other obligations of Holdings' subsidiaries (including trade payables and other accrued liabilities) was $276 million.

     The Company Notes and all amounts owing under the Senior Secured Credit Facilities will mature prior to the maturity of the Notes. There could be no assurance that if the Company is required to refinance the Company Notes or any amounts under the Senior Secured Credit Facilities, it will be able to do so upon acceptable terms, if at all.

RISK OF FRAUDULENT TRANSFER LIABILITY

     Management of Holdings believes that the indebtedness represented by the Notes was incurred for proper purposes and in good faith, and that, based on present forecasts, asset valuations and other financial information, Holdings is solvent, has sufficient capital for carrying on its business and is able to pay its debts as they mature. Notwithstanding management's belief, if a court of competent jurisdiction in a suit by an unpaid creditor or a representative of creditors (such as a trustee in bankruptcy or a debtor-in-possession) were to find that Holdings did not receive fair consideration or reasonably equivalent value for incurring the Notes and, at the time of the incurrence of the Notes or such indebtedness, Holdings was insolvent, was rendered insolvent by reason of such incurrence, was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital, intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts matured, or intended to hinder, delay or defraud its creditors, such court could avoid such indebtedness. A likely consequence of such avoidance would be the subordination of the indebtedness represented by the Notes to existing and possibly future indebtedness and other liabilities of Holdings. The measure of insolvency for purposes of the foregoing will vary depending upon the law of the relevant jurisdiction. Generally, however, a company would be considered insolvent for purposes of the foregoing if the sum of that company's liabilities is greater than all the company's properties at a fair valuation, or if the present fair salable value of the company's assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and matured. There can be no assurance as to what standards a court would apply to determine whether Holdings was solvent at the relevant time, or whether, whatever standard was applied, the Notes would not be avoided on another of the grounds set forth above.

INDUSTRY CONDITIONS

     Gas compression operations may be materially dependent upon the levels of activity in natural gas development, production, processing and transportation. Such activity levels may be affected both by short-term and long-term trends in natural gas prices. In recent years, natural gas prices and, therefore, the level of drilling and exploration activity, have been extremely volatile. Any prolonged substantial reduction in natural gas prices would, in all likelihood, depress the level of exploration and development activity and result in a decline in the demand for the Company's compression equipment and services. A prolonged and significant decline in natural gas prices could have a material adverse effect on the Company's business, results of operations and financial condition.

SHORT-TERM LEASES; POSSIBLE INABILITY TO RE-LEASE COMPRESSORS

     The initial term of the Company's leases generally varies based on operating conditions and customer needs. In most events, the Company's initial lease terms, unless extended by the lessee, are not generally sufficient for the Company to recoup the average cost of acquiring or fabricating compressors under currently prevailing lease rates. Accordingly, the Company assumes substantial risk of not recovering its entire investment in the equipment it acquires or fabricates through the initial term of the given lease. Although the Company has historically been successful in re-leasing units in its inventory, there can be no assurance that the Company will continue to be able to do so or that a substantial number of its lessees will not terminate their leases at approximately the same time, thereby causing an adverse accumulation of unleased compressors in the Company's inventory. The inability of the Company to lease a substantial portion of its compressors would have a material adverse effect upon the Company's business, results of operations and financial condition. See "Business--Operations."

DEPENDENCE ON SUPPLIERS

     As a consequence of its highly standardized fleet, certain of the components used in the Company's products are obtained from a single source or a limited group of suppliers. The Company's reliance on such suppliers involves several risks, including a potential inability to obtain an adequate supply of required components in a timely manner, price increases and component quality. Although the Company seeks to reduce dependence on those sole and limited source suppliers, the partial or complete loss of certain of those sources could have at least a temporary material adverse effect on the Company's results of operations and damage customer relationships. Further, a significant increase in the price of one or more of these components could materially adversely affect the Company's results of operations.

SUBSTANTIAL CAPITAL INVESTMENTS

     The Company currently anticipates it will continue to make substantial capital investments in the expansion of the compressor rental fleet. The Company believes that the restrictive covenants contained in the Indenture are not likely to have a material adverse effect on its ability to make necessary capital investments. Historically, the Company has financed these investments through internally generated funds and contributions from Tidewater. If the Company does not incur these expenditures while its competitors make substantial fleet investments, the Company's market share may decline and its business may be adversely affected. See "-- Limitations Imposed by Certain Indebtedness."

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

     The Company intends to continue to expand its business in South America and the Pacific Rim and, ultimately, other international markets, directly and through joint ventures. The Company's international operations are affected by global economic and political conditions. In addition, changes in economic or political conditions in any of the countries in which the Company operates could result in exchange rate movement, new currency or exchange controls, other restrictions being imposed on the operations of the Company or expropriation. The Company's operations may also be adversely affected by significant fluctuations in the value of the U.S. dollar to meet its obligations. See "--Foreign Exchange Rate Risks; Repatriation Risks," "Management's Discussion and Analysis of Universal Compression Financial Condition and Results of Operations" and "Business."

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends to a significant degree upon the continued contributions of key management, engineering, sales and marketing, customer support, finance and manufacturing personnel, certain of whom would be difficult to replace. See "Management--Directors and Executive Officers." The Company does not maintain and does not intend to obtain key man life insurance for any of its employees. The loss of the services of certain of these individuals could have a material adverse effect on the Company. There can be no assurance that the services of such personnel will continue to be available to the Company. In connection with the Acquisition, the Company entered into employment agreements with Messrs. Stephen A. Snider, Ernie Danner, Thomas E. Hartford, Robert D. Ryan and Newton Schnoor, members of its senior management team. See "Management--Executive Compensation; Employment Agreements." In addition, the Company believes that its success depends on its ability to attract and retain additional qualified employees and that the failure to recruit such other skilled personnel could have a material adverse effect on the Company.

MANAGEMENT INFORMATION SYSTEMS

     The Company believes that improvements in management and operational controls, and operational, financial and management information systems are needed to manage further growth. The Company also currently plans to augment its information systems. In addition, Tidewater is conducting a program to review and correct data processing issues relating to whether its systems will recognize the year 2000 or will treat any date after December 31, 1999 as a date during the twentieth century. The Company will be entitled to the benefits of such program. There can be no assurance that the management information system will produce the desired efficiencies or that other improvements will not be needed. The failure to implement such improvements successfully could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Universal Compression Financial Condition and Results of Operations--Impact of the Year 2000."

AVAILABILITY AND INTEGRATION OF ACQUISITIONS

     Since the Acquisition, the Company has adopted a new growth strategy and plans to pursue the acquisition of other companies, assets and product lines that either complement or expand its existing business. Any such acquisition may be effected by Holdings, the Company or a subsidiary of either. Each such acquisition will involve a number of potential risks, such as the diversion of management's attention to the assimilation of the operations and personnel of the acquired businesses and possible short-term adverse effects on the Company's operating results during the integration process.

     The Company is unable to predict whether or when any prospective candidate will become available or the likelihood of a material acquisition being completed. The Company may seek to finance any such acquisition through the issuance of new debt and/or equity securities. If the Company proceeds with an acquisition, and if such acquisition is relatively large and consideration is in the form of cash, a substantial portion of the Company's financial resources could be used in order to consummate any such acquisition. In addition, due to the relatively large size of several potential acquisition opportunities, the general risks inherent in acquisitions described above could be particularly acute.

POTENTIAL LIABILITY AND INSURANCE

     Natural gas service operations are subject to inherent risks, such as equipment defects, malfunction and failures and natural disasters with resultant uncontrollable flows of gas or well fluids, fires and explosions. These risks could expose the Company to substantial liability for personal injury, wrongful death, property damage, pollution and other environmental damages.

     Although the Company has obtained insurance against certain of these risks, no assurance can be given that such insurance will be adequate to cover the Company's liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Company were to incur such liability at a time when it is not able to obtain liability insurance, its business, results of operations and financial condition could be materially adversely affected.

ENVIRONMENTAL REGULATION

     The Company is subject to various federal, state and local laws and regulatory standards in the areas of safety, health and the environment, including regulations regarding emission controls. The Company believes that it is in substantial compliance with such laws and regulations and that the phasing in of emission controls and other known standards at the rate currently contemplated by existing laws and regulations will not have a material adverse effect on the Company's business, results of operations or financial condition. However, various state and federal agencies from time to time may adopt new laws and regulations or amend existing laws and regulations regarding environmental protection that may impose stricter and more costly requirements. Such changes to existing laws or regulations could require the Company to undertake significant capital expenditures and could otherwise have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company routinely deals with natural gas, oil and other petroleum products. As a result of its fabrication and overhaul operations, the Company will generate, manage and dispose of hazardous wastes, such as solvents, thinner, waste paint, waste oil, washdown wastes, and sandblast material. Although the Company attempts to identify and address contamination before acquiring properties, and although the Company attempts to utilize generally accepted operating and disposal practices, hydrocarbons or other wastes may have been disposed or released on or under properties owned, leased, or operated by the Company or on or under other locations where such wastes have been taken for disposal. These properties and the wastes disposed thereon may be subject to federal or state environmental laws that could require the Company to remove the wastes or remediate sites, which could have a material adverse effect on the Company. See also "Business--Environmental Regulation."

COMPETITION

     The natural gas compression service and fabrication business is highly competitive. Overall, the Company experiences considerable competition from companies with significantly greater financial resources and, on a regional basis, from several smaller companies which compete directly with the Company. The Company believes it is currently one of the largest natural gas compression companies in the United States on the basis of aggregate rental HP.

FOREIGN EXCHANGE RATE RISKS; REPATRIATION RISKS

     Although the Company and its subsidiaries attempt to match costs and revenues in terms of local currencies, the Company anticipates that as it continues its expansion on a global basis, there will be many instances in which costs and revenues will not be matched with respect to currency denomination. As a result, the Company anticipates that increasing portions of its revenues, costs, assets and liabilities will be subject to fluctuations in foreign currency valuations, and that such changes in exchange rates may have a material adverse effect on the Company's business, results of operations, financial condition and cash flow. While the Company may utilize foreign currency forward contracts or other currency hedging mechanisms to minimize exposure to currency fluctuation, there can be no assurance that such hedges will be implemented, or if implemented, will achieve the desired effect. The Company may experience economic loss and a negative impact on earnings solely as a result of foreign currency exchange rate fluctuations. The markets in which the Company's subsidiaries may conduct business could restrict the removal or conversion of the local or foreign currency.

CONTROL OF COMPANY BY PRINCIPAL STOCKHOLDERS

     Certain principal stockholders own and control in excess of 95% of Holdings' outstanding voting stock. Accordingly, they have the ability to elect the entire Board of Directors of the Company and, in general, to determine the outcome of any other matter submitted to stockholders for their approval, including the power to determine the outcome of all corporate transactions, such as mergers, consolidations, and the sale of all or substantially all of the assets of Holdings. See "Principal Stockholders."

ORIGINAL ISSUE DISCOUNT CONSEQUENCES

     The Original Notes were issued at a substantial discount from their principal amount. The Exchange Notes will be treated as continuations of the Original Notes for Federal income tax purposes. Consequently, the holders of the Exchange Notes generally will be required to include amounts in gross income for federal income tax purposes in advance of receipt of any cash payment on the Exchange Notes to which the income is attributable. See "Certain United States Federal Income Tax Considerations" for a more detailed discussion of the federal income tax consequences to the holders of the Exchange Notes of the purchase, ownership and disposition of the Exchange Notes.

     If a bankruptcy case is commenced by or against Holdings under the United States Bankruptcy Code, the claim of a holder of Exchange Notes with respect to the principal amount thereof will likely be limited to an amount equal to the sum of the Accreted Value as of the commencement of such case.

CONSEQUENCES OF FAILURE TO EXCHANGE

     The issuance of the Exchange Notes in exchange for the Original Notes pursuant to the Exchange Offer will be made only after a timely receipt by Holdings of such Original Notes, a properly completed and duly executed Letter of Transmittal and all other required documents. Therefore, holders of Original Notes desiring to tender such Original Notes in exchange for Exchange Notes should allow sufficient time to ensure timely delivery. The Company is under no duty to give notification of defects or irregularities with respect to the tenders of Original Notes for exchange.

     Original Notes that are not tendered will, following the consummation of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof and Holdings will generally have no further obligation to provide for the registration under the Securities Act of such Original Notes. In addition, any holder of Original Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. To the extent that Original Notes are tendered in the Exchange Offer, the trading market for untendered and tendered but unaccepted Original Notes could be adversely affected. Each broker or dealer that receives Exchange Notes for its own account in exchange for Original Notes where such Exchange Notes were acquired by such broker or dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

LACK OF PUBLIC MARKET; RESTRICTIONS ON TRANSFERABILITY

     The Exchange Notes are new securities for which there currently is no market. Although the Initial Purchaser has informed Holdings that it currently intends to make a market in the Notes, it is not obligated to do so and any such market making may be discontinued at any time without notice. In addition, such market making activity may be limited during the pendency of the Exchange Offer or the effectiveness of a shelf registration statement in lieu thereof. Accordingly, there can be no assurance as to the development or liquidity of any market for the Notes. The Notes have been designated for trading by qualified buyers in the PORTAL Market. Holdings does not intend to apply for listing of the Notes on any securities exchange or for quotation through the Nasdaq National Market.

     The liquidity of, and trading market for the Exchange Notes may be adversely affected by general declines in the market for similar securities. Such a decline may adversely affect such liquidity and trading markets independent of the financial performance of, and prospects for, Holdings.

FORWARD-LOOKING STATEMENTS

     Certain statements contained in this Prospectus, including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, Holdings or the oil and gas industry to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions; prospects for the oil and gas industry; competition; changes in business strategy or development plans; the loss of key personnel; the availability of capital; regulatory developments; and other factors referenced in this Prospectus, including, without limitation, regulatory developments and other factors referenced under the captions "Prospectus Summary," "Description of The Company Acquisition," "Risk Factors," "Management's Discussion and Analysis of Universal Compression Financial Condition and Results of Operations" and "Business." Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. Holdings disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                                USE OF PROCEEDS

     The net proceeds to Holdings (after discounts, commissions and estimated fees and expenses in the aggregate amount of approximately $877,000 related to the Offering) from the sale of the Notes in the Offering were approximately $24.1 million. Such proceeds, which were contributed to the Company as equity, together with the proceeds of the Company Notes, the Senior Secured Credit Facilities (see "Description of Other Indebtedness"), and the proceeds from the Castle Harlan Investment, which also were contributed to the Company as a capital contribution, were used to pay (i) the Purchase Price, (ii) the fees and expenses incurred in connection with the Acquisition and related financings, and
(iii) the ongoing working capital and capital expenditure requirements of the Company. See "Description of the Company Acquisition."

                               THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

     The Original Notes were initially issued and sold by Holdings on February 20, 1998, to the Initial Purchaser pursuant to a Purchase Agreement (the "Purchase Agreement") entered into on February 13, 1998. The Initial Purchaser subsequently sold the Original Notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act. Pursuant to the Purchase Agreement, Holdings and the Initial Purchaser entered into a Registration Rights Agreement on February 20, 1998 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, Holdings agreed to use its best efforts to consummate the Exchange Offer on or prior to October 18, 1998. A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part and the description of the terms of the Registration Rights Agreement is qualified in its entirety by reference thereto. The Registration Statement of which this Prospectus is a part is intended to satisfy Holdings' obligations with respect to the registration of Notes in accordance with the terms of the Registration Rights Agreement and the Indenture.

     Following the consummation of the Exchange Offer, holders of Original Notes not tendered in the Exchange Offer or whose tenders are not accepted in the Exchange Offer will not have any further registration rights. Such holders will continue to hold such Original Notes and will be entitled to all the rights and preferences and will be subject to the limitations applicable thereto set forth in the Indenture except for any such rights or limitations which, by their terms, terminate or cease to be effective as a result of the making, and the acceptance for exchange of all validly tendered Original Notes pursuant to the Exchange Offer.

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, Holdings will accept any and all Original Notes validly tendered and not withdrawn prior to 12:00 a.m., New York City time on October 16, 1998, or such later time and date to which the Exchange Offer is extended by Holdings in its sole discretion (the "Expiration Date"). Holdings will issue up to $43,500,000 aggregate principal amount of Exchange Notes in exchange for a like principal amount of Original Notes. Holders may tender some or all of their Original Notes pursuant to the Exchange Offer. Holdings will issue registered Exchange Notes on or promptly after the expiration of the Exchange Offer.

     The form and terms of the Exchange Notes are the same as the form and terms of the Original Notes except that (i) the Exchange Notes will have been registered under the Securities Act and thus will not bear restrictive legends restricting their transfer pursuant to the Securities Act and (ii) the Exchange Notes will not be subject to any covenant regarding registration under the Securities Act, including any such rights under the Registration Rights Agreement or the Indenture, which rights, in any event, may terminate with respect to the Original Notes upon consummation of the Exchange Offer. The Exchange Notes will evidence the same debt as the Original Notes (which they replace) and will be issued under, and be entitled to the benefits of, the Indenture, which also authorized the issuance of the Original Notes, such that both the Exchange Notes and the Original Notes will be treated as a single class of debt securities under the Indenture.

     In addition to the Exchange Notes, Holdings, pursuant to the Registration Rights Agreement, may be required, upon the written request of the Initial Purchaser, to issue to the Initial Purchaser notes identical in all material respects to the Exchange Notes (except for the placement of a restrictive legend) (the "Private Exchange Notes") in the event that, prior to the consummation of the Exchange Offer, the Initial Purchaser holds Notes having, or that are reasonably likely to be determined to have, the status of an unsold allotment in the initial distribution. In this event, Holdings may be required to file a shelf registration statement with respect to such Private Exchange Notes.

     Holdings shall be deemed to have accepted validly tendered Original Notes when, as and if Holdings has given oral or written notice thereof (oral notice being promptly confirmed in writing) to The United States Trust Company of New York, as Exchange Agent (the "Exchange Agent"). The Exchange Agent will act as agent for the tendering holders of the Original Notes for the purposes of receiving the Exchange Notes from Holdings.

     Holders of Notes who tender Original Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Original Notes pursuant to the Exchange Offer.

EXTENSION; AMENDMENTS

     In order to extend the Exchange Offer, Holdings will notify the Exchange Agent of any extension by oral or written notice (oral notice being promptly confirmed in writing) and will make public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

     Holdings reserves the right, in its sole discretion, (i) to delay accepting any Original Notes, (ii) to extend the Expiration Date, (iii) if any of the conditions set forth below under, "--Conditions of the Exchange Offer" shall not have been satisfied, to terminate the Exchange Offer or (iv) to amend the terms of the Exchange Offer in any manner which, in its good faith judgment, is advantageous to the holders of the Original Notes, whether before or after any tender of the Original Notes. Any such delay, extension, termination or amendment shall be effected by giving oral or written notice (oral notice being promptly confirmed in writing) to the Exchange Agent, followed as promptly as practicable by a public announcement thereof.

     Without limiting the manner in which Holdings may choose to make a public announcement of any delay, extension, termination or amendment of the Exchange Offer, Holdings shall not have an obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

PROCEDURES FOR TENDERING BOOK-ENTRY INTERESTS

     The Original Notes (which for purposes of the Exchange Offer include Book-Entry Interests therein and Original Notes in registered form ("Definitive Registered Notes"), if any) were issued as global securities without interest coupons (each, a "Global Note"). Concurrently with the issuance thereof, the Global Notes were deposited with The United States Trust Company of New York, as Book-Entry Depositary (the "Book-Entry Depositary"), which issued a certificateless depositary interest (each, a "Depositary Interest") in each Global Note representing a 100% interest therein to DTC. Beneficial interests in the Global Notes held by direct or indirect participants in DTC through the Depositary Interests (the "Book-Entry Interests") are shown on, and transfers thereof are effected only through, records maintained in book-entry form by DTC (with respect to its participants) and its participants.

     Each holder (which for purposes of the Exchange Offer, includes any participant in DTC whose name appears on a security position listing as a holder of Book-Entry Interests) of Original Notes held in the form of Book-Entry Interests who wishes to tender such Book-Entry Interests for exchange pursuant to the Exchange Offer must transmit to the Exchange Agent on or prior to the Expiration Date either (i) a properly completed and duly executed Letter of Transmittal or a facsimile thereof, including all other documents required by such Letter of Transmittal, to the Exchange Agent at the address set forth on the cover page of the Letter of Transmittal or (ii) a computer-generated message (an "Agent's Message"), transmitted by means of DTC's Automated Tender Offer Program ("ATOP") system and received by the Exchange Agent and forming a part of a book-entry transfer (a "Book-Entry Confirmation"), in which such holder acknowledges and agrees to be bound by the terms of the Letter of Transmittal. In addition, in order to deliver Original Notes held in the form of Book Entry Interests (i) a timely Book-Entry Confirmation of book-entry transfer of such Original Notes into the Exchange Agent's account at DTC pursuant to the procedure for book-entry transfers described below under "--Book-Entry Transfer" must be received by the Exchange Agent prior to the Expiration Date or (ii) the holder must comply with the guaranteed delivery procedures described below.

     The tender of an Original Note by a holder that is not withdrawn prior to the Expiration Date will constitute an agreement between such holder and Holdings in accordance with the terms and subject to the conditions set forth hereunder and in the Letter of Transmittal.

     DELIVERY OF BOOK-ENTRY INTERESTS MUST BE EFFECTED BY BOOK-ENTRY TRANSFER AS DESCRIBED UNDER "--BOOK-ENTRY TRANSFER." THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE, PROPERLY INSURED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL SHOULD BE SENT TO THE ISSUER.

PROCEDURES FOR TENDERING DEFINITIVE REGISTERED NOTES

     Only registered holders of Definitive Registered Notes may tender such Original Notes in the Exchange Offer. Each holder of Definitive Registered Notes who wishes to tender such Definitive Registered Notes for exchange pursuant to the Exchange Offer must transmit to the Exchange Agent on or prior to the Expiration Date a properly completed and duly executed Letter of Transmittal or a facsimile thereof, including all other documents required by such Letter of Transmittal, to the Exchange Agent at the address set forth below under "--Exchange Agent." In addition, in order to deliver Definitive Registered Notes
(i) the certificates representing such Definitive Registered Notes must be received by the Exchange Agent prior to the Expiration Date or (ii) the holder must comply with the guaranteed delivery procedures described below.

     The tender by a holder (not withdrawn prior to Expiration Date) will constitute an agreement between such holder and Holdings in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     THE METHOD OF DELIVERY OF THE DEFINITIVE REGISTERED NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR CERTIFICATES FOR DEFINITIVE REGISTERED NOTES SHOULD BE SENT TO HOLDINGS. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTION FOR SUCH HOLDERS.

PROCEDURES APPLICABLE TO ALL HOLDERS

     Any beneficial owner of Book-Entry Interests whose name does not appear on a security position listing of DTC as a holder of such Book-Entry Interests and any beneficial owner of Definitive Registered Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender such Book-Entry Interests or Definitive Registered Notes in the Exchange Offer should contact such person in whose name such Book-Entry Interests or Definitive Registered Notes are registered promptly and instruct such holder to tender on such beneficial owner's behalf.

     Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Original Notes surrendered for exchange pursuant to the Letter of Transmittal or to which the notice of withdrawal pertains are tendered (i) by a holder of the Original Notes who has not completed the box entitled "Special Issuance Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution (as defined below). In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantees must be by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office or correspondent in the United States (collectively, "Eligible Institutions").

     If the Letter of Transmittal or notice of withdrawal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing and, unless waived by Holdings, proper evidence satisfactory to Holdings of its authority to so act must be submitted.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Original Notes will be determined by Holdings in its sole discretion, which determination will be final and binding. Holdings reserves the absolute right to reject any and all Original Notes not properly tendered or any Original Notes Holdings' acceptance of which would, in the opinion of counsel for Holdings, be unlawful. Holdings also reserves the right to waive any defects, irregularities or conditions of tender as to particular Original Notes. Holdings' interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of the Original Notes must be cured within such time as Holdings shall determine. Although Holdings intends to notify holders of defects or irregularities with respect to tenders of the Original Notes, none of Holdings, the Exchange Agent or any other person shall incur any liability for failure to give such notification. Tenders of the Original Notes will not be deemed to have been made until any and all such defects or irregularities have been cured or waived.

     By transmitting an Agent's Message or executing a Letter of Transmittal, each holder will represent to Holdings and agree that, among other things, (i) the Exchange Notes or interests therein to be acquired by such holder and any beneficial owners thereof (the "Beneficial Owner(s)") in the Exchange Offer are being acquired by such holder and any Beneficial Owner(s) in the ordinary course of business of the holder and any such Beneficial Owner(s), (ii) the holder and each Beneficial Owner are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes, (iii) the holder and each Beneficial Owner acknowledge and agree that any person who is a broker-dealer registered under the Exchange Act or is participating in the Exchange Offer for the purpose of distributing the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the Exchange Notes and any interest therein acquired by such person and cannot rely on the position of the staff of the SEC set forth in certain no-action letters (see "--Resales of the Exchange Notes"), (iv) the holder and each Beneficial Owner understands that a secondary resale transaction described in clause (iii) above and any resales of the Exchange Notes and any interest therein obtained by such holder in exchange for the Original Notes originally acquired by such holder directly from Holdings should be covered by an effective registration statement containing the selling security holder information required by Items 507 and 508, as applicable, of Regulation S-K of the Commission and (v) neither the holder nor any Beneficial Owner(s) is an "affiliate," as defined in Rule 405 promulgated under the Securities Act, of Holdings. Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes must represent that the Original Notes tendered in the Exchange Offer were acquired by such broker-dealer as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with the resales of Exchange Notes received in exchange for Original Notes where Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. Holdings has indicated its intention to make this Prospectus (as it may be amended or supplemented) available to any broker-dealer for use in connection with any such resale for a period of 180 days after the Expiration Date. See "Plan of Distribution."

ACCEPTANCE OF ORIGINAL NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE NOTES

     Upon satisfaction or waiver of all of the conditions to the Exchange Offer, Holdings will accept, promptly after the Expiration Date, all Original Notes properly tendered and will issue the Exchange Notes promptly after acceptance of the Original Notes. See "--Conditions of the Exchange Offer." For purposes of the Exchange Offer, Holdings shall be deemed to have accepted properly tendered Original Notes for exchange when, as and if Holdings has given oral or written notice thereof (oral notice being promptly confirmed in writing) to the Exchange Agent.

RETURN OF ORIGINAL NOTES

     If any tendered Original Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Original Notes are withdrawn or are submitted for a greater principal amount than the holders thereof desire to exchange, then such unaccepted, withdrawn or non-exchanged Original Notes will be returned without expense to the tendering holder thereof. Under such circumstances, Book-Entry Interests in Original Notes will be credited to an account maintained with DTC as promptly as practicable.

BOOK-ENTRY TRANSFER

     The Exchange Agent will establish an account with respect to the Book-Entry Interests at DTC for purposes of the Exchange Offer promptly after the date of this Prospectus. All deliveries of Book-Entry Interests must be made by book-entry transfer to the account maintained by the Exchange Agent at DTC. Any financial institution that is a participant in DTC's systems may make book-entry delivery of Book-Entry Interests by causing DTC to transfer such Book-Entry Interests into the Exchange Agent's account in accordance with DTC's ATOP procedures for transfer. Holders of Book-Entry Interests who are unable to deliver a Book-Entry Confirmation of the tender of their Book-Entry Interests into the Exchange Agent's account at DTC or all other documents required by the Letter of Transmittal to the Exchange Agent on or prior to the Expiration Date, must tender their Book-Entry Interests according to the guaranteed delivery procedures described below.

GUARANTEED DELIVERY PROCEDURES

     If a holder of Original Notes desires to tender such Original Notes and time will not permit such holder's required documents to reach the Exchange Agent, or the procedure for book-entry transfer cannot be completed or the certificates relating to Definitive Registered Notes cannot be delivered, in each case, on or prior to the Expiration Date, a tender may be effected if (i) the tender is made through an Eligible Institution, (ii) on or prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution (a) either a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) or a properly transmitted Agent's Message and (b) a Notice of Guaranteed Delivery, substantially in the form provided by Holdings (by facsimile transmission, mail or hand delivery), setting forth the name and address of such holder of Original Notes and the amount of Original Notes tendered, stating that the tender is being made thereby and guaranteeing that within five New York Stock Exchange ("NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery, a Book-Entry Confirmation or the certificates relating to the Definitive Registered Notes and all other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent, and (iii) a Book-Entry Confirmation or the certificates relating to the Definitive Registered Notes and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

WITHDRAWAL OF TENDERS

     A tender of Original Notes may be withdrawn any time prior to the Expiration Date.

     For a withdrawal to be effective, (i) a written notice must be received by the Exchange Agent at the address set forth below under "--Exchange Agent" or
(ii) the appropriate procedures of DTC's ATOP system must be complied with. Any such notice of withdrawal with respect to Book-Entry Interests must (i) specify the name of the person having tendered the Original Notes to be withdrawn and identify the Original Notes to be withdrawn (including the principal amount of such Original Notes) and (ii) specify the name and number of the account at DTC to be credited with the withdrawn Original Notes and otherwise comply with the procedures of DTC. Any such notice of withdrawal with respect to Definitive Registered Notes must (x) specify the name of the person having tendered the Definitive Registered Notes to be withdrawn and (y) identify the Definitive Registered Notes to be withdrawn (including the certificate number and principal amount of Original Notes). Any such written withdrawal must be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Original Notes were tendered (including required signature guarantees). All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by Holdings, in its sole discretion and whose determination shall be final and binding on all parties. Any Original Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Properly withdrawn Original Notes may be retendered by following one of the procedures described above at any time on or prior to the Expiration Date.

CONDITIONS OF THE EXCHANGE OFFER

     Notwithstanding any other term of the Exchange Offer, Holdings shall not be required to accept for exchange, or exchange Exchange Notes for, any Original Notes, and may terminate the Exchange Offer as provided herein before the acceptance of such Original Notes:

      (a) if, in the sole judgment of Holdings, the Exchange Offer would violate any law, statute, rule or regulation or an interpretation thereof of the staff of the Commission; or

      (b) with respect to all Book-Entry Interests tendered, if on the Expiration Date, the Book-Entry Depositary does not present the Global Notes to The United States Trust Company of New York, as trustee ("Trustee").

     If Holdings determines in its sole discretion that any of the conditions are not satisfied, Holdings may (i) refuse to accept any Original Notes and return all tendered Original Notes to the tendering holders, (ii) extend the Exchange Offer and retain all Original Notes tendered prior to the Expiration Date, subject, however, to the rights of holders to withdraw such Original Notes (see "--Withdrawal of Tenders") or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all validly tendered Original Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, Holdings will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered holders and Holdings will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

EXCHANGE AGENT

     The United States Trust Company of New York has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests of or Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

            By Registered or Certified Mail:                           By Hand (prior to 4:30 p.m.):
      The United States Trust Company of New York               The United States Trust Company of New York
                      P.O. Box 843                                              111 Broadway
                     Cooper Station                                       New York, New York 10006
                New York, New York 10276                                   Attention: Lower Level
           Attention: Corporate Trust Service                                         Corporate Trust Window

                 By Overnight Courier:                                         By Facsimile:
      The United States Trust Company of New York               The United States Trust Company of New York
                      770 Broadway                                      Attention: Customer Service
                       13th Floor                                     Facsimile Number: (212) 780-0592
                New York, New York 10003                            Confirmation Number: (800) 548-6565
           Attention Corporate Trust Services

     In addition, Letters of Transmittal and any other required documentation should be sent to the Exchange Agent at the address set forth above, except where facsimile transmission is specifically authorized (e.g., withdrawals and Notices of Guaranteed Delivery). DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

FEES AND EXPENSES

     The expenses of soliciting tenders will be borne by Holdings. The principal solicitation is being made by mail; however, additional solicitation may be made by telecopy, telephone or in person by officers and regular employees of Holdings and its affiliates.

     Holdings has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptance of the Exchange Offer. Holdings, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse its reasonable out-of-pocket expenses in connection therewith.

     Holdings will pay all transfer taxes, if any, applicable to the exchange of the Original Notes pursuant to the Exchange Offer. If, however, a transfer tax is imposed for any reason other than the exchange of the Original Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Original Notes that are not exchanged for Exchange Notes pursuant to the Exchange Offer will remain restricted securities within the meaning of Rule 144 of the Securities Act. Accordingly, such Original Notes may be resold only
(i) to Holdings or any subsidiary thereof, (ii) so long as the Original Notes are eligible for resale pursuant to Rule 144A, to a person whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act, purchasing for its own account or for the account of a qualified institutional buyer to whom notice is given that the resale, pledge or other transfer is being made in reliance on Rule 144A, (iii) outside the United States to non-U.S. persons in an offshore transaction in compliance with Rule 904 under the Securities Act, (iv) pursuant to an exemption from registration in accordance with Rule 144 (if available), (v) to an institutional "accredited investor" that, prior to such transfer, furnishes to the Trustee a signed letter containing certain representations and agreements relating to the registration of transfer of the Original Notes and, if such transfer is in respect of a principal amount of Original Notes at the time of transfer of less than $250,000, an opinion of counsel acceptable to Holdings that such transfer is in compliance with the Securities Act and (vi) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States and subject to certain requirements of the Trustee being met. The liquidity of the Original Notes could be adversely affected by the Exchange Offer. See "Risk Factors--Consequences of Failure to Exchange." Following the consummation of the Exchange Offer, holders of the Original Notes may have no further registration rights under the Registration Rights Agreement.

RESALES OF THE EXCHANGE NOTES

     Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, Holdings believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Original Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than (i) any such holder which is an "affiliate" of Holdings within the meaning of Rule 405 under the Securities Act (ii) a broker-dealer who acquired the Original Notes directly from Holdings or (iii) broker-dealers who acquired the Original Notes as a result of market-making or other trading activities) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holders' business, such holders have no arrangement or understanding with any person to participate in the distribution of such Exchange Notes and neither such holders nor any such other person is engaging in or intends to engage in a distribution of such Exchange Notes. Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes, where such Original Notes were acquired by such broker-dealer as a result of market-making or other activities, must acknowledge that it will deliver a prospectus in connection with any sale of such Exchange Notes. Any broker-dealer that participates in a distribution of the Exchange Notes may not particiapte in the Exchange Offer and will be deemed to be an underwriter for purposes of the Securities Act. Any holder who is an affiliate of Holdings or who uses the Exchange Offer to participate in a distribution of the Exchange Notes to be acquired in the Exchange Offer may not rely on such interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resales of such Exchange Notes. See "Plan of Distribution."

                     DESCRIPTION OF THE COMPANY ACQUISITION

     On February 20, 1998, TW acquired 100% of the voting securities of Tidewater Compression Service, Inc. for a cash payment of approximately
$350 million (the "Acquisition"). TW was formed by CHP for the purpose of facilitating the Acquisition. TW obtained the funds required to finance the cash payment, as well as the fees and expenses incurred in connection with the Acquisition, in the following manner: (i) an aggregate cash contribution of $104.02 million by Holdings derived from the Castle Harlan Investment and net proceeds of the issuance of Holdings Notes of $24.17 million; (ii) a Term Loan Credit Facility of $75 million and a Revolving Credit Facility of $85 million ($35 million of which was drawn down at the closing of the Acquisition), each with Bankers Trust Company, as agent, and other lending institutions (collectively, the "Senior Secured Credit Facilities"); and (iii) net proceeds from the issuance of the Company Notes, in the amount of $145.3 million (together with clause (i) and clause (ii), the "Financing", and together with the Acquisition, the "Transactions"). Immediately following the consummation of the Acquisition, TW was merged into Tidewater Compression Service, Inc., which changed its name to Universal Compression, Inc. See "Description of Other Indebtedness."

     Pursuant to the Stock Purchase Agreement, TW and Tidewater agreed to allocate responsibility for various actual and potential liabilities in the areas of employee benefits, insurance, environmental matters and tax. In particular, with respect to employee benefits, Tidewater is required to make all matching contributions that relate to contributions made by employees of the Company to Tidewater's 401(k) savings plan prior to closing and to insure that payments due under the plan with respect to former employees be made in accordance with the terms of such plan. With respect to Tidewater's non-pension benefit arrangements, Tidewater is responsible for all costs of coverage and all amounts payable by reason of claims incurred by the Company's employees prior to the closing date. TW, for its part, is obligated to honor all terms of a severance policy covering the Company employees. In the area of insured liabilities, Tidewater assumed certain of the Company's liabilities.
     In addition, the Stock Purchase Agreement gave TW the right to cause its environmental engineer to make an environmental assessment of the operations and physical premises of the Company between December 18, 1997 and February 17, 1998 (the "Environmental Assessment"). The Environmental Assessment identified conditions that may give rise to liabilities (including, among others, failure to obtain air permits) and estimated the costs of remediating those conditions (the "Estimated Remediation Costs"). In the event that remediation is undertaken by the Company, then, pursuant to the Stock Purchase Agreement, the cost, to the extent identified as part of the Environmental Assessment (the "Actual Remediation Costs") shall be paid as follows: (i) Tidewater shall pay 75% and the Company shall pay 25% of the first $4 million of Actual Remediation Costs;
(ii) Tidewater shall pay 83.33% and the Company shall pay 16.67% of the next
$6 million of Actual Remediation Costs; and (iii) Tidewater shall pay 100% of the amount by which the Actual Remediation Costs exceed $10 million, but only to the extent the Actual Remediation Costs do not exceed the Estimated Remediation Cost. If the Actual Remediation Costs are less than the Estimated Remediation Costs, the maximum amount the Company is obligated to pay is approximately
$2.0 million. If Actual Remediation Costs exceed the Estimated Remediation Costs, the Company will be responsible for the aggregate of such approximate $2.0 million plus 100% of such excess amount. The Company believes that the Actual Remediation Costs will not exceed the Estimated Remediation Costs. Based upon the results of the Environmental Assessment, Tidewater's obligation under the Stock Purchase Agreement and potential obligations by third parties, the Company does not believe that the Actual Remediation Costs will be material to the business, results of operations, financial conditions or cash flow of the Company.
     The Stock Purchase Agreement also requires Tidewater to indemnify the Company from any taxes which are (i) imposed on Tidewater or (ii) imposed on the Company in respect of its income, business, property or operations or for which the Company may otherwise be liable for any taxable period ending on or before the closing date. This indemnity survives the closing date and shall terminate thirty (30) days after the expiration of the applicable statute of limitations. Tidewater is also required to join the Company in an election to have the provisions of Internal Revenue Code Section 338(h)(10) and similar provisions of state law apply to the Acquisition. The effect of the election will be to enable the Company to treat the Acquisition as an asset sale for tax purposes.
     The Purchase Price was to be increased or decreased depending on whether the Closing Date Working Capital (as defined in the Stock Purchase Agreement) of the Company exceeded or was less than approximately $14.1 million. The final calculation resulted in Closing Date Working Capital of $15.3 million. For purposes of the Stock Purchase Agreement, Working Capital is generally defined as current assets (net of all liabilities) of the Company plus capital expenditures for new compression equipment by the Company on or after January 1, 1998 through the closing date and minus any equipment sales proceeds on or after January 1, 1998 through the closing date.
     The Company or Holdings may be required, pursuant to the Purchase Price Adjustment Agreement (the "PPA Agreement") entered into with Tidewater, to make additional payments upon the occurrence of one of the following "Liquidity Events": (i) any public or private sale of common stock of the Company or Holdings; (ii) the sale of all or substantially all of the assets of the Company or Holdings; (iii) the merger or consolidation of the Company or Holdings into or with any other entity or entities; (iv) any recapitalization of the Company that has the direct or indirect effect of changing the par value of its capital stock, its stated capital or capital surplus; or (v) any similar transaction involving Holdings or the Company. The payment, which will be in the same form as the consideration is paid to CHP upon the completion of such transaction, will not be required to be paid unless the initial investors in Holdings named under "Principal Stockholders" below, other than directors, officers and employees of Holdings or its subsidiaries have recognized a return upon their entire initial investment in Holdings or the Company. The amount required to be paid would be equal to 10% of their return over their investment in Holdings or the Company adjusted upwards by 6.25% per quarter measured through the date of any of the foregoing Liquidity Events.
     Tidewater is also obligated, pursuant to the Transition Services Agreement, to provide to the Company, for a term of 180 days from the closing date, certain services, including, but not limited to, computer data processing services and administrative services. The maximum payment that would be made if all of the services are provided for the full 180-day term of the agreement is $105,000 plus out-of-pocket expenses.

                                 CAPITALIZATION

     The following table sets forth the consolidated cash and cash equivalents and capitalization of Holdings as of March 31, 1998 and June 30, 1998. See "Use of Proceeds," "Selected Historical Financial Data," "Management's Discussion and Analysis of Universal Compression Financial Condition and Results of Operations" and the Company's financial statements and notes thereto included elsewhere in this Prospectus.

                                                                           AS OF MARCH 31, 1998      AS OF JUNE 30, 1998
                                                                           ----------------------    -------------------
                                                                                      (DOLLARS IN THOUSANDS)
Cash and cash equivalents...............................................          $  2,382                $     244
                                                                                  --------                ---------
                                                                                  --------                ---------
Total debt (including current portion):
  Revolving Credit Facility.............................................          $ 35,150                   38,707
  Term Loan Credit Facility.............................................            74,814                   74,625
  Senior discount notes due 2009........................................            25,354                   26,068
  Company Notes.........................................................           151,544                  155,247
                                                                                  --------                ---------
          Total debt....................................................          $286,862                $ 294,647
Stockholder's equity
  Series A Preferred Stock, $.01 par value; 5,000,000 shares authorized;
     1,300,000 shares issued and outstanding; $50 per share liquidation
     value..............................................................          $     13                $      13
  Common Stock, $.01 par value; 1,000,000 shares authorized; 325,000
     shares issued and outstanding......................................                 3                        3
  Additional paid-in-capital............................................            81,234                   81,234
  Retained earnings.....................................................               430                      203
                                                                                  --------                ---------
     Total stockholder's equity.........................................            81,680                   81,453
                                                                                  --------                ---------
          Total capitalization..........................................          $368,542                $ 376,100
                                                                                  --------                ---------
                                                                                  --------                ---------

 HOLDINGS UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS AND OTHER DATA

     This Prospectus contains forward-looking statements. Discussions containing such forward-looking statements may be found in the material set forth below and under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Universal Compression Financial Condition and Results of Operations" and "Business" and as well as in the Prospectus generally. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, the factors set forth below and the other matters set forth in the Prospectus generally.

     The unaudited pro forma consolidated statements of operations were prepared as if the Transactions had occurred on April 1, 1997.

     The unaudited pro forma consolidated financial statements and other data have been prepared under the purchase method of accounting. Under this method of accounting, based on a preliminary allocation of the purchase price of the Company, its identifiable assets and liabilities have been adjusted to their estimated fair values.

     The unaudited pro forma consolidated financial statements and other data have been prepared based on the foregoing and on certain assumptions described in the notes thereto. Such statements should be read in conjunction with the historical financial statements of the Company including the notes thereto, and "Management's Discussion and Analysis of Universal Compression Financial Condition and Results of Operations," that are included elsewhere herein. The following unaudited pro forma consolidated financial statements and other data do not purport to be indicative of the results of operations that would have been reported had the Transactions been effected on the dates indicated, or that may be reported in the future.

       HOLDINGS UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                        FISCAL YEAR ENDED MARCH 31, 1998
                             (DOLLARS IN THOUSANDS)

                                                         TIDEWATER           UNIVERSAL            HOLDINGS
                                                        COMPRESSION         COMPRESSION          ACQUISITION     HOLDINGS
                                                        SERVICE, INC.(1)    HOLDINGS, INC.(2)    ADJUSTMENTS     PRO FORMA
                                                        ----------------    -----------------    -----------     ---------
Revenue
  Rentals............................................       $ 71,644             $ 8,929          $      --      $  80,573
  Sales..............................................         19,924               3,814                 --         23,738
  Other..............................................          3,024                 363                 --          3,387
  Gain on asset sales................................          1,094                  13                 --          1,107
                                                            --------             -------          ---------      ---------
Total revenue........................................         95,686              13,119                 --        108,805

Costs and Expenses
  Rentals............................................         31,924               2,979             (3,800)(a)     31,103
  Cost of sales......................................         14,753               3,233                            17,986
  Depreciation and amortization......................         23,310               1,560             (5,563)(b)     19,307
  General and administrative.........................          8,669               1,305              3,063 (c)     13,037
  Interest expense...................................             --               3,203             29,271 (d)     32,474
                                                            --------             -------          ---------      ---------
                                                              78,656              12,280             22,971        113,907

Income (loss) before income taxes....................         17,030                 839            (22,971)        (5,102)
Income tax expense (benefit).........................          6,271                 409             (8,568)(e)     (1,888)
                                                            --------             -------          ---------      ---------
  Net income (loss)..................................       $ 10,759             $   430          $ (14,403)     $  (3,214)
                                                            ========             =======          =========      =========

------------------

(1) Represents the historical financial statements of Tidewater Compression Service, Inc. for the period from April 1, 1997 through February 20, 1998.
(2) Represents the historical consolidated financial statements of Holdings for the period from December 12, 1997 (inception) through March 31, 1998. However, the Company had no operations until the Acquisition on February 20, 1998.

  See Notes to Holdings Unaudited Pro Forma Consolidated Financial Statements
                                       28

    NOTES TO HOLDINGS UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     (a) Reflects the effect of a change in accounting policy for capitalization of major overhauls.

     (b) Reflects an adjustment to depreciation expense resulting from the allocation of purchase price and the change in accounting policy referred to in note (a). Depreciation and amortization expense for rental equipment is calculated using a 20% salvage value and an estimated useful life of 15 years. All remaining depreciation for property and equipment is calculated on the straight-line basis with estimated useful lives ranging from 2 to 25 years. Depreciation for capitalized overhauls is calculated using a three year estimated useful life. Goodwill amortization is calculated over an estimated 40-year life.

     (c) Reflects the management fee paid to Castle Harlan, Inc. of $3 million and estimated incremental costs associated with being a stand-alone public company. Such stand-alone costs include legal, accounting and personnel costs.

     (d) Interest expense adjustments are as follows based on the following assumptions:

                                                                                               FISCAL YEAR
                                                                                                 1998
                                                                                               -----------
     Revolving Credit Facility, $35 million at 9.75%........................................     $ 3,427
     Senior Discount Notes, $25 million at 11.375%, due 2009................................       3,313
     Senior Discount Notes, $152 million at 9.875%, due 2008................................      16,886
     Term Loan Credit Facility, $75 million at 10%..........................................       7,481
     Commitment Fee, $48 million at 0.5%....................................................         239
                                                                                                 -------
                                                                                                  31,346
     Amortization of deferred financing costs...............................................       1,128
                                                                                                 -------
     Total Interest Expense.................................................................     $32,474
                                                                                                 =======

     Interest on the Revolving Credit Facility and the Term Loan Credit Facility is based on LIBOR plus 2.25% and LIBOR plus 2.50%, respectively. The interest rates on the Revolving Credit Facility and the Term Loan Credit Facility at March 31, 1998 under an available Prime Rate option were 9.75% and 10.0%, respectively. Interest on each of the Senior Discount Notes due 2009 and the Senior discount Notes due 2008 has been calculated based on the fixed rate of 11.375% and 9.875%, respectively, compounded semiannually on principal plus accumulated interest. A fluctuation of .125% of actual rates related to the Revolving Credit Facility and the Term Loan Credit Facility would result in an approximate change of $137,000 in interest expense.

     (e) Reflects an adjustment to income tax expense to effect a statutory tax rate of 37%.

                       SELECTED HISTORICAL FINANCIAL DATA

     The following table sets forth summary historical financial data for Universal Compression Holdings, Inc. and its predecessor, Tidewater Compression Service, Inc. ("Predecessor"). The summary historical financial data for the Predecessor as of and for each of the years in the three-year period ended March 31, 1997 and for the period from April 1, 1997 through February 20, 1998 and the summary consolidated historical financial data for Holdings as of and for the 39 day period ending March 31, 1998 have been derived from the respective audited financial statements. The summary financial data for the Predecessor for the year ended March 31, 1994 has been derived from unaudited financial statements. The summary financial data for the Predecessor for the three-months ending June 30, 1997 and the summary consolidated financial data for Holdings for the three-months ending June 30, 1998 have been derived from unaudited financial statements included elsewhere herein, which in the opinion of management include all necessary and recurring accounting adjustments to permit a fair presentation of the financial statements. The following financial information should be read in conjunction with "Management's Discussion and Analysis of Universal Compression Financial Condition and Results of Operations", Tidewater Compression Service, Inc. financial statements and notes thereto, the Company's financial statements and notes thereto, and Holdings consolidated financial statements and notes thereto all appearing elsewhere herein.

                                                                                                               HOLDINGS
                                                       PREDECESSOR                                ----------------------------------
                      --------------------------------------------------------------------------
                                                                                PERIOD FROM        PERIOD FROM
                                 YEAR ENDED MARCH 31             THREE MONTH    APRIL 1, 1997 TO  DECEMBER 12, 1997  THREE MONTH
                       ----------------------------------------  PERIOD ENDED   FEBRUARY 20,         THROUGH         PERIOD ENDED
                         1994      1995       1996       1997    JUNE 30, 1997      1998          MARCH 31, 1998(8)  JUNE 30, 1998
                       --------  ---------  ---------  --------  -------------  ----------------  -----------------  -------------
INCOME STATEMENT DATA:
Revenue............... $ 56,978  $  84,682  $ 110,464  $113,886     $26,381         $ 95,686          $  13,119        $  29,637
Gross margin(1).......   25,133     37,604     51,685    48,332      13,035           47,752              6,891           14,918
Depreciation and
  amortization........    9,144     15,472     26,997    26,163       6,554           23,310              1,560            4,522
General and
  administrative
  expenses............   10,602      8,888     10,508    11,004       2,509            8,669              1,305            3,808
Operating income(2)...    5,387     13,244     14,180    11,165       3,972           15,773              4,026            6,588
Interest expense,
  net.................       --      3,469      3,706        --           2               --              3,203            6,983
Income tax expense....    2,551      4,648      3,745     4,724       1,527            6,271                409             (132)
Net income............    4,343      6,319      5,972     7,842       2,623           10,759                430             (227)

OTHER DATA:
EBITDA(3)............. $ 16,038  $  29,908  $  40,420  $ 38,729     $10,706         $ 40,340          $   5,602        $  11,146
Acquisitions(4)(5)....       --    240,000         --        --          --               --            350,000               --
Cash flows from (used
  in):
  Operating
    activities........   11,279     35,880     50,810    41,923       9,032           33,491             (1,005)           6,216
  Investing
    activities........  (18,192)  (256,752)    (1,270)   (8,836)     (3,291)         (13,797)          (353,145)         (11,723)
  Financing
    activities........    6,913    220,872     49,506   (33,121)     (5,741)         (17,870)           356,532            3,368
Ratio of earnings to
  fixed charges(6)....    71.4x       4.1x       3.5x     88.9x      130.7x           132.1x               1.3x              .9x

                                                                       AS OF MARCH 31,
                                                   --------------------------------------------------------        AS OF
                                                     1994        1995        1996        1997        1998      JUNE 30, 1998
                                                   --------    --------    --------    --------    --------    -------------------
BALANCE SHEET DATA:
Working capital(7)...............                  $  8,949    $ 18,686    $ 16,192    $ 13,953    $ 13,882         $  15,959
Total assets.....................                    68,285     308,339     274,312     257,090     380,226           383,575
Total debt (including
  intercompany)..................                    27,428     249,430     229,657     194,371     286,862           294,646
Stockholders' equity.............                    37,414      43,733      49,705      57,547      81,680            81,453

------------------
(1) Gross margin is defined as total revenue less (i) rental expense, (ii) cost of sales (exclusive of depreciation and amortization), (iii) gain on asset sales and (iv) interest income.

(2) Operating income is defined as income before income taxes less gain on asset sales and interest income plus interest expense.

(3) EBITDA is defined as net income plus income taxes, interest expense, depreciation and amortization. EBITDA represents a measure upon which management assesses financial performance and certain covenants in the Company's borrowing arrangements will be tied to similar measures. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to operating income or net income as an indicator of the Company's operating performance or to net cash provided by operating activities as a measure of its liquidity. Additionally, the EBITDA computation used herein may not be comparable to other similarly titled measures of other companies.

(4) The Company acquired the assets of Brazos for $35 million in October 1994, and the natural gas compression assets of Halliburton for $205 million in December 1994. The results of Brazos' and Halliburton's operations have been included in the Company's results of operations from the respective dates of acquisition.

(5) On February 20, 1998, the Company acquired 100% of the voting securities of TCS for approximately $350 million. The results of TCS' operations have been included in the Company's operations from the date of the Acquisition.

(6) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes, plus fixed charges. Fixed charges include interest expense on all indebtedness, amortization of deferred financing fees, and one-third of rental expense on operating leases representing that portion of rental expense deemed to be attributable to interest.

(7) Working capital is defined as current assets minus current liabilities.

(8) Holdings' financial information shown in this column is for the period from December 12, 1997 (inception) through March 31, 1998. However, Holdings had no operations prior to the Acquisition on February 20, 1998.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF UNIVERSAL COMPRESSION
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and performance of the Company should be read in conjunction with the financial statements and related notes and other detailed information regarding the Company included elsewhere in this Prospectus. Certain information contained below and elsewhere in this Prospectus, including information with respect to the Company's plans and strategy for its business, are forward-looking statements. See "Risk Factors" for a discussion of important factors which could cause actual results to differ materially from the forward-looking statements contained herein.

OVERVIEW

     The Company is a leading provider of natural gas compressor rental, maintenance and operations to the domestic oil and gas industry with a growing presence in several key international markets. Management believes that the key drivers in the natural gas compression rental industry are: (i) the demand for natural gas compression, which is principally tied to the production of natural gas as opposed to drilling activity which tends to be cyclical, (ii) the aging of producing gas fields in the United States which require more compression to continue producing at the ideal economic rate, (iii) the trend by natural gas producers to outsource gas compression requirements to reduce their overall cost of compression and (iv) the rapidly increasing production of natural gas in international markets which is being driven by demand for energy and environmental concerns curtailing the historical practice of flaring natural gas. Since natural gas compression is tied to production of gas, the demand for compression services has not historically been affected by short-term movements in the pricing of natural gas.

     The rental compression services industry has experienced significant consolidation over the past several years but remains fragmented. In October 1994 the Company initiated the current phase of industry consolidation through its acquisition of Brazos and Halliburton increasing its aggregate HP from 193,000 to 480,000. For the year prior to these acquisitions, the acquired companies' fleet utilizations were approximately 60% and 70%, respectively, as compared to the Company's fleet utilization of 86%.

     Following these acquisitions, the Company's parent, Tidewater, increasingly concentrated on its core marine support business limiting growth capital available to the Company. Since 1995, the Company has focused its efforts on optimizing the efficiency of its existing operations. In particular the Company focused on integrating these acquisitions as well as (i) improving its nationwide field service and marketing capabilities, (ii) centralizing management at its Houston headquarters, (iii) instituting uniform quality controls, (iv) standardizing maintenance and central overhaul procedures and
(v) implementing consistent Company-wide policies. Because of limited growth capital, the Company has not fully participated in the growth in the higher HP market. The Company intends to expend a majority of its capital budget on this market.

     Although, prior to the Acquisition, the Company was a wholly-owned subsidiary of Tidewater, the Company historically operated as an autonomous business with limited administrative and financial services provided by Tidewater, including treasury, legal, information systems and employee benefits. In fiscal 1997, the Company was charged approximately $200,000 for these services. Management estimates that the costs of providing these services and other services required of a stand-alone public company will be approximately $700,000 per year. To assist the Company in its transition following the Acquisition, Tidewater has agreed to provide these services to the Company for a period of six months for an aggregate fee not to exceed $105,000 plus out-of-pocket expenses.

RESULTS OF OPERATIONS

     The following table sets forth the major components of the Company's revenue with the contribution of such components to the Company's revenue expressed as a percentage of revenue:

                                    FISCAL YEAR ENDED MARCH 31,                    PERIOD FROM                    PERIOD FROM
                                 ----------------------------------             APRIL 1, 1997 TO               FEB. 20, 1998 TO
                                      1996               1997                     FEB. 20, 1998                 MARCH 31, 1998
                                 ---------------    ---------------    -----------------------------------     -----------------
                                                          (DOLLARS IN THOUSANDS)                                  (DOLLARS IN
                                                                                                                  THOUSANDS)
Revenue:
Rental.......................    $ 72,765    66%    $ 72,695    64%        $ 71,644              75%            $  8,929     68%
Fabrication and Sales........      32,319    29%      36,592    32%          19,924              21%               3,814     29%
Other(1).....................       5,380     5%       4,599     4%           4,118               4%                 376      3%
                                 --------   ----    --------   ----        --------             ----            --------    ----
Total Revenue................    $110,464   100%    $113,886   100%        $ 95,686             100%            $ 13,119    100%
                                 --------   ----    --------   ----        --------             ----            --------    ----
                                 --------   ----    --------   ----        --------             ----            --------    ----

United States................      91,824    83%      92,615    81%          80,158              84%              11,408     17%
International................      18,640    17%      21,271    19%          15,528              16%               1,711     13%
                                 --------   ----    --------   ----        --------             ----            --------    ----
Total Revenue................    $110,464   100%    $113,886   100%        $ 95,686             100%            $ 13,119    100%
                                 --------   ----    --------   ----        --------             ----            --------    ----
                                 --------   ----    --------   ----        --------             ----            --------    ----

                                PRO FORMA FISCAL
                                   YEAR ENDED             PERIOD ENDED
                                 MARCH 31, 1998          JUNE 30, 1998
                               -------------------    --------------------
                                 (DOLLARS IN              (DOLLARS IN
                                  THOUSANDS)               THOUSANDS)
Revenue:
Rental.......................    80,573       74%       $  20,959      71%
Fabrication and Sales........    23,738       22%           7,798      26%
Other(1).....................     4,494        4%             880       3%
                               ---------    -----       ---------     ----
Total Revenue................  $108,805      100%          29,637     100%
                               ---------    -----       ---------     ----
                               ---------    -----       ---------     ----
United States................    90,895       83%          26,225      88%
International................    17,910       17%           3,412      12%
                               ---------    -----       ---------     ----
Total Revenue................  $108,805      100%          29,637     100%
                               ---------    -----       ---------     ----
                               ---------    -----       ---------     ----

------------------
(1) Other income includes primarily service fees, gains on asset sales, rental revenue on air compressors and interest. The Company disposed of its air compression rental business during the second quarter of fiscal 1997.

THREE MONTHS ENDED JUNE 30, 1998 COMPARED TO THREE MONTHS ENDED JUNE 30, 1997

     Revenue.  Revenue for the quarter ended June 30, 1998 increased
$3.3 million, or 12%, to $29.6 million compared to revenue of $26.4 million for the quarter ended June 30, 1997 due to increases in both rental revenue and revenue from fabrication and equipment sales. Rental revenue increased 8% to $19.4 million. The increase in rental revenue was principally due to a 3% increase in utilized horsepower and a 1% increase in rental pricing. Additionally, the Company increased the amount of HP rented in international markets by 35% through additional service in Argentina. Revenue from fabrication and sales increased to $7.8 million from $6.2 million, an increase of 25%, due to a relatively higher level of fabrication activity in the most recent quarter.

     Gross Margin. Gross margin before depreciation and amortization for the quarter ended June 30, 1998 increased $1.3 million, or 10%, to $14.9 million from gross margin of $13.3 million for the quarter ended June 30, 1997. The increase was due to higher utilization and the resulting operating efficiencies related to the rental fleet and the increased capitalization of overhaul expenses of $1.3 million. The rental gross margin for the quarter ended
June 30, 1998 increased $2.4 million, or 21%, to $13.8 million compared to gross margin of $11.3 million for the quarter ended June 30, 1997 due to the aforementioned factors regarding utilization of the rental fleet and the capitalization of overhaul expenses.

     General and Administrative Expenses. General and administrative expenses for the quarter ended June 30, 1998 increased $1.3 million compared to general and administrative expenses for the quarter ended June 30, 1997. The increase was due to the management fee payable to CHI and increased sales and engineering expense in the quarter ended June 30, 1998 as the Company added the additional sales and engineering personnel necessary to manage and rent a larger rental fleet.

     Net Loss. Primarily as a result of increased interest expense of $7.0 million related to the indebtedness incurred in the transactions, reduced income taxes, and the factors discussed above, Holdings had a net loss of $.2 million for the quarter ended June 30, 1998, compared to net income of $2.6 million for the quarter ended June 30, 1997.

PRO FORMA FISCAL 1998 COMPARED TO FISCAL 1997

     The acquisition of the Company occurred on February 20, 1998. The Company has accounted for the acquisition as a purchase. To provide a more consistent view of the operating results, the discussion below for the aforementioned fiscal periods is based on the pro forma financial statements for the two fiscal periods.

     Revenue. Revenue for fiscal 1998 declined $5.1 million, or 4%, to $108.8 million compared to $113.9 million for fiscal 1997 as an increase in rental revenue partially offset a decline in revenue from fabrication and equipment sales. Rental revenue increased 11% to $80.6 million principally due to a 6% increase in utilized horsepower and a 1% increase in rental pricing. Additionally, the Company increased the amount of HP rented in internatonal markets by 54%, principally through additional service in Argentina. Revenue from fabrication and sales declined to $23.7 million from $36.6 million, a decline of 35%, due to a shift of the focus of the Company's sales force away from low margin sales of third-party fabricated Ajax gas compressor units.

     Gross Margin. Pro forma gross margin before depreciation and amortization for fiscal 1998 increased $11.4 million, or 23%, to $59.7 million from $48.3 million for fiscal 1997. The increase was due to higher utilization and resulting operating efficiencies related to the rental fleet and the capitalization of $3.8 million of overhaul expenses in the pro forma statements for fiscal 1998. The rental gross margin for fiscal 1998 increased
$10.3 million, or 26%, to $49.5 million compared to $39.1 million for fiscal 1997 due to the aforementioned factors.

     General and Administrative Expenses. Pro forma general and administrative expenses for fiscal 1998 increased $2.0 million to $13.0 million compared to $11.0 million for fiscal 1997. The increase was principally due to the inclusion of $3.0 million of management fees to CHI and additional pro forma expenses related to stand-alone operations as a public company. As a percent of revenue, pro forma general and administrative expenses for fiscal year 1998 represented 12% of revenue compared to 10% of revenue for fiscal 1997.

     Net Income (Loss). Primarily as a result of increased pro forma interest expense of $32.5 million related to the indebtedness incurred in the Transactions, reduced income taxes and the factors discussed above, Holdings' pro forma results for fiscal 1998 reflected a net loss of $3.2 million compared to net income of $7.8 million for fiscal 1997.

FISCAL 1997 COMPARED TO FISCAL 1996

     Revenue. Revenue for fiscal 1997 increased $3.4 million, or 3%, to $113.9 million from $110.5 million in fiscal 1996 as increased revenue from fabrication and sales and gains on sale of rental equipment offset a decline in service and other revenue. Rental revenue was unchanged from the prior year at $72.7 million. A decline in average rental rates per HP due to competitive pricing pressure was offset by higher utilization rates. The Company's rental fleet utilization rose to 77% from 74% in the prior year as the Company was successful in increasing the utilization of units acquired in the Brazos and Halliburton acquisitions. During fiscal 1997, the Company increased its presence in the international rental market by deploying an additional 5,000 HP in Argentina. Fabrication and sales revenue increased 13% from the prior year due to increased sales of third-party fabricated Ajax compressors. Revenue from international operations increased $2.7 million to $21.3 million from $18.6 million with a $1.8 million increase in rental revenue and a $0.9 million increase in fabrication and sales revenue.

     Gross Margin. Gross margin before depreciation and amortization for fiscal 1997 declined $1.2 million, or 2%, to $49.7 million from $50.9 million due to higher cost of sales related to low margin sales of third party fabricated Ajax compressor units. The rental gross margin for fiscal 1997 declined
$0.7 million, or 2%, to $38.9 million as the efficiencies from increased utilization of the rental fleet were offset by a 4% decline in average rental rate per HP.

     General and Administrative Expenses. General and administrative expenses for fiscal 1997 increased $0.5 million to $11.0 million from $10.5 million for fiscal 1996. The increase is principally due to increased selling expenses related to the sale of the Ajax units. When expressed as a percentage of revenue, general and administrative expenses were unchanged at approximately 9% of revenue.

     Net Income. Primarily as a result of the factors discussed above and the elimination of $3.7 million of interest expense on allocated debt from the parent company present in the prior year, net income for fiscal 1997 increased $1.8 million, or 31%, to $7.8 million from $6.0 million for fiscal 1996.

EFFECTS OF INFLATION

     In recent years, inflation has been modest and has not had a material impact upon the results of the Company's operations.

LIQUIDITY AND CAPITAL RESOURCES

     For the period from April 1, 1997 through February 20, 1998, the Company generated cash flow from operations of $33.5 million and an additional
$3.8 million from the sale of assets. The Company utilized $17.6 million of this cash flow primarily to add rental equipment to its fleet and $17.9 million to repay intercompany debt. For the period from February 20, 1998 through March 31, 1998 the Company used approximately $(1.0) million in cash flow for operations, $(2.0) primarily for the addition of rental equipment, and $(351.9) to acquire Tidewater Compression Service, Inc. Also during this period, the Company received approximately $285.0 million in proceeds from issuance of long-term debt, approximately $16.2 million from the issuance of common stock, and $64.8 million from the issuance of preferred stock. For the period from April 1, 1998 through June 30, 1998, the Company generated $6.2 million in cash flow from operations and used $11.7 million of cash flow primarily for additions of rental equipment. The Company funded this equipment by reducing its cash balances by increasing long-term debt by $3.4 million.

     The Company expects to expend $39 million on capital projects in fiscal 1999. Approximately $20 million is budgeted for expansion of the domestic fleet, $6 million is for additional expansion into international markets, $10 million is for maintaining and updating the existing fleet, with the balance of $3 million being for expansion of the fabrication shop in Houston and for new vehicles for the service technicians and other capital projects. The Company's principal sources of cash to fund capital requirements will be net cash provided by operating activities and borrowings under the Revolving Credit Facility.

     The Company has elected to treat the Acquisition as a purchase of assets for federal income tax purposes, substantially increasing the tax basis of its property and equipment, which will be depreciated over their useful lives. This will result in approximately $94 million of goodwill, which will be amortized for federal income tax purposes over a fifteen year period. As a result of the Transactions, management anticipates that, for federal income tax purposes, the Company will generate net operating losses; however, the Company may be obligated to pay federal income taxes as a result of the alternative minimum tax and to pay foreign income taxes.

     The Company's principal uses of liquidity will be to provide working capital, to fund capital expenditures for both maintenance purposes as well as to grow the Company's business, to meet required principal and interest payments on debt obligations and to finance future acquisitions and investments. As a result of the Transactions, Holdings has incurred a substantial amount of indebtedness. As of June 30, 1998, Holdings had consolidated indebtedness, including accounts payable and accrued liabilities, of $302 million, and the Company had approximately $45 million of available credit under the Revolving Credit Facility. Based on this capital structure, anticipated interest rates and capital spending, Holdings total interest expense for an entire year would be expected to be $32.5 million of which only $11.1 million will be payable in cash.

     The Senior Secured Credit Facilities will be comprised of the Term Loan Credit Facility and the Revolving Credit Facility. As of February 20, 1998, the Company had approximately $35 million outstanding on the Revolving Credit Facility. See "Description of Other Indebtedness." The required quarterly principal repayments under the Term Loan Credit Facility are approximately
$0.75 million per year for the first five years, $26.25 million for year six and $45.0 million for year seven. The Company will not be required to make any principal payments on the Notes prior to maturity other than as described under "Description of the Notes." Additionally, no cash interest payments are required on the Notes until the sixth year.

     The Company anticipates that internally generated cash flow coupled with availability under the Revolving Credit Facility, will be sufficient to fund domestic and international operations, capital investments and its obligations to its creditors over the next five years. The Company's ability to borrow additional funds is limited by the Senior Secured Credit Facilities, the Indenture and the indenture governing the Holdings Notes. See "Description of Other Indebtedness" and the "Description of the Exchange Notes--Certain Covenants--Limitation on Incurrence of Additional Indebtedness."

     The Indenture permits Holdings and its consolidated subsidiaries to incur additional indebtedness based upon the Consolidated Fixed Charge Coverage Ratio of Holdings. For example, on June 30, 1998, Holdings' Consolidated Fixed Charge Coverage Ratio was 1.75:1, which would have permitted Holdings to incur additional indebtedness of up to $76.4 million. Moreover, the Indenture permits the Company to incur certain indebtedness designated as Permitted Indebtedness which is treated separately from indebtedness factored into determining the Consolidated Fixed Charge Coverage Ratio. See "Description of the Exchange Notes--Certain Covenants--Limitation on Incurrence of Additional Indebtedness." Under the Revolving Credit Facility, the Company may, subject to availability, incur an additional $45 million in Revolving Loans.

IMPACT OF THE YEAR 2000

     Many existing computer programs use only two digits to identify a year (for example "98" is used to represent "1998"). Such programs may read "00" as the year 1900, thus incorrrectly recognizing dates beginning with the Year 2000, or may otherwise produce erroneous results or cease processing when dates after 1999 are encountered. Such failures could cause disruptions in normal business operations.

     The Company has assessed its internal information and operating systems in order to develop a comprehensive strategy to address the computer software and hardware changes and facility upgrades that are required to remedy Year 2000 related deficiencies inherent in those systems. Generally, the Company is in the process of installing various modifications to existing computer systems to accommodate the problems associated with the Year 2000, and anticipates completing Year 2000 modifications, and replacements and testing by mid-1999. The aggregate cost of such modifications is estimated to be approximately $100,000. The Company has evaluated its embedded technology systems in respect of the Year 2000 problem, and believes that a failure, if any, of such systems would not significantly impact operations.

     The Company has not conducted an assessment of Year 2000-related problems originating with third parties outside the Company's control, including the third parties with which the Company has a material relationship. However, the Company has no significant supplier or customer that directly interfaces with the Company's information technology systems. There is no assurance that the computer systems of the suppliers and customers on which the Company relies will be converted timely and will not have a material adverse effect on the Company.

     The Company believes that its most reasonably likely worst case Year 2000 scenario would include these elements: (a) one or more of the Company's third party providers will be unable to provide the supplies expected and (b) one or more parts of the Company's internal systems will operate incorrectly. The Company believes that the uncertainties associated with a failure of third party providers are mitigated by the following factors:
(a) significant supplies are in inventory, and (b) there is a long lead time in ordering supplies. See "Risk Factors--Dependence on Suppliers."

     The Company believes that the uncertainties associated with a failure of its systems are being minimized by the testing and replacement of its critical systems, which will reveal any significant Year 2000 problems. Such problems will be capable of remediation so that the Company's systems will perform substantially as planned when Year 2000 processing begins. In the event of a systems failure, the Company believes it is equipped to switch to manual processes until such failure is remedied, without significantly impacting operations.

     Because of the progress which has been made toward achieving Year 2000 compliance, the Company has not made specific contingency plans. However, the Company has assembled a Year 2000 Steering Committee to continually review the Year 2000 issues the Company faces, and, if adverse development of the Company's plans or knowledge of third parties' non-compliance becomes evident, the Company will develop and implement contingency plans as required.

RECENTLY ANNOUNCED ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"), which establishes standards for reporting and display of comprehensive income and its components. The components of comprehensive income refer to revenues, expenses, gains and losses that are excluded from net income under current accounting standards, including foreign currency translation items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. SFAS 130 requires that all items that are recognized under accounting standards as components of comprehensive income be reported in a financial statement displayed in equal prominence with other financial statements; the total of other comprehensive income for a period is required to be transferred to a component of equity that is separately displayed in a statement of financial position at the end of an accounting period. SFAS 130 is effective for both interim and annual periods begining after December 15, 1997.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 establishes standards for the way public enterprises are to report information about operating segments in annual financial statements and requires the reporting of selected information about operating segments in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS 131 is effective for periods beginning after December 15, 1997.

SEASONAL FLUCTUATIONS

     The Company's results of operations have not historically reflected any material seasonal tendencies.

                                    BUSINESS

GENERAL

     Universal Compression is a leading provider of natural gas compressor rental, maintenance and operations services to the domestic oil and gas industry, owning the second largest domestic gas compressor fleet, and has a growing presence in key international markets, including Argentina, Venezuela, the Pacific Rim, Europe and Canada. The Company has a broad base of over 500 customers and its 512,000 HP gas compression rental fleet is comprised of over 2,700 units. Founded in 1954, Universal Compression is the only compression rental company with an operating presence in all active domestic gas compression markets. As a complement to its rental operations, Universal Compression designs and fabricates compression units for its own fleet as well as for its global customer base. Universal Compression's involvement in natural gas and oil production activities, rather than drilling, its geographic diversity and its fleet standardization have contributed to the Company's high operating margins and stable revenue and EBITDA. For the fiscal year ended March 31, 1997, the Company generated revenue of $113.9 million, net income of $7.8 million and EBITDA of $38.7 million. For the fiscal year ended March 31, 1998, on a pro forma basis (giving effect to the Transactions) Holdings generated revenue of $108.8 million, net loss of $(3.2) million and EBITDA of $46.7 million.

     Compression equipment is primarily utilized in the production, processing, transportation and storage of natural gas and in certain applications facilitating the production of oil. Rental units are primarily employed in the field compression segment encompassing production and gas gathering. Renting compression equipment affords customers: (i) the ability to efficiently meet changing compression requirements while limiting capital investments in such equipment, (ii) access to the compression rental companies' technical skills which often leads to improved production rates and (iii) overall reduction in compression costs through the elimination of expenditures associated with owning and maintaining compressor units.

     The total domestic natural gas field compression market is approximately
16.0 million HP in size, including both operator owned and rental company units. The domestic field compression segment grew by a compound annual growth rate ("CAGR") of approximately 8% from 1992 through 1996, driven by the growth in natural gas consumption and, more significantly, by the increase in compression required to service the nation's aging gas fields and new gas discoveries. Throughout the same period, the domestic field compression rental market grew at a CAGR of 13% to approximately 4.0 million HP. The higher growth in the rental market as compared to the overall market is primarily attributable to the trend by energy producers towards outsourcing their compression requirements. From 1992 to 1996, rental companies' share of the domestic field compression market grew from 20% to 25%. In addition, industry sources expect significant growth in the international field compression market, driven by anticipated high growth rates in natural gas consumption and by an increased emphasis on cost effective operations resulting from the ongoing privatization of national energy organizations and by environmental restrictions on the "flaring" of natural gas.

                               BUSINESS STRATEGY

     Management and CHP have developed a focused business strategy designed to increase revenues and EBITDA which comprises the following key elements:

     INCREASE SIZE AND AVERAGE HP OF RENTAL FLEET. The Company recently accelerated its fabrication of upper mid-range (over 500 HP) units for its rental fleet in an effort to increase the overall size and average HP of its fleet. Larger HP units are typically used in centralized field gathering and gas processing, a rapidly growing segment of the compression industry. Larger HP units are (i) leased under long-term contracts and (ii) experience lower per HP operating and maintenance costs. The Company believes that its increased penetration of this market segment will broaden its product line resulting in enhanced cross-selling opportunities and increased utilization of its existing fleet. Management believes that the Acquisition and related financings positions Universal Compression to achieve its goal of increasing the overall size and average HP of its fleet.

     EXPAND IN SELECT INTERNATIONAL MARKETS. Increased international demand for field gas compression is driven by increasing natural gas demand and production due to environmental concerns, growing local economies and the desire to develop a stable local energy source permitting greater oil exports. International demand for rental units is expected to grow as national oil entities increasingly privatize and seek to eliminate capital expenditures, lower overall costs and take advantage of greater technical skills afforded by gas compression rental companies. With approximately 21,000 HP operating internationally, Universal Compression has a strategic presence in the rapidly growing rental compression markets of South America and the Pacific Rim. The Company plans to leverage its existing presence and strong global reputation for the engineering and fabrication of high specification gas and air compressors to expand its offerings in these markets. Further, with increased capital directed toward larger HP units, Universal Compression will aggressively pursue higher dollar value, more lucrative international contracts.

     EXPAND RENTAL FLEET AND CUSTOMER BASE THROUGH THE ACQUISITION AND LEASEBACK OF COMPRESSORS. The Company estimates that domestic energy producers, transporters and processors own and operate approximately 12.0 million HP of field compression equipment, representing approximately 75% of the total domestic field compression base. Producers and other industry participants are increasingly outsourcing essential but non-core activities, including gas compression services, to focus on core activities and reduce capital investment. These outsourcing opportunities typically involve sizable fleets of operating units that are purchased in place and leased back on a long-term basis. The Company believes that with improved capital availability resulting from the Acquisition and related financings, it is well positioned to capitalize on such opportunities for significant fleet growth.

     PURSUE INDUSTRY CONSOLIDATION OPPORTUNITIES. The rental compression services industry has experienced significant consolidation over the past several years but remains fragmented. In addition to opportunities to achieve significant integration cost savings, consolidation is being driven by the expanding needs of customers for the full range of compression services, equipment and attendant technical skills. The Company initiated the current phase of industry consolidation in 1994 with the acquisition of Halliburton and Brazos. The Company believes that continuing industry consolidation will present it with opportunities to acquire both smaller regional operators and larger compression service companies and that, as a result of the Acquisition and related financings, the Company is well positioned to pursue such opportunities.

     COMPLEMENT CORE RENTAL BUSINESS WITH ANCILLARY SERVICES. The Company offers a broad array of services to complement its core rental business. These services include maintenance, turnkey installation, contract operations and unit fabrication. These ancillary services enable Universal Compression to
(i) increase its customer base, (ii) increase rental revenue from its existing fleet, (iii) improve customer loyalty and (iv) diversify its revenue base. In addition, contract operations enable the Company to grow its business with limited capital expenditures.

     PROMOTE GROWTH THROUGH EMPLOYEE INCENTIVE PROGRAMS. The Company has begun implementation of an employee incentive program that correlates annual and long-term compensation with individual and Company performance. That program is designed to result in the Company's management and employees being given the opportunity to beneficially own approximately 12% of the common stock of the Company's parent on a fully-diluted basis through cash investment, stock grants and stock option awards. The Company believes such incentives will promote internal growth and facilitate the successful implementation of the Company's goals.

NATURAL GAS COMPRESSION

     OVERVIEW

     Compression equipment is utilized in the production, transportation, processing and storage of natural gas and in certain applications facilitating the production of oil. Gas compression that is utilized prior to the "main line transmission system," which transports gas from production to storage or the end user is considered "field" compression. The Company has been active in both segments of the field compression market: (i) production and
(ii) gas-gathering. During the production phase, compression is used to boost the pressure of natural gas from the wellhead so that it can be moved from the well to a pipeline for transmission to an end-user. Typically, these applications require portable low to mid-range HP compression equipment located at or near the wellhead. As wells age and domestic gas reservoir pressure recedes, larger HP compression equipment is frequently introduced. The continually dropping pressure levels in gas fields require constant modification and variation of on-site compression equipment. In addition, gas compression is utilized to enhance the production of mature oil wells through gas-lift and gas-injection operations.

     During the gas-gathering phase, compression is used to combine gas flowing from several wells into a gathering line leading to a transmission line. Because gathering lines are frequently undersized and are used to transmit the combined production of several wells, higher HP compression applications become necessary. As noted above, the Company's strategy is to increase the number of larger HP compression units in its fleet thereby expanding its presence in this segment of the compression market.

     Gas producers, transporters and processors have historically owned most of the compression equipment used in their operations. At present, owned field compression equipment is estimated to comprise 75% of total domestic field compression HP. Owned equipment is usually maintained and operated by these entities. Gas production and transportation companies that rent compression equipment (25% of the total domestic field compression HP) have the option of maintaining and/or operating such equipment themselves or contracting with the rental company to maintain and/or operate such equipment. Maintenance services usually call for the rental company to be responsible for the repair and general up-keep of the equipment while the customer usually remains responsible for installing and handling the day-to-day operation of the equipment. Operations services, on the other hand, require the rental company to maintain and operate and, in many cases, to install the equipment. Often, a rental company providing operations services will inspect the equipment daily, provide consumables such as oil and antifreeze and, if necessary, be present at the site for several hours each day.

     By renting compression equipment and/or contracting for the maintenance of such equipment, the producers, transporters and processors are able to avoid the costs of (i) purchasing a full line of compression equipment necessary to service their changing needs, (ii) maintaining a spare parts inventory and
(iii) retaining dedicated compression personnel, including engineers and field service employees. Management believes that rental companies achieve run times of over 97%, significantly higher than those achieved by owners operating their own equipment.

     NATURAL GAS INDUSTRY

     The Company believes that a significant factor in the growth of the gas compression equipment market is the increasing consumption of natural gas both domestically and internationally.

     In the United States, natural gas is the second leading fuel in terms of total consumption and is the fuel of choice for power generation and industrial use. In recent years, natural gas has increased its market share of total domestic energy consumption. The closure of nuclear power plants and the current economic expansion have further contributed to the increased consumption of natural gas. Domestic consumption of natural gas grew from 20.24 trillion cubic feet ("TCF") in 1991 to 23.32 TCF in 1996, representing a CAGR of 2.9%. Industry sources forecast a CAGR of 2.3% in domestic natural gas consumption from 1997 to 2015.

     Natural gas consumption is growing in the international markets as well, and it is anticipated that natural gas will overtake coal as the second leading fuel in terms of total consumption over the next 20 years. Increasing international natural gas consumption is partially attributable to a growing environmental awareness and to a desire by a number of oil exporting nations to develop a local energy source that permits greater oil exports. Countries that historically treated natural gas as a by-product of the more valuable oil products and flared gas at the wellhead are now enacting no-flare requirements and building in-country infrastructures to utilize natural gas as a clean and viable fuel for local consumption. Furthermore, electrical power generation requirements are escalating rapidly in developing countries, and the fuel of choice appears to be natural gas.

     Between 1991 and 1996, natural gas consumption in non-U.S. energy markets grew from 53.50 TCF to 57.45 TCF, representing a CAGR of 1.4%. Industry sources forecast natural gas consumption worldwide to grow at a CAGR of 3.8% from 1997 to 2015. It is estimated that natural gas consumption in South America, the Middle East and the Pacific Rim is expected to grow at a CAGR of 5.9% from 1997 to 2015 with consumption in countries such as Argentina (where natural gas constitutes 40% of total energy consumption) and Venezuela growing at a CAGR of 3.1% and 6.5%, respectively from 1997 to 2015.

     FIELD COMPRESSION INDUSTRY

     Increased utilization of natural gas compression equipment is directly related to changing gas reservoir pressures. As gas is released from gas formations, the natural reservoir pressure of those formations continually declines. As the declining pressure approaches the line pressure of the gas-gathering or pipeline system used to transport the gas, compression equipment must be applied to boost the pressure in order to allow the gas to be brought to market. Due in part to declining reservoir pressures, field compression HP has grown more quickly than gas consumption in the U.S. from 1991 to 1996, with CAGR's (measured in HP) of approximately 8% and 2.9%, respectively.

     The international field gas compression market is substantially smaller than the domestic market. However, international gas compression is expected to grow at a faster pace than domestic compression due to accelerating gas production internationally.

     FIELD COMPRESSION RENTAL INDUSTRY

     The Company primarily competes in the market for field natural gas compression equipment. In the United States, this market constitutes compressors aggregating approximately 16.0 million HP of which approximately 4.0 million HP is rented. Total domestic rental and other contract field compression service annual revenue for 1997 has been estimated at $530 million. From 1992 to 1996, total domestic field compression HP has grown at CAGR of approximately 8% while total domestic rental compression HP has grown at a 13% CAGR over the same period. The rented share of total domestic field compression market grew from 20% to approximately 25% between 1992 and 1996.

     The domestic rental market growth is driven by increasing natural gas production, greater compression needs due to declining reservoir pressures and a continuing trend towards outsourcing by energy producers and processors. Rental of compression equipment improves the efficiency and financial performance of their operations through greater availability of a wide variety of gas compressors, higher rates of mechanical reliability and higher run-time rates.

     As contrasted to the domestic market, the international rental compression market is substantially comprised of large HP compressors which are maintained and operated by compressor rental providers. A significant portion of the market is comprised of turnkey installation projects, which includes the design, delivery, installation, operation and maintenance of the compression and ancillary gas treating equipment by the rental company. The only matter left to the responsibility of the customer is to provide fuel gas. Turnkey installation projects are generally anticipated to remain on-site for five years on average and result in higher monthly payments due to higher installation costs.

     International rental and contract compression revenue are minor in comparison to total compression revenues. Historically, many international energy producers have been state-owned entities that are less sensitive or indifferent to traditional capital markets-influenced concerns about profitability and cash flow. As state-owned entities privatize, the desire to enhance cash flow and profitability is expected to motivate these entities to rent rather than to purchase compression requirements. Energy producers are replacing the outdated compressors currently being utilized in many international areas. As a result of these factors, the market for rental compression is expected by industry experts to grow as more companies realize the benefits of rental compression.

COMPANY OPERATIONS

     HISTORY

     The Company was originally incorporated in 1954 under the name South Coast Gas Company. Tidewater acquired South Coast Gas Company in 1968 and renamed it Tidewater Compression Service, Inc. At the time of its acquisition by Tidewater, the Company had five employees and a fleet of natural gas compressors consisting of 35 units that generated approximately $500,000 of annual rental revenue.

     Between 1968 and 1992, the Company increased its fleet of natural gas compressors to 800 units, through both internal growth and the acquisition of three gas compression rental companies. From 1993 to 1995, the Company grew dramatically through the acquisition of four rental compression companies:
Allison Production Services and BJC Operating Company in 1993 and Halliburton and Brazos in 1994.

     Since 1995, the Company has focused on integrating these acquisitions as well as (i) improving its nationwide field service and marketing capabilities,
(ii) centralizing management at its headquarters, (iii) instituting uniform quality controls, (iv) standardizing maintenance and central overhaul procedures and (v) implementing consistent Company-wide pricing. During this period, management also focused its attention on creating a strong base of international operations. At the same time, the former parent of the Company, Tidewater, focused on its core marine support business thereby limiting growth capital available to the Company.

     OVERVIEW

     The Company provides a full range of compressor rental, maintenance and operations services to a broad base of over 500 customers. These operations are complemented by its compressor design and fabrication operations, through which the Company produces compressors for sale to third parties, as well as for its own rental fleet.

     RENTAL COMPRESSOR FLEET

     At June 30, 1998, the Company owned over 2,700 natural gas compressors ranging in size from 15 HP to 1,300 HP, with an average of 185 HP as reflected in the following table.

                                FLEET BREAKDOWN
                                 JUNE 30, 1998

HP RANGE                                           TOTAL HP     % OF TOTAL
--------                                           --------     ----------
 0 - 100........................................     67,060         13.1%
101- 200........................................    118,651         23.2%
201- 500........................................    174,377         34.0%
501-1,300.......................................    152,298         29.7%
                                                    -------        ------
  Total.........................................    512,386        100.0%
                                                    -------        ------
                                                    -------        ------

     The Company has standardized its rental fleet around two equipment platforms: Ajax for smaller HP applications and Ariel for larger HP applications. Over 90% of the HP of the Company is of these two types. This high level of fleet standardization and durability (i) enables the Company to minimize its fleet maintenance capital requirements, (ii) enables the Company to minimize inventory costs, (iii) facilitates low-cost compressor resizing, and
(iv) allows the Company to develop strong technical proficiency in its maintenance and overhauling operations. The Company believes that this standardization has allowed it to realize high run-time rates while maintaining low operating costs, which benefits both the Company and its customers.

     The Company's Ajax fleet is a significant factor in the Company's stable customer base. Many customers have exhibited loyalty to Ajax compressors because of their high reliability. Also, due to its design, the Ajax compressor burns the broadest variety of fuel gas, including "sour" gas, which is produced in a number of domestic and international regions.

     There has been substantial growth in customer demand in recent years in the over 500 HP category, and management intends to focus future growth on this segment of the market. In developing the Company's higher HP fleet of compressors, the Company intends to fabricate units for its fleet primarily utilizing Ariel compressors driven by Caterpillar engines. These compressors operate at higher speeds and, although larger than the low HP compressors, are transportable. The Company believes that the combination of these larger HP units and the lower HP Ajax units position the Company to offer services to all segments of field gas production and gathering.

     RENTAL CUSTOMERS

     The Company's customer base consists of over 500 U.S. and international companies engaged in all aspects of the oil and gas industry, including major integrated oil and gas companies, large and small independent producers, natural gas processors, gatherers and pipelines. No single rental customer accounts for as much as 10% of the Company's total revenues. The Company's top 20 customers accounted in fiscal 1998 for approximately 50% of rental revenues. The Company maintains no exclusive contractual relationships with any of its customers, although three of its top 20 customers deal on a substantially exclusive basis with the Company. All but one of the Company's top 20 customers have been customers of the Company for more than three years, reflecting stability in the Company's customer base.

     DOMESTIC OPERATIONS

     The Company's domestic operations account for over 95% of its deployed rental fleet, which has been installed in a diverse geographic area. The Company has compressor services operations in 23 of the 48 contiguous states. The Company's marketing and client service functions are performed on a coordinated basis by the Company's salesmen, field service personnel and engineers. Salesmen regularly visit their customers to determine customer satisfaction and needs with respect to current services being provided to that customer and to ascertain potential future compressor requirements. Salesmen also communicate regularly with field service employees who, in many cases, have day-to-day relationships with key customer personnel and may have advance notice of customer planning. When a salesman is advised of a new rental opportunity, that salesman obtains relevant information concerning the project including gas flow, pressure and composition. The salesman will then search a computerized data base to determine the availability of an appropriate compressor unit in the Company's fleet for that project. The salesman will also determine if the available unit requires maintenance, reconfiguration or major overhaul. If providing the appropriate unit would entail significant overhaul cost, the salesman will communicate with the engineer and field service personnel for the customer as well as contact a supervisor to determine the timing of the required maintenance or overhaul, whether a competitive price can be offered and the ultimate pricing of such bid. This ongoing communication between the sales, field service and overhaul personnel allows the Company to quickly identify and respond to customer requests.

     For larger HP installation, including turnkey opportunities, the Company's engineers are highly involved in the early stages of the bidding process. For these projects, the proposal is reviewed at the Company's headquarters.

     INTERNATIONAL OPERATIONS

     In recent years, the Company has been expanding its presence in the developing international compression rental markets including Argentina, Venezuela, the Pacific Rim, Europe and Canada. As of June 30, 1998, the Company had 37 units aggregating approximately 21,000 HP operating under contract in these markets. The Company has three international sales offices with three salespeople dedicated to the international business. The Company's presence in the international compression markets, which dates back five years, has generated higher margins for the Company and has produced longer-term contracts than its domestic business. For the twelve months ended March 31, 1998, approximately 17.0% of the Company's rental revenue was generated internationally.

     The Company's international operations are oriented to larger HP compressor markets and frequently involve turnkey projects, as discussed above. These projects require the Company to provide complete engineering and design in the bidding process. Commercial negotiations proceed only after the acceptance of the proposed engineering designs and concepts. The Company believes that, due to this necessity for a high level of technical capabilities, its experience and reputation provides it with a competitive advantage in gaining future business internationally.

     RENTAL CONTRACTS

     The Company's rental contracts utilize variable formats of a standard rental contract associated with a Master Service Agreement ("MSA"). The standard rental contract documents the technical specifications, equipment selection and performance, site location and pricing of the individual project and incorporates the MSA by reference. When issued by sales personnel in the field, the standard rental contract is called a "Quick Quote," which can be computer generated when quoting equipment to a customer in his office. By referencing the MSA, the Quick Quote becomes the contract as soon as it is signed by the customer. Rental rates are generally determined by compressor category based on the Company's standardized rental rates with variations as necessary to secure the rental contract and assure profitability of that contract.

     Over 98% of the Company's rental agreements provide for full maintenance. Optional items such as oil, antifreeze, freight, insurance and other items may be either itemized or included in the basic monthly rental rate. Initial rental terms are usually six months with some projects committed for as long as five years. After the initial term, rentals continue at the option of the lessee on a month to month basis. The average length of time that a compressor is on a single location with a single configuration is 24 months. After that time, the compressor is either reconfigured for the current conditions or installed in a different location. This constant need for varying the configuration of compressor packages in the same location is a significant advantage for leased compressors as compared to owned compression equipment.

     The Company's international contracts are substantively similar to domestic contracts subject to language and local law modifications. In the Spanish-speaking countries of South America, the contracts differ significantly from domestic contracts because individual contracts are negotiated for each project.

     MAINTENANCE AND OVERHAUL SERVICES

     The Company maintains two major overhaul facilities, one in Houston, Texas and the other in Mineral Wells, Texas. The Company maintains a third overhaul facility located in Grand Junction, Colorado as well as 23 field service facilities. The Company provides maintenance services on substantially all of its rental fleet and operations services for most of its larger HP units. Maintenance services include the repair and general up-keep of compressor equipment. As an adjunct to its maintenance business, the Company offers (at additional cost) supplies and services such as antifreeze, lubricants, property damage insurance on the equipment, and prepaid freight to the job site. The Company also may provide for installation, which for its typical lower, mid-range and smaller HP units involves significantly less engineering and cost than the turnkey concept prevalent in the international markets as discussed above.

     The Company's field gas compressors are maintained in accordance with daily, weekly, monthly and annual maintenance schedules that have been developed and refined over the Company's long history of maintaining and operating its compressors. These procedures are constantly updated as technology changes and operations develop new techniques and procedures. In addition, by providing maintenance on substantially all of the Company's installed compression equipment, its field technicians are able to know the status of that equipment and identify potential problems.

     At the termination of a unit's rental, the field service representative who has been maintaining the equipment completes a comprehensive report detailing the mechanical condition of the unit. Based on this report and depending upon whether the unit is scheduled for immediate redeployment, the unit is then either overhauled in the field, shipped to a field service location for a maintenance overhaul or directed to one of the two major overhaul facilities. When units are scheduled for immediate redeployment, the Company will typically perform necessary overhauls in the field if the requirements are minor. On average, each of the Company's units undergoes a major overhaul once every five years. A major overhaul involves the rebuilding of the unit in order to materially extend its useful life. Approximately one half of the units which are being prepared for a new site are overhauled in the field or at a field service facility, while the other half are sent in for major overhauls or reconfigurations.

     The Company has over 200 well trained and equipped field service representatives located throughout the United States. These employees are responsible for preventive maintenance, repair, preparation and installation of rental units. In addition, over 50 trained mechanics perform major overhaul and unit rework in the major shops. Each overhaul facility is capable of overhauling approximately 200 compressor packages per year and is equipped with in-house engine rebuild and test equipment, full machine shops, environmentally-approved painting facilities and high capacity cranes. The Mineral Wells location also operates a state-of-the-art unit test loop and functions as a full time training center.

     The Company also has a technical service group which is involved in the Company's turnkey proposals and monitors the Company's larger HP units. This group is assisted by equipment that permits field diagnostic analyses of engines and compressors, as well as emission analyses ascertaining compliance with regulatory requirements.

     OPERATIONS SERVICES

     The Company provides complete operations services on most of its larger HP units, including its international units, and on customer-owned units. Operating a compressor involves working closely with a customer's field service personnel so that the compressor can be adjusted to efficiently match changing characteristics of the gas produced. The Company generally operates large HP compressors, the fee for which is included as part of the rental rate. Large HP units are more complex and by operating the equipment the Company reduces its maintenance and overhaul expenses. While the Company does not require its customers to retain the Company to operate smaller HP units, the Company trains its customers' personnel in fundamental compressor operations.

     FABRICATION AND SALES

     As a complement to its compressor services operations, the Company designs, engineers, assembles and sells gas and air compressors for engineering and construction firms, as well as for exploration and production companies both domestically and internationally. Twenty-two percent of the Company's total revenues for the twelve months ended March 31, 1998 were generated from its fabrication and sales operations. In addition, the Company produces compressors for its own fleet. When servicing third-party customers, the Company provides its customers with compressors that are built in accordance with specific criteria of the purchaser ("engineered products") as well as compressors that are prepackaged ("standard products"). The Company utilizes both Caterpillar and Waukesha gas engines for larger HP compressor units. Also, the Company acts as a distributor for Ariel gas compressors. The Company's standard products operations acts as a distributor in the Houston area for Atlas Copco, the largest manufacturer of air compressors in the world. Certain of the compressors manufactured by these entities are also used by the Company in its design and fabrication operations. In addition to these services, the Company has developed a significant position as a provider of complex fuel gas booster systems for the co-generation industry both domestically and abroad.

EMPLOYEES

     As of June 30, 1998, the Company had 490 employees. None of the Company's employees are covered by a collective bargaining agreement. Management believes that the Company's relationship with its employees is satisfactory.

PROPERTIES

     The following table describes the Company's owned facilities:

                                OWNED FACILITIES

LOCATION                                        SQUARE FEET    ACREAGE   USES
--------                                        -----------    -------   ----

Houston, TX..................................      94,000        30.0    Overhaul

Mineral Wells, TX............................      83,000        37.0    Overhaul

Bridgeport, TX...............................      18,000         2.5    Field service

Grand Junction, CO...........................      11,000         2.8    Overhaul

Stinett, TX..................................       4,000         4.0    Field service

     In addition to the Company's owned facilties, the Company leases 21 field service offices and three international sales offices.

COMPETITION

     The natural gas compression service and fabrication business is highly competitive. The Company is the second largest natural gas compression company in the United States on the basis of aggregate rental HP. As of December 31, 1997, the Company's main competitors were Hanover Compressor Company, Production Operators, Weatherford Enterra, Global Compression, Compressor Systems, J-W Operating, Dresser Rand and Equity Compression. The Company believes that it competes effectively on the basis of customer service (including the availability of personnel in remote locations), price flexibility in meeting customer needs and quality and reliability of its compressors and related services.

     Compressor industry participants can achieve significant advantages through increased size and geographic breadth. As the number of rental units increases in a rental fleet, the number of sales, engineering, administrative and maintenance personnel required does not increase proportionately. As a result, companies with larger rental fleets have relatively lower operating costs and higher margins due to economies of scale than smaller companies.

     One of the significant cost items in the compressor rental business is the amount of inventory required to service rental units. Each rental company must maintain a minimum amount of inventory to stay competitive. As the size of the rental fleet increases, the required amount of inventory does not increase in the same proportion. The larger rental fleet companies can generate cost of capital savings through reduced percentage of inventory. These cost savings are particularly significant for a company which has a reduced inventory on account of its standardized fleet.

     The Company's compressor fabrication business competes with other fabricators of compressor units. The compressor fabrication business is dominated by a few major competitors, several of which also compete with the Company in the compressor rental business.

GOVERNMENTAL REGULATION

     The Company is subject to various federal and state laws and regulations relating to environmental protection, including, but not limited to, regulations regarding emission controls. These laws and regulations may affect the costs of the Company's operations. As with any owner of property, the Company is also subject to clean-up costs and liability for hazardous materials, asbestos, or any other toxic or hazardous substance that may exist on or under any of its properties.

     The Company believes that it is in substantial compliance with environmental laws and regulations and that the phasing in of emission controls and other known regulatory requirements at the rate currently contemplated by such laws and regulations will not have a material adverse effect on the Company's financial condition or results of operations. Notwithstanding the foregoing, the Company may not be in full compliance with certain environmental requirements, in part because of the Company's growth through several acquisitions. For example, some of the Company's facilities may not possess proper waste generation identification numbers, may not be in compliance with underground storage tank ("UST") registration requirements, and may require the installation of secondary containment around various material storage areas. In addition, the Company is in the process of determining whether it needs certain permits (such as stormwater and waste water discharge permits and air emission permits) or certain plans (such as SPCC Plans) at several of its facilities. If the Company determines it is not in full compliance with all applicable environmental laws, it intends to take the necessary action to bring itself into compliance.

     The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons considered responsible for the release of "hazardous substances" into the environment. These persons include the generator of hazardous substances, the past or present owner or operator of the disposal site where the release occurred and companies that transported the hazardous substances to the site. Under CERCLA, such responsible persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, for the costs of certain health studies and other costs. Furthermore, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment. The Company could incur future liability under Federal, state and common law, including CERCLA and its state law counterparts, for any such damages that occur as a result of its past operations.

     The Resource Conservation and Recovery Act ("RCRA") and regulations promulgated thereunder govern the generation, storage, transfer and disposal of hazardous wastes. The Company must comply with RCRA regulations for any of its operations that involve the generation, management, or disposal of hazardous wastes (such as painting activities or the use of solvents).

     Studies performed prior to the Acquisition indicated that conditions at certain properties previously or currently owned or operated by the Company may require remediation under environmental laws. Additional studies of Company properties are ongoing, which may further define remedial obligations, the costs of which may be material. The Company believes that former owners and operators of many of these properties, including but not limited to Tidewater (see "Description of the Company Acquisition"), are responsible under environmental laws and contractual agreements to pay for or perform such remediations, or to indemnify the Company for its remedial costs. There can be no assurance that such other entities will fulfill their legal or contractual obligations, and their failure to do so could result in material costs to the Company.

     Stricter standards in environmental legislation or regulations that may affect the Company may be imposed in the future, such as proposals to make hazardous wastes subject to more stringent and costly handling, disposal and clean-up requirements. Accordingly, new laws or regulations or amendments to existing laws or regulations could require the Company to undertake significant capital expenditures and could otherwise have a material adverse effect on the Company's business, results of operations and financial condition. See "Risk Factors--Environmental Regulation."

     Since 1992, there have been various proposals to impose taxes with respect to the energy industry, none of which have been enacted and all of which have received significant scrutiny from various industry lobbyists. At the present time, given the uncertainties regarding the proposed taxes, including the uncertainties regarding the terms which the proposed taxes might ultimately contain and the industries and persons who may ultimately be the subject of such taxes, it is not possible to determine whether any such tax will have a material adverse affect on the Company.

LEGAL PROCEEDINGS

     The Company is not currently involved in any material litigation or proceeding and is not aware of any such litigation or proceeding threatened against it.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information with respect to each person who is an executive officer or director of Holdings:

     DIRECTORS AND EXECUTIVE OFFICERS:

NAME                                                 POSITION
----                                                 --------
Thomas C. Case.....................................  Director
John K. Castle.....................................  Director
Ernie Danner.......................................  Chief Financial Officer, Executive Vice President
                                                       and Director
William J. Lovejoy.................................  Director
C. Kent May........................................  Director
Jeffrey M. Siegal..................................  Director
Stephen A. Snider..................................  President, Chief Executive Officer and Director
Samuel Urcis.......................................  Director; Chairman of the Executive Committee of
                                                       the Board of Directors
Valerie L. Banner..................................  Senior Vice President and General Counsel
Thomas E. Hartford.................................  Executive Vice President
Robert D. Ryan.....................................  Senior Vice President
Newton Schnoor.....................................  Senior Vice President and Controller

     The Company is party to employment agreements with respect to Messrs. Danner, Snider, Schnoor, Ryan and Hartford. For a description of the current employment arrangements with respect to Messrs. Danner, Snider, Schnoor, Ryan and Hartford, and Ms. Banner, see "--Executive Compensation; Employment Agreements." No family relationship exists between any of the executive officers or between any of them and any director of the Company.

     The following individuals serve as Directors of Holdings:

     Thomas C. Case (49) is the General Manager of Global Gas Marketing at Mobil and he is responsible for coordinating Mobil's interests in gas marketing worldwide. From 1996 to 1997, Mr. Case was the Executive Vice President of Pan Energy Trading and Market Services, a joint venture between Pan Energy and Mobil. From 1991 to 1997, he held various positions with Mobil serving at various times as President and Executive Vice President/Chief Operating Officer of Mobil Natural Gas Inc., Manager of Strategic Planning for Exploration and Production of Mobil and President of Mobil Russia.

     John K. Castle (57) has been Chairman of CHI since 1987. Mr. Castle is Chairman of Castle Harlan Partners III G.P., Inc., which is the general partner of the general partner of CHP, Holdings' controlling stockholder. Immediately prior to forming CHI, Mr. Castle was President and Chief Executive Officer and a Director of Donaldson, Lufkin and Jenrette, Inc., one of the nation's leading investment banking firms. Mr. Castle is a Director of Sealed Air Corporation, Morton's Restaurant Group, Inc., Dearborn Risk Management, Inc. and Commemorative Brands, Inc., a Managing Director of Statia Terminals Group, N.V., and is a member of the corporation of the Massachusetts Institute of Technology. Mr. Castle is also a Trustee of the New York and Presbyterian Hospitals, Inc., the Whitehead Institute of Biomedical Research and New York Medical College (for 11 years serving as Chairman of the Board). Formerly, Mr. Castle was a Director of the Equitable Life Assurance Society of the United States.

     Ernie Danner (44) joined the Company and Holdings as Chief Financial Officer and Executive Vice President upon consummation of the Acquisition. Most recently, Mr. Danner has served as Chief Financial Officer and Senior Vice President of MidCon Corp., an interstate pipeline company, which was a wholly-owned subsidiary of Occidental Petroleum Corporation. From 1988 until May of 1997, Mr. Danner served as Vice President, Chief Financial Officer and Treasurer of INDSPEC Chemical Company and he also served as a director of INDSPEC. Prior to that time (from 1984 to December 1988), he was the Executive Vice President-Finance, Administration and Planning of Adams and Porter, an international agency specializing in marine and energy insurance.

     William J. Lovejoy (30) is a Vice President of CHI, with which he has been associated since 1994. During 1992, and from 1993 to 1994, Mr. Lovejoy was a management consultant at The Boston Consulting Group, Inc. From 1991 to 1993 he attended Harvard Business School, and prior to that worked as an analyst at Wasserstein Perella & Co., Inc. Mr. Lovejoy serves as a Director of Commemorative Brands, Inc. and Homestead Insurance Company.

     C. Kent May (58) is a Senior Vice President, General Counsel, Secretary and a Director of Anchor Glass Container Corporation. He is General Counsel and a Director of Consumers Packaging Inc., Canada's largest glass container manufacturer, and a Director of Fabrica de Envases de Vidrio, S.A. de C.V., a Mexican glass container manufacturer. He serves as General Counsel to Glenshaw Glass Company and G&G Investments, Inc., a privately-held investment company. He is also a manager and secretary of Main Street Capital Holdings, L.L.C., a merchant banking firm and a Director of The Stiffel Company. He has been an associate, partner or Member of the law firm of Eckert Seamans Cherin & Mellott, L.L.C. since 1964 and was Managing Partner of the firm from 1991 to 1996.
Mr. May is a Trustee of the Pittsburgh Public Theater, a Director of the Mendelssohn Choir and a Director of the Mario Lemieux Foundation and the John Ghaznavi Foundation. He is a graduate of the University of Pittsburgh School of Law, where he was elected to the Order of the Coif and served as managing editor of the University of Pittsburgh Law Review.

     Jeffrey M. Siegal (38) is a Managing Director of CHI, with which he has been associated since 1989. He is a Director of Dearborn Risk Management, Inc. From 1987 to 1989, Mr. Siegal attended the Harvard Business School. From 1984 to 1987 he served in the Air Force Systems Command of the United States Air Force, ultimately as a Captain and program manager. Before joining the Air Force, Mr. Siegal worked at Woodward & Dickerson, an international trading company.

     Stephen A. Snider (50) has been President of the Company since 1991.
Mr. Snider joined Tidewater in 1975 as General Manager of the Company's fabrication operations. In 1979, Mr. Snider established the Company's operation in the Northeastern United States. In 1981, he assumed responsibility for the Western United States operations of the Company. Mr. Snider left the Company in 1983 to own and operate businesses unrelated to the energy industry. He returned to the Company in 1991 in his current position. Mr. Snider has 22 years of experience in senior management of operating companies.

     Samuel Urcis (63) is a General Partner of Alpha Partners, a venture capital firm which he co-founded in 1982. From 1979 to 1982, and since 1997, Mr. Urcis has been an investor and advisor in the energy field, primarily in the oilfield services and equipment sector. From 1972 to 1979, Mr. Urcis was with Geosource Inc., a diversified services and equipment company, which he conceptualized and co-founded. Mr. Urcis served in the capacity of Chief Operating Officer and Vice President of Corporate Development. From 1955 to 1972, Mr. Urcis served in various technical and management capacities at Rockwell International, Hughes Aircraft, Aerolab Development Company and Sandberg-Serrell Corporation. He currently serves on the Board of Accuwave Corporation, a privately held company. Mr. Urcis is currently a Director of the Glaucoma Research Foundation, and has served as Trustee of the Monterey Institute of International Studies.

     The following individuals serve as additional Executive Officers of
Holdings:

     Valerie L. Banner (43) has been Senior Vice President and General Counsel of the Company since June 1998. Ms. Banner was in private practice as a solo practitioner from March 1996 to May 1998. From 1990 to 1996, Ms. Banner was employed as Vice President and General Counsel of Team, Inc., an American Stock Exchange Company providing industrial services.

     Thomas E. Hartford (49) has been Executive Vice President and General Manager of the Company since 1994. Mr. Hartford joined the Company in 1982 as a District Manager, and transferred to Houston in 1986 where he became Regional Sales Manager. In 1987, Mr. Hartford assumed responsibility for Western United States operations of the Company's rental operations. From 1973 to 1982, Mr. Hartford held sales and management positions in the agricultural industry. He has 16 years of experience in senior management of operating companies.

     Robert D. Ryan (42) has been a Senior Vice President and General Manager of the Company since 1994. Prior to this position, Mr. Ryan was the Branch Manager of the Company's Houston office for one year, as well as for the Dallas office for seven years. Mr. Ryan's first appointment to management was to Branch Manager of the Odessa office where he served for two years. In 1980, he was hired at the Dallas office in a sales position for the Company's fabrication operations. Prior to his tenure at the Company, Mr. Ryan worked for Air Compressor Sales and Service in Dallas, Texas and for Worthington Compressors in Midland, Texas. Mr. Ryan has 22 years of experience in the compression industry.

     Newton Schnoor (50) has been Vice President and Controller of the Company since 1985. Mr. Schnoor joined Tidewater in 1979 as Controller of the Western Division of the Company's rental operations. In 1985, Mr. Schnoor supervised the national consolidation and reorganization of the accounting group in Houston. These actions merged accounting groups from three different groups of the Company. Mr. Schnoor was made an officer of the Company in 1987.

COMPENSATION OF DIRECTORS

     Directors who are not (i) officers of the Company, (ii) affiliated with CHI and (iii) otherwise being paid directly or indirectly from the Company will receive an annual fee of $20,000, $750 per Board of Directors or committee meeting attended and reasonable out-of-pocket expenses. At present, only
C. Kent May and Thomas C. Case would be entitled to such compensation. Except as set forth above, Directors are not provided with any compensation for their services other than the reimbursement of expenses associated with attending meetings of the Board of Directors or any committee thereof.

LIMITATIONS ON OFFICER'S AND DIRECTOR'S LIABILITY

     Holdings' Certificate of Incorporation, in the case of directors, and Holdings By-Laws, in the case of officers, provide that such directors and officers are indemnified to the fullest extent permitted by law.

     The Company and Holdings have entered into indemnification agreements with its directors that, among other things, require the Company and Holdings to indemnify the directors to the fullest extent permitted by law, and to advance to the directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. The Company and Holdings are also required to indemnify and advance all expenses incurred by directors seeking to enforce their rights under the indemnification agreements, and cover directors under Holdings' directors' and officers' liability insurance.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors pursuant to the foregoing provision, Holdings has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Management Agreement

     Prior to the consummation of the Acquisition, the Company and Holdings entered into a Management Agreement (the "Management Agreement") with CHI, as Manager, pursuant to which the Manager agreed to provide business and organizational strategy, financial and investment management and merchant and investment banking services to the Company and Holdings upon the terms and conditions set forth therein. As compensation for such services, the Company will pay to the Manager $3.0 million per year, which amount was paid in advance for the first year and will be payable quarterly in advance thereafter. The agreement is for a term of five years, renewable automatically from year to year thereafter unless CHP or its affiliates then beneficially owns less than 20% of the then outstanding capital stock of Holdings. The Company and Holdings agreed to indemnify the Manager against liabilities, costs, charges and expenses relating to the Manager's performance of its duties, other than such of the foregoing resulting from the Manager's gross negligence or willful misconduct. In addition, the Company agreed to reimburse CHI for any reasonable out-of-pocket expenses incurred by CHI in connection with the Transactions.

  Registration Rights Agreement

     Prior to the consummation of the Acquisition, Holdings entered into a registration rights agreement (the "Holdings Registration Rights Agreement") with CHP and certain other stockholders of Holdings (the "Stockholders"). Under the Holdings Registration Rights Agreement, the Stockholders have the right, subject to certain conditions, to require Holdings to register any or all of its shares of common stock of Holdings under the Securities Act at Holdings' expense. In addition, the Stockholders are entitled to inclusion (subject to limitations) of any shares of common stock of Holdings subject to the Holdings Registration Rights Agreement in any registration statement at Holdings' expense whenever Holdings proposes to register any of its common stock under the Securities Act. In connection with all such registrations, Holdings has agreed to indemnify all of the Stockholders against certain liabilities, including liabilities under the Securities Act.

  Stock Repurchase Agreement

     Prior to the consummation of the Acquisition, Holdings entered into a Stock Repurchase Agreement with certain of the Company's employees. This agreement, among other things, gives Holdings the right, and, in certain limited circumstances, the obligation, to repurchase the common stock of Holdings upon certain triggering events at an appraised value or at cost.

  Samuel Urcis Arrangements

     In consideration for finder services rendered by Samuel Urcis ("Urcis") to TW, Holdings and Urcis have entered into an agreement with the following terms:

          1. Urcis will be elected as a director of Holdings and as Chairman of the Executive Committee.

          2. Urcis will be paid a finders fee of $1,750,000, $1,100,000 of which was used to purchase shares of capital stock of Holdings at the same price per share as was paid by CHP.

          3. Urcis will be granted an option to purchase the number of shares of Holdings common stock equivalent to 1.8% of the Holdings common stock outstanding at the closing of the Acquisition.

          4. Urcis will perform consulting services for the Company and be entitled to a consulting fee of $150,000 per year.

          The obligations set forth under items 1-3 were satisfied at the closing of the Acquisition.

     Urcis' rights and obligations under items 1 and 4 above extend for five years from consummation of the Acquisition and thereafter automatically for one year periods unless either of the parties elect to terminate these provisions. In addition, the Company reimbursed CHP for advances made by CHP to Urcis for out-of-pocket expenses incurred by him in connection with the Acquisition, which reimbursement did not exceed $50,000 in the aggregate.

  Stockholders Agreement

     Holdings, CHP and certain stockholders of Holdings entered into a stockholders agreement providing for the following: (i) the right of such holders to join in certain sales of capital stock of Holdings by CHP; (ii) the right of CHP and each such holder to purchase capital stock of Holdings to maintain its percentage ownership in the event of certain sales by Holdings of such stock; (iii) the right of CHP to require such holders to sell their shares of such stock upon a sale by CHP of substantially all of its interest in Holdings; (iv) the obligation of each such holder to offer Holdings or CHP the opportunity to purchase the capital stock of Holdings owned by such holder in the event of a proposed sale by such holder of such stock; (v) the restrictions on sales or transfers of such stock; and (vi) certain obligations of Holdings, including reporting and Board of Director observer rights in favor of such holders.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     John K. Castle and Jeffrey M. Siegal are the sole members of the Compensation Committee. No other employee or director of the Company or Holdings is a member of the Compensation Committee. There are no compensation committee interlocks (i.e., no executive officer of the Company serves as a member of the board of directors or the compensation committee or another entity which has an executive officer serving on the Board of Directors or the compensation committee of the Company).

EXECUTIVE COMPENSATION; EMPLOYMENT AGREEMENTS

     The following table sets forth the annual and long-term compensation for the Chief Executive Officer of the Company and the five highest paid officers (other than the Chief Executive Officer), as well as the total compensation paid to, or earned by, each such individual for fiscal year 1998.

                             EXECUTIVE COMPENSATION
                           SUMMARY COMPENSATION TABLE

                                                                                        LONG-TERM
                                                                                       COMPENSATION
                                                                                          AWARDS
                                                                      ANNUAL           ------------
                                                                 COMPENSATION(1)       SECURITIES
                                                               --------------------    UNDERLYING       ALL OTHER
                                                               SALARY       BONUS      OPTIONS(2)      COMPENSATION
            NAME AND PRINCIPAL POSITION                YEAR      ($)         ($)          (#)              ($)
----------------------------------------------------   ----    -------    ---------    ------------    ------------
Stephen A. Snider...................................   1998    170,000      172,500        6,619         1,128,976(3)
  President & Chief Executive Officer
Thomas E. Hartford..................................   1998    117,083       69,250        4,780           352,389(4)
  Executive Vice President
Robert D. Ryan......................................   1998     89,250       38,800        2,206            80,072(5)
  Senior Vice President
Newton Schnoor......................................   1998     78,354       48,600        2,206           106,245(6)
  Senior Vice President & Controller
Ernie Danner........................................   1998     13,836           --        4,780           350,492(7)
  Chief Financial Officer
Valerie L. Banner...................................   1998         --           --        2,206                --
  Senior Vice President & General Counsel

------------------
(1) Salaries and bonuses paid to Messrs. Snider, Hartford, Ryan, Schnoor and Danner reflect compensation paid during fiscal year 1998, including salaries and bonuses payable pursuant to the employment agreements, which became effective on February 20, 1998. Ms. Banner has been employed with the Company since June 1, 1998. Her annual base salary is $100,000 with a target bonus of 50% of her base salary (see below).

(2) Includes options to purchase shares of common stock of Holdings only.

(3) Includes (a) $2,069 of matching contributions made by Tidewater and the Company to Mr. Snider's 401K account, (b) $3,876 in health premiums paid by the Company on behalf of Mr. Snider under Tidewater's and the Company's Executive Medical Plans, (c) $3,031 paid by Tidewater on behalf of
    Mr. Snider pursuant to Tidewater's Supplemental Savings Plan, and (d) $1,120,000 paid to Mr. Snider as incentive compensation pursuant to the consummation of the Transactions.

(4) Includes (a) $2,075 of matching contributions made by Tidewater and the Company to Mr. Hartford's 401K account, (b) $3,876 in health care premiums paid by the Company on behalf of Mr. Hartford under the Company's Executive Medical Plan, (c) $1,438 paid by Tidewater on behalf of Mr. Hartford pursuant to Tidewater's Supplemental Savings Plan, and (d) $345,000 paid to Mr. Hartford as incentive compensation pursuant to the consummation of the Transactions.

(5) Includes (a) $2,678 of matching contributions made by the Company to Mr. Ryan's 401K account, (b) $394 in health care premiums paid by the Company on behalf of Mr. Ryan under the Company's Executive Medical Plan, and (c) $77,000 paid to Mr. Ryan as incentive compensation pursuant to the consummation of the Transactions.

(6) Includes (a) $2,351 of matching contributions made by the Company to Mr. Schnoor's 401K account, (b) $394 in health care premiums paid by the Company on behalf of Mr. Schnoor under the Company's Executive Medical Plan, and (c) $103,500 paid to Mr. Schnoor as incentive compensation pursuant to the consummation of the Transactions.

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)
(7) Includes (a) $169 of matching contributions made by the Company to Mr. Danner's 401K account, (b) $323 in health care premiums paid by the Company on behalf of Mr. Danner under the Company's Executive Medical Plan, and (c) $100,000 in cash and $250,000 in Holdings' capital stock (valued at the CHP purchase price) paid to Mr. Danner as incentive compensation pursuant to the consummation of the Transactions. Mr. Danner was compensated by the Company upon consummation of the Transactions because of his contribution to the efforts to structure and consummate the Transactions without receiving any compensation at that time.

     The following table sets forth grants of options to purchase shares of Common Stock of Holdings during fiscal year 1998 to such persons.

                            OPTION GRANTS IN 1998(1)
      OPTIONS GRANTED IN LAST FISCAL YEAR AND POTENTIAL REALIZABLE VALUES

                                                                                                   POTENTIAL REALIZABLE
                                                                                                          VALUE
                                                                                                    AT ASSUMED ANNUAL
                                                                                                          RATES
                                                      PERCENT OF                                      OF STOCK PRICE
                                        NUMBER OF       TOTAL                                        APPRECIATION FOR
                                        SECURITIES     OPTIONS                                           OPTIONS
                                        UNDERLYING    GRANTED TO      EXERCISE OR                        TERM(3)
                                        OPTIONS       EMPLOYEES IN    BASE PRICE     EXPIRATION    --------------------
NAME                                    GRANTED(2)      1998          ($/SHARE)        DATE           5%         10%
-------------------------------------   ----------    ------------    -----------    ----------    --------    --------
Stephen A. Snider....................      6,619          18.94            50          2/20/08     $208,133    $527,449
Thomas E. Hartford...................      4,780          13.68            50          2/20/08      150,306     380,904
Robert D. Ryan.......................      2,206           6.31            50          2/20/08       69,367     175,790
Newton Schnoor.......................      2,206           6.31            50          2/20/08       69,367     175,790
Ernie Danner.........................      4,780          13.68            50          2/20/98      150,306     380,904
Valerie L. Banner....................      2,206           6.31            50          6/01/08       69,367     175,790

------------------
(1)  Includes only options granted by Holdings.
(2) For all options (other than options granted to Ernie Danner, which vested immediately), one-third of each option vests on each of the first, second, and third anniversary of the option grant date.
(3) The hypothetical potential appreciation shown in these columns reflects the required calculations at annual assumed appreciation rates of 5% and 10%, as set by the Commission, and therefore is not intended to represent either historical appreciation or anticipated future appreciation of the Holdings common stock.

None of the Executive Officers exercised any options of Holdings during fiscal year 1998.

     The Company does not have a Defined Benefit Pension Plan or a Supplemental Executive Retirement Plan. However, during the fiscal year 1998 period, Mr. Snider and Mr. Hartford received $20,475.19 and $2,474.40, respectively, under Tidewater's Supplemental Executive Retirement Plan, which plan has not been continued by the Company.

     The Company has entered into employment agreements with (i) Stephen A. Snider pursuant to which Mr. Snider serves as President for an annual base salary of $170,000, plus a target bonus of up to 70% of such base salary; (ii) Thomas E. Hartford pursuant to which Mr. Hartford serves as Executive Vice President for an annual base salary of $135,000, plus a target bonus of up to 60% of such base salary; (iii) Robert D. Ryan pursuant to which Mr. Ryan serves as Senior Vice President for an annual base salary of $100,000, plus a target bonus of up to 50% of such base salary; (iv) Newton Schnoor pursuant to which Mr. Schnoor serves as Senior Vice President for an annual base salary of $90,000, plus a target bonus of up to 50% of such base salary; and (v) Ernie Danner pursuant to which Mr. Danner serves as Chief Financial Officer and Executive Vice President for an annual base salary of $135,000 plus a target bonus of up to 60% of such base salary (collectively, the "Employment Agreements"). The Company has an employment arrangement with Valerie L. Banner pursuant to which Ms. Banner serves as General Counsel and Senior Vice President for an annual base salary of $100,000 plus a target bonus up to 50% of such base salary. All bonuses described in this paragraph are discretionary. Upon consummation of the Transactions, Mr. Danner also received $250,000 in Holdings capital stock (valued at the CHP purchase price) and $100,000 in cash. Each of the Employment Agreements has a stated duration of three years. If during such stated duration (or during any extension of such duration), a "change of control" (as such term is defined in the Employment Agreements) occurs, each agreement shall automatically extend to a date that is the second anniversary of the occurrence of such event.

     Messrs. Snider, Hartford, Danner, Ryan and Schnoor and Ms. Banner each received certain stock options--see "Management Options" and "Principal Stockholders"--and have registration rights with respect to such stock. The Employment Agreements also provide that if the Company terminates any of the foregoing individual's employment without cause, such individual will be entitled to receive severance payments for up to the remaining term of the relevant employment agreement. The foregoing agreements also place certain restrictions on the ability of these individuals to disclose certain confidential information, to compete against the Company and to hire or solicit certain employees of the Company should such individual's employment with the Company be terminated.

BENEFIT PLANS

     Pursuant to the Stock Purchase Agreement, the Company is obligated to cause its employees to be eligible to participate in an employee welfare benefit plan and an employee pension benefit plan (within the meaning of Section 3(1) and 3(3) of ERISA, respectively), which plans shall credit, for purposes of any length of service requirements, waiting periods, vesting periods or differential benefits based on length of service in such plans, service by such employees with the Company prior to the Acquisition. Furthermore, pursuant to the Stock Purchase Agreement, the Company is obligated to waive any waiting period for participation or coverage in any welfare benefit plans or policies of the Company and, to the extent an employee was a participant in Tidewater's medical benefits plan and such condition was covered under such plan, to waive any pre-existing medical condition provision of such plan or policy.

     Additionally, pursuant to the Stock Purchase Agreement, the Company is obligated to honor the terms of a severance policy covering the Company's employees.

     On August 1, 1998, the Company entered into a Grant Agreement (the "Grant Agreement") with each employee of the Company whereby each such employee party thereto received a certain number of shares of Non-Voting Common Stock. Such shares may be converted into shares of voting Common Stock in the event that shares of voting Common Stock are listed on a national securities exchange or quoted on the National Association of Securities Dealer Automated Quotation System ("NASDAQ"). See "Description of Capital Stock of Holdings". Additionally, the Grant Agreement provides for certain transfer restrictions and buyback rights upon the occurrence of certain events.

MANAGEMENT OPTIONS

     In order to motivate and retain key executive employees of the Company, the Company is in the process of establishing a stock option plan and an incentive bonus plan or policy. Under the stock option plan, the Company will have the ability to award to such key employees as it may notify in writing either incentive stock options of Holdings common stock, meeting the requirements of
Section 422 of the Code, or non-qualified stock options of Holdings common stock, which will not be subject to Section 422 of the Code. The decision whether to grant options, the key executive employees to whom to grant such options, the type of options to be granted (whether incentive stock options or non-qualified stock options), the number of shares of common stock of Holdings to be the subject of each option, as well as other matters concerning the administration of the plan and the interpretation of its provisions shall be solely within the power of the Board of Directors of the Company or of a committee of such Board of Directors acting as administrator of the plan. Under an incentive bonus plan or policy, the Company will have the ability to award to such key employees as it may notify in writing a bonus, in an amount of up to 20% of such employee's compensation, in cash or, with respect to amounts exceeding 10% of such employee's compensation, Holdings stock or either incentive stock options of Holdings stock or non-qualified stock options under the terms of the Company's stock option plan, as the Company may determine in its discretion.

     Options to purchase an aggregate number of shares of Common Stock equal to approximately 10% of the outstanding Common Stock were granted to the employees and directors of the Company upon the closing of the Transactions. Such options have a ten year term, may be subject to vesting, and will have an exercise price per share equal to the purchase price per share of Common Stock paid by CHP to acquire its Common Stock upon such closing.
                             PRINCIPAL STOCKHOLDERS

     Upon the closing of the Transactions, Holdings had outstanding approximately 325,000 shares of Common Stock ("Common Stock"), $.01 par value per share, and approximately 1,300,000 shares of Series A Preferred Stock ("Series A Preferred Stock"), $.01 par value per share. Each share of Common Stock and Series A Preferred Stock carry one vote and holders of both classes generally vote on all matters as a single class. See "Description of Capital Stock of Holdings." The following table sets forth certain information regarding beneficial ownership of Holdings, voting securities with respect to (i) each person known by the Company to beneficially own five percent or more of any class of Holdings' capital stock, (ii) each director of the Company, (iii) each executive officer of the Company and (iv) all directors and executive officers of the Company as a group. All information with respect to beneficial ownership has been furnished to the Company by the respective stockholders of Holdings.

                                                                                                       PERCENTAGE
                                                                   PERCENTAGE                            TOTAL
                                                   NUMBER OF          OF           NUMBER OF SHARES    SERIES A
                                                   SHARES OF       TOTAL COMMON     OF SERIES A        PREFERRED
    NAME AND ADDRESS OF BENEFICIAL OWNER(1)        COMMON STOCK    STOCK(2)        PREFERRED STOCK       STOCK
------------------------------------------------   ------------    ------------    ----------------    --------------
CHP(3)..........................................      184,840           56.9%            739,360             56.9%
John K. Castle(4)...............................      351,548          100.0           1,300,000            100.0
BT Capital Partners, Inc........................       32,000            9.8             128,000              9.8
First Union Capital Partners, Inc...............       32,000            9.8             128,000              9.8
Mellon Bank N.A., as Trustee for the
  Bell Atlantic Master Trust....................       32,000            9.8             128,000              9.8
Wilmington Trust, as Trustee of Du Pont Pension
  Trust.........................................       32,000            9.8             128,000              9.8
Brown University Third Century Fund.............        2,000          *                   8,000           *
Samuel Urcis(5).................................       12,757            3.1              27,200              2.1
Stephen Snider(6)...............................        8,619            2.6               8,000           *
Ernie Danner(7).................................        6,780            2.1              12,000           *
Thomas Hartford(8)..............................        5,940            1.7               4,640           *
Newton Schnoor(9)...............................        2,606          *                   1,600           *
Robert Ryan(10).................................        2,606          *                   1,600           *
Valerie Banner(11)..............................        2,206          *                      --               --
All directors and executive officers as group
  (11 persons)..................................      351,548            100           1,300,000              100

* Indicates less than 1% of the outstanding stock.
------------------
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Except as indicated in the footnotes to this table, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name. The address for each such stockholder or director identified above is c/o Universal Compression Holdings, Inc., 150 East 58th Street, New York, New York 10155.
(2) Based upon 325,000 shares of Common Stock outstanding. Except as otherwise set forth below, shares of Common Stock not outstanding but deemed beneficially owned by virtue of a person or group to acquire them within 60 days are treated as outstanding only for purposes of determining the percent owned by such person or group. Except as otherwise set forth below, each named owner has the sole voting power and investment power of the shares set forth.
(3) CHP holds approximately 175,566 and 702,262 shares of Common Stock and Series A Preferred Stock, respectively, for its own account and the remaining shares for the account of related entities and persons, all of which may be deemed to be beneficially owned by CHP. CHP disclaims beneficial ownership of such shares.
(4) Includes 184,840 shares of Common Stock and 739,360 shares of Series A Preferred Stock beneficially owned by CHP. John K. Castle is a director of the Company and Holdings and, along with Leonard M. Harlan, is the controlling stockholder of Castle Harlan Partners III G.P., Inc., the general partner of the general partner of CHP, and as such may be deemed to be a beneficial owner of the shares owned by CHP.

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)
     Also includes 128,000 shares of Common Stock and 512,000 shares of Series A Preferred Stock the voting of which Mr. Castle may direct pursuant to the Voting Agreement entered into among Holdings, CHP and the five entities listed immediately below Mr. Castle's name. Each of the other persons who acquired Common Stock and Series A Preferred Stock upon the consummation of the Acquisition entered into a Voting Trust Agreement with Mr. Castle pursuant to which Mr. Castle acts as voting trustee and all shares of Common Stock issuable upon the exercise of options held by such persons will become subject to such Voting Trust Agreement upon the exercise of such options. Mr. Castle and Mr. Harlan disclaim beneficial ownership of such shares in excess of their respective pro rata partnership interests and Mr. Castle disclaims beneficial ownership of such shares subject to the Voting Agreement and the Voting Trust Agreement.
 (5) Includes 4,400 shares of Common Stock and 17,600 Series A Preferred Stock purchased by Mr. Urcis with $1,100,000 of his finders fee as well as such shares subject to the option granted to him upon consummation of the Transactions. Also includes 2,400 shares of Common Stock and 9,600 shares of Series A Preferred Stock owned by CHP, which shares CHP has agreed to sell to Mr. Urcis at a purchase price of $50 per share.
 (6) Includes 6,619 shares of Common Stock subject to an option granted by Holdings to Mr. Snider upon the closing of the Acquisition. Such option will vest over three years and will be exercisable for $50 per share.
 (7) Includes 4,780 shares of Common Stock subject to an option granted by Holdings to Mr. Danner upon the closing of the Acquisition. Such option will be exercisable for $50 per share.
 (8) Includes 4,780 shares of Common Stock subject to an option granted by Holdings to Mr. Hartford upon the closing of the Acquisition. Such option will vest over three years and will be exercisable for $50 per share.
 (9) Includes 2,206 shares of Common Stock subject to an option granted by Holdings to Mr. Schnoor upon the closing of the Acquisition. Such option will vest over three years and will be exercisable for $50 per share.
(10) Includes 2,206 shares of Common Stock subject to an option granted by Holdings to Mr. Ryan upon the closing of the Acquisition. Such option will vest over three years and will be exercisable for $50 per share.
(11) Consists of 2,206 shares of Common Stock subject to an option granted by Holdings to Ms. Banner on June 1, 1998. Such option will vest over three years and be excercisable for $50 per share.

                       DESCRIPTION OF THE EXCHANGE NOTES

     The Exchange Notes will be issued under the indenture (the "Indenture"), dated as of February 20, 1998 by and between Holdings and United States Trust Company of New York, as Trustee. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the "TIA"), and to all of the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the TIA as in effect on the date of the Indenture. A copy of the Indenture may be obtained from Holdings or the Initial Purchaser. The definitions of certain capitalized terms used in the following summary are set forth below under "-- Certain Definitions." For purposes of this section, references to the "Company" or "Holdings" include only the Company or Holdings, as the case may be, and not their respective subsidiaries.

     The Notes are unsecured obligations of Holdings, ranking pari passu in right of payment to all existing and future senior indebtedness of Holdings.

     The Notes have been issued in fully registered form only, without coupons, in denominations of $1,000 and integral multiples thereof. Initially, the Trustee is acting as Paying Agent and Registrar for the Notes. The Notes may be presented for registration of transfer and exchange at the offices of the Registrar, which initially is the Trustee's corporate trust office. No service charge will be made for any registration of transfer or exchange or redemption of Notes, but Holdings may require payment in certain circumstances of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith. Holdings may change any Paying Agent and Registrar without notice to holders of the Notes (the "Holders"). Holdings will pay principal of (and premium, if any on) the Notes at the Trustee's corporate office in New York, New York. At Holdings' option, interest may be paid at the Trustee's corporate trust office or by check mailed to the registered addresses of Holders. Any Original Notes that remain outstanding after the completion of the Exchange Offer, together with the Exchange Notes issued in connection with the Exchange Offer, will be treated as a single class of securities under the Indenture.

PRINCIPAL, MATURITY AND INTEREST

     The Notes are limited in aggregate principal amount at maturity to $43.5 million and will mature on February 15, 2009. The Notes have been issued at a substantial discount from the aggregate stated principal amount thereof at maturity. For federal income tax purposes, significant amounts of original issue discount, taxable as ordinary income, will be recognized by Holders annually as long as they hold the Notes, including in advance of receipt of cash interest payments thereon. See "Certain Federal Income Tax Considerations". Cash interest on the Notes will not accrue or be payable prior to February 15, 2003. Thereafter, interest on the Notes will accrue at the rate of 11 3/8% per annum and will be payable semiannually in cash on each August 15 and February 15 commencing on August 15, 2003, to the persons who are registered Holders at the close of business on the and immediately preceding the applicable interest payment date. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance.

     The Notes will not be entitled to the benefit of any mandatory sinking fund.

REDEMPTION

     Optional Redemption. The Notes are redeemable, at Holdings' option, in whole at any time or in part from time to time, on and after February 15, 2003, upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of the principal amount at maturity thereof) if redeemed during the twelve-month period commencing on February 15 of the year set forth below, plus, in each case, accrued and unpaid interest thereon, if any, to the date of redemption:

YEAR                                                           PERCENTAGE
----                                                           ----------
2003........................................................     105.688%
2004........................................................     103.792%
2005........................................................     101.896%
2006 and thereafter.........................................     100.000%

     Optional Redemption Upon Public Equity Offerings. At any time, or from time to time, on or prior to February 15, 2001, Holdings may, at its option, use the net cash proceeds of one or more Public Equity Offerings (as defined below) to redeem all of the Notes at a redemption price equal to 111.375% of the Accreted Value of the Notes to be redeemed plus accrued and unpaid interest, if any, to the date of redemption. In order to effect the foregoing redemption with the proceeds of any Public Equity Offering, Holdings shall make such redemption not more than 120 days after the consummation of any such Public Equity Offering.

     As used in the preceding paragraph, "Public Equity Offering" means an underwritten public offering of Qualified Capital Stock of Holdings pursuant to a registration statement filed with the Commission in accordance with the Securities Act.

     Optional Redemption Prior to February 15, 2003. Prior to February 15, 2003, the Notes will be redeemable, at the option of Holdings, in whole at any time, upon not less than 30 nor more than 60 days' notice, at a redemption price on the redemption date equal to the Accreted Value of each Note on the redemption date plus the Applicable Premium.

     "Applicable Premium" means with respect to a Note for any redemption date, the excess of (i) the present value at the redemption date of the redemption price of such Note at February 15, 2003 (such redemption price being described under "--Optional Redemption"), computed using a discount rate equal to the Treasury Rate plus 75 basis points over (ii) the Accreted Value of such Note at the redemption date.

     "Treasury Rate" means the yield to maturity determined two business days prior to any applicable redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H. 15(519) which has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source or similar market data) most nearly equal to the period from the redemption date to February 15,

2003, provided, however, that if the period from the redemption date to February 15, 2003 is not equal to the constant maturity of such United States Treasury security for which such yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yield of such United States Treasury securities for which such yields are given, except that if the period from the redemption date to February 15, 2003 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

SELECTION AND NOTICE OF REDEMPTION

     In the event that less than all of the Notes are to be redeemed at any time, selection of such Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed or, if such Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Notes of a principal amount at maturity of $1,000 or less shall be redeemed in part; provided, further, that if a partial redemption is made with the proceeds of a Public Equity Offering, selection of the Notes or portions thereof for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures), unless such method is otherwise prohibited. Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any
Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount at maturity thereof to be redeemed. A new Note in a principal amount at maturity equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, Accreted Value will cease to accrete or interest will cease to accrue on Notes or portions thereof called for redemption as long as Holdings has deposited with the Paying Agent funds in satisfaction of the applicable redemption price pursuant to the Indenture.

HOLDING COMPANY STRUCTURE

     Holdings is a holding company with no material operations of its own. Accordingly, Holdings is dependent upon the distribution of the earnings of its subsidiaries, whether in the form of dividends, advances or payments on account of intercompany obligations, to service its debt obligations. In addition, the claims of the holders of Notes are subject to the prior payment of all liabilities (whether or not for borrowed money) and to any preferred stock interest of such subsidiaries. There could be no assurance that, after providing for all prior claims, there would be sufficient assets available from its subsidiaries to satisfy the claims of the holders of Notes. See "Risk Factors--Holding Company Structure; Limitation on Access to Cash Flow of Subsidiaries; Structural Subordination."

CHANGE OF CONTROL

     The Indenture provides that upon the occurrence of a Change of Control, each Holder will have the right to require that Holdings purchase all or a portion of such Holder's Notes pursuant to the offer described below (a "Change of Control Offer"), at a purchase price equal to 101% of the Accreted Value thereof plus accrued and unpaid interest to the date of purchase.

     The Indenture will provide that, prior to the mailing of the notice referred to below, but in any event within 30 days following any Change of Control, Holdings will either (i) repay in full and terminate all commitments under Indebtedness under the Senior Secured Credit Facilities and all other Indebtedness of Holdings' Restricted Subsidiaries, the terms of which require repayment upon a Change of Control or offer to repay in full and terminate all commitments under all Indebtedness under the Senior Secured Credit Facilities and such Indebtedness of Holdings' Restricted Subsidiaries and to repay the Indebtedness owed to each lender which has accepted such offer or (ii) obtain the requisite consents under the Senior Secured Credit Facilities and all other such Indebtedness of Restricted Subsidiaries to permit the repurchase of the Notes as provided below. Holdings shall first comply with the covenant in the immediately preceding sentence before it shall be required to repurchase the Notes pursuant to the provisions described below. Holdings' failure to comply with the covenant described in the second preceding sentence or the immediately succeeding paragraph shall constitute an Event of Default described in clause (iii) (and not in clause (ii)) under "Events of Default" below.

     Within 30 days following the date upon which a Change of Control occurs, Holdings must send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 45 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

     If a Change of Control Offer is made, there can be no assurance that Holdings will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. The Senior Secured Credit Facilities and the Company Indenture may restrict the Company from making payments to Holdings in amounts sufficient to repurchase the Notes upon the occurrence of a Change of Control. The failure of Holdings to make or consummate the Change of Control Offer or pay the applicable Change of Control purchase price when due would result in an Event of Default and would give the Trustee and the Holders of the Notes the rights described under "Events of Default". In addition to the obligations of Holdings under the Indenture with respect to the Notes in the event of a Change of Control, the Senior Secured Credit Facilities contain a provision designating a change of control as described therein as an event of default, which would obligate Holdings to repay amounts outstanding under the Credit Agreement upon an acceleration of the indebtedness outstanding thereunder.

     The existence of a Holder's right to require Holdings to purchase such Holder's Notes upon a Change of Control may deter a third party from acquiring Holdings in a transaction that constitutes a Change of Control.

     The definition of "Change of Control" in the Indenture is limited in scope. The provisions of the Indenture may afford Holders the right to require Holdings to repurchase such Notes in the event of a highly leveraged transaction or certain transactions with Holdings' management or its affiliates, including a reorganization, restructuring, merger or similar transaction involving Holdings (including, in certain circumstances, an acquisition of Holdings by management or its affiliates) that may adversely affect Holders, if such transaction is not a transaction defined as a Change of Control. See "Certain Definitions" below for the definition of "Change of Control". A transaction involving a recapitalization of Holdings' management or its affiliates, or a transaction involving a recapitalization of Holdings, would result in a Change of Control if it is the type of transaction specified in such definition.

     One of the events that constitutes a Change of Control under the Indenture is the disposition of "all or substantially all" of Holdings' assets under certain circumstances. This term has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event Holders elect to require Holdings to purchase the Notes and Holdings elects to contest such election, there can be no assurance as to how a court interpreting New York law would interpret the phrase in many circumstances.

     Holdings will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, Holdings shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

CERTAIN COVENANTS

     The Indenture contains, among others, the following covenants:

     Limitation on Incurrence of Additional Indebtedness. Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, "incur") any Indebtedness (other than Permitted Indebtedness); provided, however, that if no Event of Default shall have occurred and be continuing at the time of or as a consequence of the incurrence of any such Indebtedness, Holdings and its Restricted Subsidiaries may incur Indebtedness (including, without limitation, Acquired Indebtedness) if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof, the Consolidated Fixed Charge Coverage Ratio of Holdings is greater than 1.75 to
1.0 on or before February 15, 2000, greater than 2.0 to 1.0 after February 15, 2000 and greater than 2.25 to 1.0 after February 15, 2002.

     For purposes of determining compliance with this covenant, (i) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness permitted by this covenant, Holdings in its sole discretion will classify such item of Indebtedness and will only be required to include the amount and type of each class of Indebtedness in the test specified in the first paragraph of this covenant or in one of the clauses of the definition of the term "Permitted Indebtedness", (ii) the amount of Indebtedness issued at a price which is less than the principal amount thereof shall be equal to the amount of liability in respect thereof determined in accordance with GAAP,
(iii) Indebtedness incurred in connection with, or in contemplation of, any transaction described in the definition of the term "Acquired Indebtedness" shall be deemed to have been incurred by Holdings or one of its Restricted Subsidiaries, as the case may be, at the time an acquired Person becomes such a Restricted Subsidiary (or is merged into Holdings or such a Restricted Subsidiary) or at the time of the acquisition of assets, as the case may be,
(iv) the maximum amount of Indebtedness that Holdings and its Restricted Subsidiaries may incur pursuant to this covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, due solely to the result of fluctuations in the exchange rates of currencies, and (v) guarantees or Liens supporting Indebtedness permitted to be incurred under this covenant may be issued or granted if otherwise issued or granted in accordance with the terms of the Indenture.

     Limitation on Restricted Payments. Holdings will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly,
(a) declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock of Holdings or in options, warrants, or other rights to purchase such Qualified Capital Stock (but excluding any debt security or Disqualified Capital Stock convertible into, or exchangeable for, such Qualified Capital Stock)) on or in respect of shares of Holdings' Capital Stock to holders of such Capital Stock, (b) purchase, redeem or otherwise acquire or retire for value any Capital Stock of Holdings or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock (in each case, other than in exchange for Qualified Capital Stock of Holdings or options, warrants or other rights to purchase such Qualified Capital Stock (but excluding any debt security, or Disqualified Capital Stock convertible into, or exchangeable for, such Qualified Capital Stock)), (c) make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of Holdings that is subordinate or junior in right of payment to the Notes or (d) make any Investment (other than Permitted Investments) (each of the foregoing actions set forth in clauses (a), (b), (c) and (d) being referred to as a "Restricted Payment"), if at the time of such Restricted Payment or immediately after giving effect thereto, (i) a Default or an Event of Default shall have occurred and be continuing or (ii) Holdings is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant or
(iii) the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined reasonably and in good faith by the Board of Directors of Holdings) shall exceed the sum of: (v) 50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of Holdings earned subsequent to the Issue Date and on or prior to the date the Restricted Payment occurs (the "Reference Date") (treating such period as a single accounting period); plus (w) 100% of the aggregate net cash proceeds received by Holdings from any Person (other than a Subsidiary of Holdings) from the issuance and sale subsequent to the Issue Date and on or prior to the Reference Date of Qualified Capital Stock of Holdings or options, warrants or other rights to purchase such Qualified Capital Stock (but excluding any debt security or Disqualified Capital Stock convertible into, or exchangeable for, such Qualified Capital Stock); plus (x) without duplication of any amounts included in clause (iii)(w) above, 100% of the aggregate net cash proceeds of any equity contribution received by Holdings from a holder of Holdings' Capital Stock (excluding, in the case of clauses (iii)(x) and (y), any net cash proceeds from a Public Equity Offering to the extent used to redeem the Notes in compliance with the provisions set forth under "Redemption--Optional Redemption Upon Public Equity Offerings"); plus (y) 100% of the aggregate net cash proceeds received by Holdings from any Person (other than a Subsidiary of Holdings) from the issuance and sale (subsequent to the Issue Date) of debt securities or shares of Disqualified Capital Stock that have been converted into or exchanged for Qualified Capital Stock of Holdings, together with the aggregate cash received by Holdings at the time of such conversion or exchange; plus
(z) without duplication, the sum of (1) the aggregate amount returned in cash to Holdings or a Restricted Subsidiary of Holdings on or with respect to Investments (other than Permitted Investments) made subsequent to the Issue Date whether through interest payments, principal payments, dividends or other distributions or payments, (2) the net cash proceeds received by Holdings or any of its Restricted Subsidiaries from the disposition of all or any portion of such Investments (other than to a Subsidiary of Holdings) and (3) upon redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the fair market value of such Subsidiary; provided, however, that the sum of clauses (1),
(2) and (3) above shall not exceed the aggregate amount of all such Investments made subsequent to the Issue Date.

     Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit: (1) the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration; (2) the acquisition of any shares of Capital Stock of Holdings, either (i) solely in exchange for shares of Qualified Capital Stock of Holdings or options, warrants, or other rights to purchase such Qualified Capital Stock (other than any debt security or Disqualified Capital Stock convertible into, or exchangeable for, such Qualified Capital Stock) or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of Holdings) of shares of Qualified Capital Stock of Holdings or options, warrants, or other rights to purchase such Qualified Capital Stock (other than any debt security or Disqualified Capital Stock convertible into, or exchangeable for, such Qualified Capital Stock); (3) the acquisition of any Indebtedness of Holdings that is subordinate or junior in right of payment to the Notes either (i) solely in exchange for shares of Qualified Capital Stock of Holdings, or options, warrants, or other rights to purchase such qualified Capital Stock or
(ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of Holdings) of (A) shares of Qualified Capital Stock of Holdings or (B) Refinancing Indebtedness; (4) repurchases by Holdings of Qualified Capital Stock of Holdings or options to purchase such Qualified Capital Stock from directors or employees or former directors or former employees of Holdings or any of its Subsidiaries or their authorized representatives upon the death, disability or termination of employment of such persons or pursuant to the terms of any customary agreement under which such Qualified Capital Stock or options were issued, in an aggregate amount not to exceed $1,000,000 plus any life insurance proceeds in any calendar year;
(5) the repurchase of any Indebtedness which is subordinated to the Notes at a purchase price not greater than 101% of the principal amount of such Indebtedness in the event of a change of control in accordance with provisions similar to the "Change of Control" covenant; provided that, prior to or simultaneously with such repurchase, Holdings has made the Change of Control Offer as provided in such covenant with respect to the Notes and has repurchased all Notes validly tendered for payment in connection with such Change of Control Offer; (6) the declaration or payment of dividends on the Common Stock of Holdings following a Public Equity Offering of Holdings in an amount per annum not to exceed 6% of the net cash proceeds received by Holdings in all Public Equity Offerings; (7) payments or distributions to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to

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mergers, consolidating and transfers of all or substantially all of the property and assets of Holdings and provided that, except in the case of clauses (l) and
(2), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein. In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) of the immediately preceding paragraph, amounts expended, without duplication, pursuant to clauses (1),
(2)(ii) and (4) through (7) shall be included in such calculation.

     Not later than 10 days after the date of making any Restricted Payment (but not including any transaction described in the preceding paragraph), Holdings shall deliver to the Trustee an officers' certificate stating that such Restricted Payment complies with the Indenture and setting forth in reasonable detail the basis upon which the required calculations were computed, which calculations may be based upon Holdings' latest available internal quarterly financial statements.

     Limitation on Asset Sales. Holdings will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (i) Holdings or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by the Board of Directors of Holdings or the Company), and (ii) at least 75% of the consideration received by Holdings or the Restricted Subsidiary, as the case may be, from such Asset Sale shall be in the form of cash or Cash Equivalents; provided that (A) the amount of any liabilities of Holdings or any such Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets and (B) the fair market value of any marketable securities received by Holdings or any such Restricted Subsidiary in exchange for any such assets that are promptly converted into cash shall be deemed to be cash for purposes of this provision; and provided, further, that in no event shall the aggregate fair market value at the time of receipt of consideration received by Holdings in a form other than cash or Cash Equivalents exceed 5% of Holdings' Consolidated Total Assets. In the event of an Asset Sale, Holdings shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 360 days of receipt thereof either (A) to repay or prepay any indebtedness under the Credit Agreement, and effect a permanent reduction thereof, (B) to make an investment either (x) in properties and assets that replace the properties and assets that were the subject of such Asset Sale or
(y) any other properties or assets that will be used in the business of Holdings and its Restricted Subsidiaries as existing on the Issue Date or in businesses similar or reasonably related thereto or in the capital stock of any entity a majority of whose assets consist of the properties or assets described under (x) or (y) ("Replacement Assets"), or (C) a combination of prepayment and investment permitted by the foregoing clauses (iii)(A) and (iii)(B). After 360 days from the day on which the aggregate amount of Net Cash Proceeds which have not been applied as permitted in clauses (iii)(A), (iii)(B) and (iii)(C) of the next preceding sentence (a "Net Proceeds Offer Amount") exceeds $7,500,000 (the "Net Proceeds Offer Trigger Date"), and, to the extent necessary, the Company has the ability to provide such amounts to Holdings, shall make an offer to purchase (the "Net Proceeds Offer") from all Holders on a pro rata basis, that amount of Notes equal to the Net Proceeds Offer Amount at a price equal to 100% of the Accreted Value of the Notes to be purchased, plus accrued and unpaid interest thereon, if any, to the date of purchase. If at any time any non-cash consideration received by Holdings or any Restricted Subsidiary of Holdings, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant. To the extent that the aggregate Accreted Value of Notes tendered pursuant to such Net Proceeds Offer is less than the Net Proceeds Offer Amount Holdings and its Restricted Subsidiaries may use such deficiency for general corporate purposes. If the aggregate Accreted Value of Notes validly tendered and not withdrawn by Holders thereof exceeds the Net Proceeds Offer Amount, the Notes to be purchased will be selected on a pro rata basis. Upon completion of such Net Proceeds Offer, the amount of Net Proceeds Offer Amount will be reset to zero.

     Notwithstanding the immediately preceding paragraph, Holdings and its Restricted Subsidiaries will be permitted to consummate an Asset Sale without complying with such paragraphs to the extent (i) at least 80% of the consideration for such Asset Sale constitutes Replacement Assets and (ii) such Asset Sale is for fair market value; provided that any consideration not constituting Replacement Assets received by Holdings or any of its

Restricted Subsidiaries in connection with any Asset Sale permitted to be consummated under this paragraph shall constitute Net Cash Proceeds subject to the provisions of the preceding paragraph.

     Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders not less than 30 days nor more than 45 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 principal amount at maturity in exchange for cash. To the extent Holders properly tender Notes in an amount exceeding the Net Proceeds Offer Amount, Notes of tendering Holders will be purchased on a pro rata basis (based on amounts tendered). A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law, and the purchase of such Note shall be consummated within 60 days following the mailing of the Net Proceeds Offer.

     Holdings will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the Indenture, Holdings shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Asset Sale" provisions of the Indenture by virtue thereof.

     Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries. Holdings will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of Holdings to (a) pay dividends or make any other distributions on or in respect of its Capital Stock; (b) make loans or advances or to pay any Indebtedness or other obligation owed to Holdings or any other Restricted Subsidiary of Holdings; or (c) transfer any of its property or assets to Holdings or any other Restricted Subsidiary of Holdings, except for such encumbrances or restrictions existing under or by reason of:
(1) applicable law; (2) the Indenture; (3) any encumbrances or restrictions contained in, or that are no more restrictive than those contained in, the Credit Agreement or the Company Indenture; (4) any agreement or instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;
(5) agreements existing on the Issue Date to the extent and in the manner such encumbrances and restrictions went into effect on the Issue Date; (6) in the case of clause (c) above: (A) agreements or instruments arising or agreed to in the ordinary course of business that restrict in a customary manner the subletting, assignment or transfer of any property or asset subject to a lease, license, conveyance or other contract and (B) any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of Holdings or any Restricted Subsidiary entered into in compliance with the Indenture; (7) an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, any Restricted Subsidiary of Holdings; (8) provisions in agreements or instruments which prohibit the payment of dividends or the making of other distributions with respect to any Capital Stock of a Person other than on a pro rata basis; or (9) an agreement governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (2), (3), (4) or (5) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such Indebtedness are no less favorable to Holdings or the relevant Restricted Subsidiaries of Holdings in any material respect as determined by the Board of Directors of Holdings in its reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (2), (3), (4) or (5). Nothing contained in clause (c) of this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant shall prevent Holdings or any of its Restricted Subsidiaries from creating, incurring, assuming or suffering to exist any Lien created, incurred, assumed or suffered to exist in accordance with the other terms of the Indenture.

     Limitation on Preferred Stock of Restricted Subsidiaries. Holdings will not permit any of its Restricted Subsidiaries to issue any Preferred Stock (other than to Holdings or to a Wholly Owned Restricted Subsidiary of Holdings) or permit any Person (other than Holdings or a Wholly Owned Restricted Subsidiary of Holdings) to own any Preferred Stock of any Restricted Subsidiary of Holdings; provided that the foregoing shall not prohibit the creation of a Lien in any such Preferred Stock under the Credit Agreement and otherwise created in accordance with the Indenture.

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
     Limitation on Liens. Holdings will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind against or upon any property or assets of Holdings or any of its Restricted Subsidiaries whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom unless (i) in the case of Liens securing Indebtedness that is expressly subordinate or junior in right of payment to the Notes, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens and (ii) in all other cases, the Notes are equally and ratably secured, except for (A) Liens existing as of the Issue Date (other than Liens securing Indebtedness under the Credit Agreement or the Company Indenture) to the extent and in the manner such Liens were in effect on the Issue Date; (B) Liens securing Indebtedness under the Credit Agreement; (C) Liens securing the Notes and the Guarantees, if any; (D) Liens of Holdings or a Wholly Owned Restricted Subsidiary of Holdings on assets of any Restricted Subsidiary of Holdings;
(E) Liens securing Refinancing Indebtedness which is incurred to Refinance any Indebtedness which has been secured by a Lien permitted under the Indenture and which has been incurred in accordance with the provisions of the Indenture; provided, however, that such Liens (a) are no less favorable to the Holders and are not more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced and (b) do not extend to or cover any property or assets of Holdings or any of its Restricted Subsidiaries not securing the Indebtedness so Refinanced; and (F) Permitted Liens. In the event that the Lien the existence of which gives rise to a Lien securing the Notes pursuant to the provisions of this covenant ceases to exist, the Lien securing the Notes required by this covenant shall automatically be released and the Trustee shall execute appropriate documentation.

     Merger, Consolidation and Sale of Assets. Holdings will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of Holdings to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of Holdings' assets (determined on a consolidated basis for Holdings and Holdings' Restricted Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless: (i) either (1) Holdings shall be the surviving or continuing corporation or (2) the Person (if other than Holdings) formed by such consolidation or into which Holdings is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of Holdings and of Holdings' Restricted Subsidiaries substantially as an entirety (the "Surviving Entity") (x) shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia and (y) shall expressly assume, by supplemental indenture (in form satisfactory in all respects to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the Notes and the performance of every covenant of the Notes, the Indenture and the Registration Rights Agreement on the part of Holdings to be performed or observed;
(ii) immediately after giving effect to such transaction and the assumption contemplated by clause (i)(2)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred in connection with or in respect of such transaction), Holdings or such Surviving Entity, as the case may be,
(1) shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of Holdings immediately prior to such transaction, and
(2) shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "--Limitation on Incurrence of Additional Indebtedness" covenant; (iii) immediately after giving effect to such transaction and the assumption contemplated by clause (i)(2)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and (iv) Holdings or the Surviving Entity shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture shall comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

     For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of Holdings the Capital Stock of which constitutes all or substantially all of the properties and assets of Holdings, shall be deemed to be the transfer of all or substantially all of the properties and assets of Holdings and Holdings, if surviving, will be automatically discharged from all of its obligations under the Indenture and the Notes.

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
     The Indenture provides that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of Holdings in accordance with the foregoing, in which Holdings is not the continuing corporation, the successor Person formed by such consolidation or into which Holdings is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, Holdings under the Indenture and the Notes with the same effect as if such surviving entity had been named as such.

     Limitations on Transactions with Affiliates. (a) Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an "Affiliate Transaction"), other than (x) Affiliate Transactions permitted under paragraph (b) below and (y) Affiliate Transactions on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate of Holdings or such Restricted Subsidiary. All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of $1,000,000 shall be approved by the Board of Directors of Holdings or such Restricted Subsidiary, as the case may be, such approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions. If Holdings or any Restricted Subsidiary of Holdings enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate fair market value of more than $5,000,000, Holdings or such Restricted Subsidiary, as the case may be, shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to Holdings or the relevant Restricted Subsidiary, as the case may be, from a financial point of view, from a nationally recognized firm qualified to do the business for which it is engaged and file the same with the Trustee.

     (b) The restrictions set forth in clause (a) above shall not apply to
(i) reasonable fees and compensation paid to and indemnity provided on behalf of, officers, directors, employees or consultants of Holdings or any Restricted Subsidiary of Holdings as determined in good faith by Holdings' Board of Directors or senior management; (ii) transactions exclusively between or among Holdings and any of its Wholly Owned Restricted Subsidiaries or exclusively between or among such Wholly Owned Restricted Subsidiaries, provided such transactions are not otherwise prohibited by the Indenture; (iii) any agreement as in effect as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date; (iv) Restricted Payments permitted by the Indenture; (v) the Tax Sharing Agreement;
(vi) employment agreements with officers and employees of Holdings and its Restricted Subsidiaries, in the ordinary course of business; (vii) loans and advances to employees not to exceed $500,000 outstanding at any one time, in the ordinary course of business; (viii) provided that there is no existing Event of Default, payments pursuant to the terms of the Management Agreement and
(ix) arrangements with directors of Holdings existing on the Issue Date as disclosed in the Prospectus.

     Limitation of Guarantees by Restricted Subsidiaries. Holdings will not permit any of its Restricted Subsidiaries, directly or indirectly, by way of the pledge of any intercompany note or any Preferred Stock or otherwise, to assume, guarantee or in any other manner become liable with respect to any Indebtedness of Holdings unless, in any such case (a) such Restricted Subsidiary executes and delivers a supplemental indenture to the Indenture, providing a senior guarantee of payment of the Notes by such Restricted Subsidiary (the "Guarantee") and
(b) if such assumption, guarantee or other liability of such Restricted Subsidiary is provided in respect of Indebtedness that is expressly subordinated to the Notes, the guarantee or other instrument provided by such Restricted Subsidiary in respect of such subordinated Indebtedness shall be subordinated to the Guarantee pursuant to subordination provisions no less favorable to the Holders of the Notes than the provisions subordinating such Indebtedness to the Notes; provided that the foregoing shall not be applicable to any guarantee of the Obligations of Holdings under the Senior Secured Credit Facilities.

     Notwithstanding the foregoing, any such Guarantee by a Restricted Subsidiary of the Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged, without any further action

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required on the part of the Trustee or any Holder, upon: (i) the unconditional release of such Restricted Subsidiary from its liability in respect of the Indebtedness in connection with which such Guarantee was executed and delivered pursuant to the preceding paragraph; or (ii) any sale or other disposition (by merger or otherwise) to any Person which is not a Restricted Subsidiary of Holdings of all of Holdings direct or indirect Capital Stock in, or all or substantially all of the assets of, such Restricted Subsidiary; provided that
(a) such sale or disposition of such Capital Stock or assets is otherwise in compliance with the terms of the Indenture and (b) such assumption, guarantee or other liability of such Restricted Subsidiary has been released by the holders of the other Indebtedness so guaranteed.

     Conduct of Business. Holdings and its Restricted Subsidiaries will not engage in any businesses which are not the same, similar or reasonably related to the businesses in which Holdings and its Restricted Subsidiaries were engaged on the Issue Date.

     Reports to Holders. The Indenture provides that Holdings will deliver to the Trustee within 15 days after the filing of the same with the Commission, copies of the quarterly and annual reports and of the information, documents and other reports, if any, which Holdings is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. The Indenture further provides that, notwithstanding that Holdings may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, Holdings will provide the Trustee and Holders with such annual reports and such information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act. Holdings will also comply with the other provisions of TIA Section 314(a).

EVENTS OF DEFAULT

     The following events are defined in the Indenture as "Events of Default":

          (i) the failure to pay interest on any Note when the same becomes due and payable and the default continues for a period of 30 days;

          (ii) the failure to pay the principal of any Notes, when the same becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer);

          (iii) a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 30 days after Holdings receives written notice specifying the default (and demanding that such default be remedied and stating that such notice is a "Notice of Default") from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes (except in the case of a default with respect to the "Merger, Consolidation and Sale of Assets" covenant, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

          (iv) the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of Holdings or any Restricted Subsidiary (other than a Foreign Restricted Subsidiary that is not a Significant Subsidiary) of Holdings, or the acceleration of the final stated maturity of any such Indebtedness if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $5,000,000 or more;

          (v) one or more judgments (not covered by insurance as to which the carrier has assumed the defense or acknowledged coverage) in an aggregate amount in excess of $5,000,000 shall have been rendered against Holdings or any of its Restricted Subsidiaries (other than a Foreign Restricted Subsidiary that is not a Significant Subsidiary) and such judgments shall remain undischarged, unpaid or unstayed in such aggregate amount for a period of 60 consecutive days after such judgment or judgments become final and non-appealable;

          (vi) certain events of bankruptcy affecting Holdings or any of its Significant Subsidiaries; or

          (vii) any of the Guarantees, if any, ceases to be in full force and effect or any of the Guarantees is declared to be null and void and unenforceable or any of the Guarantees is found to be invalid or any of the Guarantors denies its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the Indenture).

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     If an Event of Default (other than an Event of Default specified in clause
(vi) above with respect to Holdings) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the Accreted Value of and accrued and unpaid interest on all the Notes to be due and payable by notice in writing to Holdings and the Trustee specifying the respective Event of Default and that it is a "notice of acceleration" (the "Acceleration Notice"), and the same (i) shall become immediately due and payable or (ii) if there are any amounts outstanding under the Senior Secured Credit Facilities, shall become immediately due and payable upon the first to occur of an acceleration under the Senior Secured Credit Facilities or 5 business days after receipt by Holdings and the representative under the Senior Secured Credit Facilities of such Acceleration Notice. In the event of an acceleration because an Event of Default set forth in clause
(iv) above has occurred and is continuing, such acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (iv) shall be remedied or cured by Holdings or the relevant Restricted Subsidiary or waived by the holders of the relevant Indebtedness within 20 days after the date of the Acceleration Notice with respect thereto. If an Event of Default specified in clause (vi) above with respect to Holdings occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

     The Indenture provides that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the Holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences (i) if the rescission would not conflict with any judgment or decree, (ii) if all existing Events of Default have been cured or waived except nonpayment of Accreted Value or interest that has become due solely because of the acceleration, (iii) to the extent the payment of such interest is lawful, if interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid, (iv) if Holdings has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances and (v) in the event of the cure or waiver of an Event of Default of the type described in clause (vi) of the description above of Events of Default, the Trustee shall have received an officers' certificate and an opinion of counsel that such Event of Default has been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

     The Holders of a majority in principal amount of the Notes may waive any existing or past Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the Accreted Value of or interest on any Notes.

     Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

     Under the Indenture, Holdings is required to provide an officers' certificate to the Trustee promptly upon obtaining knowledge of any Default or Event of Default (provided that Holdings shall provide such certification at least annually whether or not it knows of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

NOTICE OF DEFAULT

     If a Default or an Event of Default occurs and is continuing and if it is known to an officer of the Trustee, the Trustee shall mail to each Holder notice of the uncured Default or Event of Default within 90 days after obtaining knowledge thereof. Except in the case of a Default or an Event of Default in payment of Accreted Value or principal of, or interest on, any Note, including an accelerated payment, a Default in payment on the Change of Control Payment Date pursuant to an offer to purchase the Notes upon a Change of Control or on the date of payment of an accepted Net Proceeds Offer and a Default in compliance with Article Five of the Indenture, the Trustee may withhold the notice if and so long as its Board of Directors, the executive committee of its Board of Directors or a committee of its directors and/or officers of the Trustee in good faith determine that withholding the notice is in the interest of the Holders.

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LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     Holdings may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that Holdings shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for (i) the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due from the trust referred to below, (ii) Holdings' obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments, (iii) the rights, powers, trust, duties and immunities of the Trustee and Holdings' obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, Holdings may, at its option and at any time, elect to have the obligations of Holdings released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "Events of Default" will no longer constitute Events of Default with respect to the Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance,
(i) Holdings must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be; (ii) in the case of Legal Defeasance, Holdings shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) Holdings has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, Holdings shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;
(iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default arising in connection with the substantially contemporaneous borrowing of funds to fund the deposit referenced in clause (i) above) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which Holdings or any of its Subsidiaries is a party or by which Holdings or any of its Subsidiaries is bound; (vi) Holdings shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by Holdings with the intent of preferring the Holders over any other creditors of Holdings or with the intent of defeating, hindering, delaying or defrauding any other creditors of Holdings or others; (vii) Holdings shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with; (viii) Holdings shall have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and (ix) certain other customary conditions precedent are satisfied. Notwithstanding the foregoing, the opinion of counsel required by clause (ii) above with respect to a Legal Defeasance need not be delivered if all Notes not theretofore delivered to the Trustee for cancellation
(x) have become due and payable or (y) will become due and payable on the maturity date within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of Holdings.

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SATISFACTION AND DISCHARGE

     The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (i) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by Holdings and thereafter repaid to Holdings or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable or, by their terms, are to become due and payable, or are to be called for redemption upon delivery of notice, within one year and Holdings has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay all principal of, premium, if any, and interest on the Notes to the date of maturity or redemption, as the case may be, together with irrevocable instructions from Holdings directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; (ii) Holdings has paid all other sums payable under the Indenture by Holdings; and (iii) Holdings has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

MODIFICATION OF THE INDENTURE

     From time to time, Holdings, the Guarantors and the Trustee, without the consent of the Holders, may amend, waive or otherwise modify provisions of the Indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies, so long as such change does not, in the opinion of the Trustee, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other amendments, waivers and other modifications of provisions of the Indenture may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no such amendment, waiver or other modification may: (i) reduce the principal amount at maturity of Notes whose Holders must consent to an amendment; (ii) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes; or change or have the effect of changing the definition of Accreted Value;
(iii) reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or repurchase, or reduce the redemption or repurchase price therefor;
(iv) make any Notes payable in money other than that stated in the Notes;
(v) make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such Holder's Note or Notes on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default; (vi) amend, change or modify in any material respect the obligation of Holdings (or any of the provisions or definitions with respect thereto) to (A) make and consummate a Change of Control Offer in the event of a Change of Control or (B) make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated; or (vii) release any Guarantor from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture.

GOVERNING LAW

     The Indenture provides that it, the Notes and the Guarantees, if any, will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

THE TRUSTEE

     The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

     The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of Holdings, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to

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engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

     "Accreted Value" means (i) as of any date on or prior to February 15, 2003, an amount per $1,000 principal amount at maturity of the Notes that is equal to the sum of (a) the original issue price of each Note and (b) the portion of the excess of the principal amount at maturity of each Note over such original issue price which shall have been amortized through such date, such amount to be so amortized on a daily basis and compounded semi-annually on each August 15 and February 15 at the rate of 11 3/8% per annum from the Issue Date through the date of determination computed on the basis of a 360-day year of twelve 30-day months and (ii) after February 15, 2003, principal amount of the Notes.

     "Acquired Indebtedness" means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of Holdings or at the time it merges or consolidates with Holdings or any of Holdings' Subsidiaries or assumed in connection with the acquisition of assets from such Person and in each case not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of Holdings or such acquisition, merger or consolidation.

     "Affiliate" means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative of the foregoing.

     "Asset Acquisition" means (a) an Investment by Holdings or any Restricted Subsidiary of Holdings in any other Person pursuant to which such Person shall become a Restricted Subsidiary of Holdings or any Restricted Subsidiary of Holdings, or shall be merged with or into Holdings or any Restricted Subsidiary of Holdings, or (b) the acquisition by Holdings or any Restricted Subsidiary of Holdings of the assets of any Person (other than a Restricted Subsidiary of Holdings) which constitute all or substantially all of the assets of such Person or comprise any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

     "Asset Sale" means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business or sales of equipment pursuant to purchase options entered into by Holdings or a Restricted Subsidiary of Holdings in the ordinary course of business), assignment or other transfer for value by Holdings or any of its Restricted Subsidiaries (excluding any Lien granted in accordance with the "Limitation on Liens" covenant, but including any Sale and Leaseback Transaction) to any Person other than Holdings or a Wholly Owned Restricted Subsidiary of Holdings of (a) any Capital Stock of any Restricted Subsidiary of Holdings; or (b) any other property or assets of Holdings or any Restricted Subsidiary of Holdings other than in the ordinary course of business; provided, however, that Asset Sales shall not include (i) a transaction or series of related transactions for which Holdings or its Restricted Subsidiaries receive aggregate consideration of less than $750,000, (ii) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of Holdings as permitted under "Merger, Consolidation and Sale of Assets" and (iii) a Restricted Payment permitted under the "Limitation on Restricted Payments" covenant.

     "Board of Directors" means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

     "Board Resolution" means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

     "Capitalized Lease Obligation" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

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     "Capital Stock" means (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person and (ii) with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person.

     "Cash Equivalents" means (i) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;
(ii) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's Ratings Services, a division of McGraw Hill, Inc. ("S&P") or Moody's Investors Service, Inc. ("Moody's");
(iii) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's; (iv) certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250,000,000; (v) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) above entered into with any bank meeting the qualifications specified in clause
(iv) above; (vi) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (i) through
(v) above; and (vii) investments made by Foreign Restricted Subsidiaries in local currencies in instruments issued by or with entities of such jurisdiction having correlative attributes to the foregoing.

     "Change of Control" means the occurrence of one or more of the following events: (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions, but other than by the granting of a Lien in accordance with the Indenture or by way of consolidation or merger in accordance with the Indenture) of all or substantially all of the assets of Holdings and its Subsidiaries, taken as a whole, to any Person or "group" (as defined in Section 13(d)(3) of the Exchange Act) (whether or not otherwise in compliance with the provisions of the Indenture) other than to the Permitted Holders;
(ii) the approval by the holders of Capital Stock of Holdings of any plan or proposal for the liquidation or dissolution of Holdings (whether or not otherwise in compliance with the provisions of the Indenture); (iii) (A) prior to the initial public offering of Common Stock of Holdings, the Permitted Holders shall own, directly or indirectly, less than 50% of the aggregate voting power of the Capital Stock of Holdings or (B) after the initial public offering of Common Stock of Holdings, (1) the Permitted Holders shall own, directly or indirectly, less than 20% of the aggregate voting power of the Capital Stock of Holdings or (2) any Person or "group" within the meaning of Section 13(d) of the Exchange Act (other than the Permitted Holders) shall become the "beneficial owner" as defined in Rule 13d-3 under the Exchange Act, of shares representing more than the aggregate voting power represented by the Capital Stock of Holdings owned directly or indirectly, by the Permitted Holders; or (iv) the replacement of a majority of the Board of Directors of Holdings over a two-year period from the directors who constituted the Board of Directors of Holdings, at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board of Directors of Holdings then still in office who either were members of such Board of Directors at the beginning of such period or whose election as a member of such Board of Directors was previously so approved.

     "Common Stock" of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person's common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

     "Consolidated EBITDA" means, with respect to any Person, for any period, the sum (without duplication) of (i) Consolidated Net Income and (ii) to the extent Consolidated Net Income has been reduced thereby, (A) all income taxes of such Person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary or nonrecurring gains or losses or taxes attributable to sales or dispositions outside the ordinary course of business), (B) Consolidated Interest Expense,
(C) Consolidated Non-cash Charges less any non-cash items increasing Consolidated Net Income for such period, all as determined on a consolidated basis for such Person and its Restricted Subsidiaries in accordance with

                                       69
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GAAP, (D) any fee to CHP under the Management Agreement paid or accrued,
(E) any expense of Holdings or its Restricted Subsidiaries incurred in connection with the overhaul of equipment that can be reclassified as a capital expenditure in accordance with GAAP and (F) any write-off or amortization of fees and expenses incurred in connection with the financing for the Acquisition.

     "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four full fiscal quarters (the "Four Quarter Period") ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the "Transaction Date") to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect on a pro forma basis for the period of such calculation to (i) the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period and (ii) any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA (including any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Securities Act) attributable to the assets which are the subject of the Asset Acquisition or Asset Sale during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period. Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio," (1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; and
(2) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

     "Consolidated Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of (i) Consolidated Interest Expense, plus
(ii) the product of (x) the amount of all dividend payments on any series of Preferred Stock of such Person (other than dividends paid in Qualified Capital Stock) paid, accrued or scheduled to be paid or accrued during such period times
(y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of such Person, expressed as a decimal.

     "Consolidated Interest Expense" means, with respect to any Person for any period, the sum of, without duplication: (i) the aggregate of the interest expense of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including without limitation, (a) any amortization of debt discount and amortization or write-off of deferred financing costs, (b) the net costs under Interest Swap Obligations,
(c) all capitalized interest and (d) the interest portion of any deferred payment obligation; (ii) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP; and (iii) after February 15, 2003, interest on the Notes, excluding, however, (1) any amount of such interest expense of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Consolidated Net Income pursuant to clause
(d) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Consolidated Net Income pursuant to clause (d) of the definition thereof); (2) any non-cash amortization or write-off of fees and expenses incurred in connection with financing arrangements for the Acquisition and (3) non-cash interest accruing on the Notes on or before February 15, 2003.

     "Consolidated Net Income" means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom (without duplication)
(a) after-tax gains or losses from Asset Sales, (b) after-tax items classified as extraordinary or nonrecurring gains or losses, (c) the net income or loss of any Person acquired in a "pooling of interests" transaction accrued prior to the date it becomes a Restricted Subsidiary of the referent Person or is merged or consolidated with the referent Person or any Restricted Subsidiary of the referent Person, (d) the net income (but not loss) of any Restricted Subsidiary of the referent Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise (except for restrictions created under documentation relating to the Company), except for any dividends or distributions actually paid by such Restricted Subsidiary to the referent Person, (e) the net income but not loss of any Person, other than a Restricted Subsidiary of the referent Person, except to the extent of cash dividends or distributions paid to the referent Person or to a Wholly Owned Restricted Subsidiary of the referent Person by such Person and (f) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued).

     "Consolidated Net Worth" of any Person means the consolidated stockholders' equity of such Person, determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Capital Stock of such Person.

     "Consolidated Non-cash Charges" means, with respect to any Person, for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges which require an accrual of or a reserve for cash charges for any future period and including any non-cash interest accruing on the Notes on or before February 15,
2003).

     "Consolidated Total Assets" of any Person means such Person's total consolidated assets calculated in accordance with GAAP.

     "Credit Agreement" means the Credit Agreement dated as of February 20, 1998, among Holdings, the Company and the lenders party thereto in their capacities as lenders thereunder and Bankers Trust Company, as agent, and any Foreign Credit Facility together with the documents related thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder or adding Restricted Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

     "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect Holdings or any of its Restricted Subsidiaries of against fluctuations in currency values.

     "Default" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

     "Disqualified Capital Stock" means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof on or prior to the final maturity date of the Notes, provided that any Capital Stock that would not constitute Disqualified Capital Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the stated maturity of the Notes shall not constitute Disqualified Capital Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in "Limitation on Asset Sales" and "Change of Control" covenants and such Capital Stock specifically provides that such Person will not

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
repurchase or redeem any such stock pursuant to such provision prior to Holdings' repurchase of such Notes as are required to be repurchased pursuant to such covenants.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

     "fair market value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of Holdings or the Company acting in good faith and shall be evidenced by a Board Resolution of the Board of Directors of Holdings or the Company delivered to the Trustee.

     "Foreign Credit Facility" means any credit facility of a Foreign Restricted Subsidiary.

     "Foreign Restricted Subsidiary" means any Restricted Subsidiary of Holdings
(i) whose jurisdiction of incorporation is other than the United States of America, any state thereof, the District of Columbia or any possession thereof and (ii) which derives substantially all of its income from jurisdictions other than the United States of America.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which were in effect as of the Issue Date, provided, however, that all reports and other financial information provided by Holdings to the Holders or the Trustee shall be prepared in accordance with GAAP as in effect on the date of such report or other financial information.

     "Guarantor" means each of Holdings' Restricted Subsidiaries that in the future executes a supplemental indenture in which such Restricted Subsidiary agrees to be bound by the terms of the Indenture as a Guarantor; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of the Indenture.

     "Indebtedness" means with respect to any Person, without duplication,
(i) all Obligations of such Person for borrowed money, (ii) all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments,
(iii) all Capitalized Lease Obligations of such Person, (iv) all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 120 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted), (v) all Obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (vi) guarantees and other contingent obligations in respect of Indebtedness of other Persons of the type referred to in clauses
(i) through (v) above and clause (viii) below to the extent such Indebtedness is so guaranteed, (vii) all Obligations of any other Person of the type referred to in clauses (i) through (vi) above which are secured by any lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such property or asset and the amount of the Obligation so secured, (viii) all Obligations of such Person under currency agreements and interest swap agreements of such Person and (ix) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any. For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided that (A) the amount outstanding at any time of any Indebtedness issued with original issue discount is the original issue price of such indebtedness and (B) "Indebtedness" shall not include any money borrowed and set aside, at the time of the incurrence of related Indebtedness, to fund cash interest payments on such related Indebtedness.

     "Interest Swap Obligations" means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

     "Investment" means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any Person. "Investment" shall exclude (i) extensions of trade credit by Holdings and its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of Holdings or such Restricted Subsidiary, as the case may be, and (ii) the acquisition of Capital Stock, securities or other properties or assets by Holdings or any of its Restricted Subsidiaries for, and to the extent, consideration consisting of Capital Stock of Holdings. For the purposes of the "Limitation on Restricted Payments" covenant, (i) "Investment" shall (A) include and be valued at the fair market value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and (B) exclude the fair market value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary and
(ii) the amount of any Investment shall be the original cost of such Investment plus the cost of all additional Investments by Holdings or any of its Restricted Subsidiaries, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment, reduced by the payment of dividends or distributions in connection with such Investment or any other amounts received in respect of such Investment; provided that no such payment of dividends or distributions or receipt of any such other amounts shall reduce the amount of any Investment if such payment of dividends or distributions or receipt of any such amounts would be included in Consolidated Net Income. If Holdings or any Restricted Subsidiary of Holdings sells or otherwise disposes of any Common Stock of any direct or indirect Restricted Subsidiary of the Holdings such that, after giving effect to any such sale or disposition, Holdings no longer owns, directly or indirectly, greater than 50% of the Common Stock of such Restricted Subsidiary, Holdings shall be deemed to have made an investment on the date of such sale equal to the fair market value of the Common Stock of such Restricted Subsidiary not sold or disposed of.

     "Issue Date" means the date of original issuance of the Notes.

     "Lien" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

     "Management Agreement" means the Management Agreement by and among CHP, Holdings and their respective affiliates, as in effect on the Issue Date.

     "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by Holdings or any of its Restricted Subsidiaries from such Asset Sale net of
(a) reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales or brokerage commissions), (b) net taxes paid or payable as a result of such Asset Sale, (c) repayment of Indebtedness that is required to be repaid in connection with such Asset Sale, (d) amounts required to be paid to any Person (other than Holdings or any of its Restricted Subsidiaries) owning a beneficial interest in the assets which are subject to such Asset Sale and
(e) appropriate amounts to be provided by Holdings or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by Holdings or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

     "Obligations" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

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
     "Permitted Holder(s)" means (i) CHP, Castle Harlan, Inc. and employees, management and directors of, and Persons owning accounts managed by, any of the foregoing and their respective Affiliates, including, without limitation, Holdings and its Subsidiaries and (ii) institutional investors who acquired Common Stock of Holdings on or within 30 days of the Issue Date.

     "Permitted Indebtedness" means, without duplication, each of the following:

          (i) Indebtedness under the Notes, the Indenture and the Guarantees, if any;

          (ii) Indebtedness incurred pursuant to the Credit Agreement in an aggregate principal amount at any time outstanding not to exceed
     (A) $75 million with respect to the Indebtedness under the Term Loan Facility, less the amount of all mandatory principal payments actually made by the Company in respect of the Term Loan Facility (excluding any such payments to the extent refinanced at the time of payment under a replacement Credit Agreement) and (B) $85 million in the aggregate with respect to Indebtedness under (1) the Revolving Credit Loans, reduced by any required permanent repayments (which are accompanied by a corresponding permanent commitment reduction) thereunder and (2) any Foreign Credit Facility, reduced by any required permanent repayments thereof as a result of any asset sales, but not to exceed $25 million outstanding at any one time;

          (iii) other Indebtedness of Holdings and its Restricted Subsidiaries outstanding on the Issue Date reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions thereon (including the Purchase Price Adjustment Agreement pursuant to the Stock Purchase Agreement);

          (iv) Interest Swap Obligations of Holdings covering Indebtedness of Holdings or any of its Restricted Subsidiaries and Interest Swap Obligations of any Restricted Subsidiary of Holdings covering Indebtedness of such Restricted Subsidiary and its Restricted Subsidiaries; provided, however, that such Interest Swap Obligations are entered into to protect Holdings and its Restricted Subsidiaries from fluctuations in interest rates on Indebtedness incurred in accordance with the Indenture to the extent the notional principal amount of such Interest Swap Obligation does not exceed the principal amount of the Indebtedness to which such Interest Swap Obligation relates;

          (v) Indebtedness under Currency Agreements; provided that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of Holdings and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

          (vi) Indebtedness of a Restricted Subsidiary of Holdings to Holdings or to a Restricted Subsidiary of Holdings for so long as such Indebtedness is held by Holdings or a Restricted Subsidiary of Holdings, in each case subject to no Lien held by a Person other than Holdings or a Restricted Subsidiary of Holdings; provided that if as of any date any Person other than Holdings or a Restricted Subsidiary of Holdings owns or holds any such Indebtedness or holds a Lien, other than pursuant to the Credit Agreement, in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the issuer of such Indebtedness;

          (vii) Indebtedness of Holdings to a Restricted Subsidiary of Holdings for so long as such Indebtedness is held by a Restricted Subsidiary of Holdings, in each case subject to no Lien, other than pursuant to the Credit Agreement; provided that (a) any Indebtedness of Holdings to any Restricted Subsidiary of Holdings is unsecured and subordinated, pursuant to a written agreement, to Holdings obligations under the Indenture and the Notes and (b) if as of any date any Person other than a Restricted Subsidiary of Holdings owns or holds any such Indebtedness or any Person, other than pursuant to the Credit Agreement, holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by Holdings;

          (viii) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within three business days of incurrence;

          (ix) Indebtedness of Holdings or any of its Restricted Subsidiaries represented by letters of credit for the account of Holdings or such Restricted Subsidiary, as the case may be, in order to provide security for

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
     workers' compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

          (x) Indebtedness represented by Capitalized Lease Obligations and Purchase Money Indebtedness of Holdings and its Restricted Subsidiaries incurred in the ordinary course of business not to exceed $10 million at any one time outstanding;

          (xi) Indebtedness (A) in respect of performance, surety or appeal bonds or letters of credit provided in the ordinary course of business, or
     (B) arising, from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from guarantees or letters of credit, surety bonds or performance bonds securing any such obligations of Holdings or any of its Restricted Subsidiaries, in any case incurred in connection with the disposition of any business, assets or Restricted Subsidiary of Holdings (excluding herefrom any guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary of Holdings for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by Holdings or any of its Restricted Subsidiaries in connection with such disposition;

          (xii) Indebtedness of Holdings or any of its Restricted Subsidiaries, to the extent the net proceeds thereof are substantially contemporaneously
     (A) used to purchase Notes or Company Notes tendered in a Change of Control Offer or (B) deposited to defease the Notes as described above under "Legal Defeasance and Covenant Defeasance" or the Company Notes in accordance with the Company Indenture;

          (xiii) guarantees of Indebtedness of Holdings or any of its Restricted Subsidiaries by any Restricted Subsidiary provided the guarantee of such Indebtedness is permitted by and made in accordance with the "Limitation on Guarantees by Restricted Subsidiaries" covenant; and guarantees of Indebtedness of any Restricted Subsidiary of Holdings by Holdings provided that such Indebtedness is permitted by the "Limitation of Indebtedness" covenant;

          (xiv) Refinancing Indebtedness;

          (xv) additional Indebtedness of Holdings and its Restricted Subsidiaries in an aggregate principal amount not to exceed $10 million at any one time outstanding; and

          (xvi) Indebtedness under the Company Indenture, the Company Notes and the Company Guaranties, if any.

     "Permitted Investments" means (i) Investments by Holdings or any Restricted Subsidiary of Holdings in any Person that is or will become immediately after such Investment a Restricted Subsidiary of Holdings or that will merge or consolidate into Holdings or a Restricted Subsidiary of Holdings;
(ii) Investments in Holdings by any Restricted Subsidiary of Holdings; provided that any Indebtedness evidencing such Investment in Holdings is unsecured and subordinated, pursuant to a written agreement, to the Company's obligations under the Notes and the Indenture; (iii) investments in cash and Cash Equivalents; (iv) loans and advances to employees and officers of Holdings and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of $500,000 at any one time outstanding;
(v) Currency Agreements and Interest Swap Obligations entered into in the ordinary course of Holdings' or its Restricted Subsidiaries' businesses and otherwise in compliance with the Indenture; (vi) Investments in Unrestricted Subsidiaries and joint ventures not to exceed $5.0 million at any one time outstanding; (vii) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers;
(viii) Investments made by Holdings or its Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the "Limitation on Asset Sales" covenant; (ix) other Investments not to exceed $5.0 million at any one time outstanding and (x) Investments existing on the Issue Date.

     "Permitted Liens" means the following types of Liens:

          (i) Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) being contested in good faith by appropriate proceedings and as to which Holdings or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

          (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

          (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

          (iv) Liens arising by reason of any judgment, decree or order of any court but not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

          (v) easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of Holdings or any of its Restricted Subsidiaries;

          (vi) Liens representing the interest or title of a lessor under any Capitalized Lease Obligation; provided that such Liens do not extend to any property or assets which is not leased property subject to such Capitalized Lease Obligation;

          (vii) Liens upon specific items of inventory or other goods and proceeds of Holdings or any of its Restricted Subsidiaries securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

          (viii) Liens securing reimbursement obligations with respect to letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

          (ix) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of Holdings or any of its Restricted Subsidiaries, including rights of offset and set-off;

          (x) Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

          (xi) Liens securing Capitalized Lease Obligations and Purchase Money Indebtedness permitted pursuant to the "Limitation on Indebtedness" covenant; provided, however, that in the case of Purchase Money Indebtedness (A) the Indebtedness shall not exceed the cost of such property or assets and shall not be secured by any property or assets of Holdings or any Restricted Subsidiary of Holdings other than the property and assets so acquired or constructed and (B) the Lien securing such Indebtedness shall be created within 180 days of such acquisition or construction or, in the case of a refinancing of any Purchase Money Indebtedness, within 180 days of such refinancing;

          (xii) Liens securing Indebtedness under Currency Agreements; and

          (xiii) Liens securing Acquired Indebtedness incurred in accordance with the "Limitation on Incurrence of Additional Indebtedness" covenant; provided that (A) such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by Holdings or a Restricted Subsidiary of Holdings and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by Holdings or a Restricted Subsidiary of Holdings and (B) such Liens do not extend to or cover any property or assets of Holdings or of any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of Holdings or a Restricted Subsidiary of Holdings.

     "Person" means an individual, partnership, corporation, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

     "Preferred Stock" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

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
     "Purchase Money Indebtedness" means Indebtedness of Holdings and its Restricted Subsidiaries incurred in the normal course of business for the purpose of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of property or equipment.

     "Qualified Capital Stock" means any Capital Stock that is not Disqualified Capital Stock.

     "Refinance" means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. "Refinanced" and "Refinancing" shall have correlative meanings.

     "Refinancing Indebtedness" means any Refinancing by Holdings or any Restricted Subsidiary of Holdings of Indebtedness incurred in accordance with the "Limitation on Incurrence of Additional Indebtedness" covenant (other than pursuant to clause (ii), (iv), (v), (vi), (vii), (viii), (ix), (x), (xi), (xii),
(xiii) or (xv) of the definition of Permitted Indebtedness), in each case (other than Refinancing Indebtedness incurred to Refinance all of the Notes) that does not (1) result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus accrued interest and plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable fees, expenses and other amounts payable by Holdings or any of its Restricted Subsidiaries in connection with such Refinancing) or (2) create Indebtedness with (A) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced or (B) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided that (x) if such Indebtedness being Refinanced is Indebtedness solely of Holdings (other than Refinancing Indebtedness incurred to Refinance all of the Notes), then such Refinancing Indebtedness shall be Indebtedness solely of Holdings and (y) if such Indebtedness being Refinanced is subordinate or junior to the Notes, then such Refinancing Indebtedness shall be subordinate to the Notes at least to the same extent and in the same manner as the Indebtedness being Refinanced.

     "Restricted Subsidiary" of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

     "Revolving Credit Loans" means one or more revolving credit facilities under the Credit Agreement.

     "Sale and Leaseback Transaction" means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to Holdings or a Restricted Subsidiary of Holdings of any property, whether owned by Holdings or any Restricted Subsidiary of Holdings at the Issue Date or later acquired, which has been or is to be sold or transferred by Holdings or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such Property.

     "Significant Subsidiary", with respect to any Person, means any Restricted Subsidiary of such Person that satisfies the criteria for a "significant subsidiary" set forth in Rule 1.02(w) of Regulation S-X under the Securities Act.

     "Subsidiary", with respect to any Person, means (i) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person or (ii) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

     "Tax Sharing Agreement" means the tax sharing agreement between the Company and Holdings as in effect on the date hereof, and as thereafter modified in any way not adverse to the Company or the Holders.

     "Term Loan Credit Facility" means one or more term loan facilities under the Credit Agreement.

     "Unrestricted Subsidiary" of any Person means (i) any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of such Person may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, Holdings or any other Subsidiary of Holdings that is not a Subsidiary of the Subsidiary to be so designated; provided that (x) Holdings certifies to the Trustee that such designation complies with the "Limitation on Restricted Payments" covenant and (y) each Subsidiary to be so designated and each of

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
its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of Holdings or any of its Restricted Subsidiaries. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if (x) immediately after giving effect to such designation, Holdings is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant and (y) immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing provisions.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

     "Wholly Owned Restricted Subsidiary" of any Person means any Restricted Subsidiary of such Person of which all the outstanding voting securities (other than directors' qualifying shares or an immaterial amount of shares required to be owned by other Persons, in each case pursuant to applicable law) are owned by such Person or any Wholly Owned Restricted Subsidiary of such Person.

                        DESCRIPTION OF THE COMPANY NOTES

     Universal Compression, Inc. issued $242,500,000 of 9 7/8% Senior Discount Notes due February 15, 2008 yielding gross proceeds of $149,962,000 ("Company Notes") in a private placement. The proceeds from the Company Notes were used by the Company to finance a portion of the Purchase Price. See "Use of Proceeds."

     The Company Notes were offered by the Company at a substantial discount from their principal amount. Commencing February 15, 2003, interest will accrue until maturity on the Company Notes at the rate of 9 7/8% per annum and will be payable semi-annually on August 15 and February 15, commencing August 15, 2003. The Company Notes will be redeemable, in whole or in part, at the option of the Company on or at any time prior to February 15, 2003. The Company may, at its option, redeem up to 35% of the aggregate principal amount of the Company Notes originally issued with the net cash proceeds of one or more Public Equity Offerings at a redemption price equal to 109.875% of the Accreted Value of the Company Notes to be redeemed plus accrued and unpaid interest, if any, to the date of redemption.

     In the event of a Change of Control each holder of the Company Notes will have the right to require the Company to repurchase such holder's Company Notes at a price equal to 101% of the Accreted Value thereof, plus accrued and unpaid interest, if any, to the date of purchase. In addition, the Company will be obligated to offer to repurchase the Company Notes at 100% of the Accreted Value thereof, plus accrued and unpaid interest, if any, to the date of purchase in the event of certain Asset Sales.

     The Company Notes are general unsecured obligations of the Company and will be pari passu in right of payment to existing and future senior indebtedness of the Company.

     The Company Indenture contains certain covenants, substantially similar to those in the Notes, that limit the ability of the Company and its subsidiaries to, among other things, incur additional indebtedness, pay dividends or make investments and certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, incur liens, impose restrictions on the ability of a subsidiary to pay dividends or make certain payments to the Company and its subsidiaries, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company. In addition, under certain circumstances, the Company will be required to offer to purchase the Company Notes, in whole or in part, at a purchase price equal to 100% of the Accreted Value thereof plus accrued and unpaid interest, if any, to the date of repurchase, with the proceeds of certain Asset Sales. All of such covenants are subject to significant qualifications and exceptions.

                    DESCRIPTION OF CAPITAL STOCK OF HOLDINGS

     Holdings' Certificate of Incorporation, as amended, provides that Holdings is authorized to issue 5,000,000 shares of preferred stock, par value $.01 per share and 1,000,000 shares of Common Stock, of which 994,000 shares are designated as voting Common Stock, par value $.01 per share, and 6,000 shares are designated as non-voting Common Stock, par value $.01 per share (the "Non-Voting Common Stock").

SERIES A PREFERRED STOCK

     Dividends. No dividends are payable or shall accrue or be payable on the Series A Preferred Stock other than as described below.

     Redemption and Liquidation. The Series A Preferred Stock is redeemable at any time as a whole or in part at the option of Holdings for cash in the amount of $50 per share (the "Stated Value"). If within ninety (90) days of a liquidation, dissolution or winding up of Holdings or a merger or consolidation of Holdings or a sale of substantially all of the assets of Holdings, in each case as would constitute a "Change of Control" under the Indenture, Holdings has not redeemed the Series A Preferred Stock, each share of Series A Preferred Stock shall bear dividends at the rate of 12.0% per annum of the Stated Value thereof effective from the date of such Change in Control. Such dividends on the Series A Preferred Stock shall accrue from day-to-day whether or not earned or declared and shall be cumulative from the date on which such shares have been redeemed as provided therein, and shall be due and payable quarterly, in arrears.

     Restriction on Payment of Other Dividends. So long as any share of Series A Preferred Stock shall be issued and outstanding, Holdings shall not declare, pay or set aside for payment, any dividends on, or make any other distributions with respect to, any shares of Common Stock or other shares of capital stock of Holdings ranking junior to the Series A Preferred Stock as to dividend rights or rights upon liquidation, dissolution or winding up.

     Voting. In addition to any voting rights required by law, each share of the Series A Preferred Stock shall entitle each holder to one vote on all matters presented to the holders of the Common Stock generally, with the votes of the holders of the Common Stock and the Series A Preferred Stock to be treated together as a single class. Notwithstanding the foregoing, unless the consent or approval of a greater number of shares shall then be required by law, the affirmative vote of the holders of at least a majority of the outstanding shares of Series A Preferred Stock, separately as a single class, shall be necessary to
(i) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of Holdings, and (ii) effect the consolidation or merger of Holdings or sale of all or substantially all of its assets, in each case so as to affect adversely any of the preferences, rights, powers or privileges of the Series A Preferred Stock or the holders thereof.

COMMON STOCK

     The holders of the Common Stock (other than the Non-Voting Common Stock) are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election of directors, and shall vote together as a class with the holders of the Series A Preferred.

     Dividends may be paid on the Common Stock, when and as declared by the Board of Directors out of funds legally available therefor. The Company does not expect to pay dividends on the Common Stock in the foreseeable future.

     Each holder of shares of Non-Voting Common Stock has the right to convert such shares into voting Common Stock in the event that shares of voting Common Stock are listed on a national securities exchange or quoted on NASDAQ.

                       DESCRIPTION OF OTHER INDEBTEDNESS

     In connection with the Acquisition, the Company entered into a Credit Agreement (the "Credit Agreement") with Bankers Trust Company, as agent (the "Agent"), and other lending institutions party thereto (the "Banks"), which agreement provides for senior secured credit facilities (the "Senior Secured Credit Facilities") in the aggregate amount of up to $160,000,000. The following is a summary of the material terms and conditions of the Senior Secured Credit Facilities and is subject to the detailed provisions of the Credit

Agreement and various related documents entered into in connection with the Senior Secured Credit Facilities. Terms not otherwise defined herein shall have the meanings set forth in the Credit Agreement.

     General. The Senior Secured Credit Facilities consist of (i) a $75,000,000 senior term loan facility (the "Term Loan Credit Facility") and (ii) a revolving credit facility (the "Revolving Credit Facility") in the amount of $85,000,000 which includes a sublimit for letters of credit.

     Loans under the Term Loan Credit Facility ("Term Loans") and $35,000,000 of loans under the Revolving Credit Facility ("Revolving Credit Loans", and together with the Term Loans, the "Loans") were borrowed to finance in part the Acquisition. Additional Revolving Loans will be made available for the Company's and its subsidiaries' working capital and general corporate purposes, including to make certain permitted acquisitions.

     Interest Rates and Fees. Loans under the Senior Secured Credit Facilities may be maintained from time to time, at the Company's option, as (i) Base Rate Loans which bear interest at the Base Rate plus the Applicable Margin or
(ii) Eurodollar Loans which bear interest at the Eurodollar Rate (adjusted for maximum reserves) as determined by the Agent for the applicable interest period plus the Applicable Margin.

     Eurodollar Loans may have one, two, three or six month interest periods. Interest in Eurodollar Loans will be payable in arrears at the end of the applicable interest period and every three months where the applicable period exceeds three months. Interest on Base Rate Loans will be payable in arrears on the last business day of each quarter. Overdue amounts shall bear interest at a rate per annum equal to the rate which is 2% in excess of the rate otherwise applicable to Base Rate Loans.

     The Company will pay a commitment fee calculated at a rate of 0.5% per annum of the unutilized commitments of each lender under the Revolving Credit Facility. This fee will accrue from the date of the closing of the Acquisition to and including the date of termination of the Revolving Credit Facility, and will be payable in arrears.

     The Company will pay a letter of credit fee equal to the Applicable Margin for Revolving Loans maintained as Eurodollar Loans, and a facing fee of 1/4% of 1% per annum, in each case calculated on the aggregate stated amount of each letter of credit for its stated duration. Such fees will be payable in arrears at the end of each quarter. In addition, the Company will pay customary administration charges in connection with the issuance and amendment of, and draws under, Letters of Credit.

     Amortizations; Prepayments. The Revolving Credit Facility is scheduled to mature on the fifth anniversary of the date of closing of the Acquisition. The Term Loans are scheduled to mature seven years after the date of the closing of the Acquisition and will be subject to quarterly amortizations as follows:

                                                                QUARTER          ANNUAL
                          YEAR                                  AMOUNT           AMOUNT
---------------------------------------------------------     -----------      -----------
1........................................................     $   187,500      $   750,000
2........................................................     $   187,500      $   750,000
3........................................................     $   187,500      $   750,000
4........................................................     $   187,500      $   750,000
5........................................................     $   187,500      $   750,000
6........................................................     $ 6,562,500      $26,250,000
7........................................................     $11,250,000      $45,000,000

     Voluntary prepayments may be made in whole or in part without premium or penalty (other than the payment of breakage costs for Eurodollar Loans prepaid on a day other than the last day of an interest period). The Company will be required to make a mandatory repayment of Loans from (i) 100% of the net proceeds from asset dispositions, (ii) 100% of the net proceeds of issuances of indebtedness, (iii) 100% of the net proceeds from insurance recovery and condemnation events, (iv) 50% of the net proceeds from equity issuances and capital contributions and (v) 50% of annual excess cash flow (to be calculated net of capital expenditures), in each case with customary exceptions to be agreed upon. Upon a change of control of Holdings or the Company, the Company would be required to repay in full all outstanding Loans and all commitments under the Revolving Credit Facility would terminate. In addition, outstanding Revolving Loans under the Revolving Credit Facility shall be required to be prepaid if at any time the aggregate principal amount thereof exceeds the total Revolving Credit Facility commitments, with such prepayment to be in an amount equal to such excess.

     Guaranties. Holdings ("Guarantor") has unconditionally guaranteed all amounts owing under the Senior Secured Credit Facilities (the "Guaranties").

     Security. The Senior Secured Credit Facilities (and all obligations under the Guaranties) are secured by (i) a first priority perfected pledge of (x) all notes owned by the Company and the Guarantor and (y) all capital stock owned by the Company and the Guarantor and two-thirds of the outstanding capital stock of the foreign subsidiaries of the Company and (ii) a first priority perfected security interest in all other assets (including receivables, contracts, contract rights, securities, inventory, equipment, real estate, copyrights, patents and trademarks but excluding assets located outside the United States) owned by the Company and the Guarantor with such exceptions as Agent has approved (it being understood that, after the final maturity of the Revolving Credit Facility, the Company and the Guarantor shall be allowed to grant a first priority perfected lien on all inventory and receivables owned by them to any lender providing a replacement working capital facility).

     Events of Default. The Senior Secured Credit Facilities contain customary events of default, including the non-payment of principal or interest when due under the notes issued in connection with the Senior Secured Credit Facilities or, subject to applicable grace periods in certain circumstances, upon the non-fulfillment of customary covenants applicable to this type of transaction, certain changes in control of the ownership of Holdings or the Company, cross-defaults to certain other indebtedness, certain events of bankruptcy or insolvency, ERISA, judgment defaults and failure of any security agreement or guarantee supporting the Senior Secured Credit Facilities to be in full force and effect. If any such event of default occurs, the Agent will be entitled, on behalf of the Banks, to take all actions permitted to be taken by a secured creditor under the Uniform Commercial Code and to accelerate the amounts due under the Senior Secured Credit Facilities and may require all such amounts outstanding thereunder to be immediately paid in full.

     Definitions.

     "Applicable Margin" means a percentage per annum equal to (i) in the case of Term Loans that are maintained (x) as Base Rate Loans, 1.50%, and (y) as Eurodollar Loans, 2.50% and (ii) in the case of Revolving Loans that are maintained (x) as Base Rate Loans, 1.25%, and (y) as Eurodollar Loans, 2.25%. So long as no default or event of default exists under the Senior Secured Credit Facilities, the Applicable Margin for Term Loans and Revolving Loans shall be subject to quarterly reductions based on one or more financial tests to be determined; provided however, that the Applicable Margin for Term Loans and Revolving Loans shall not be subject to any such adjustment during the six months immediately after the date of the Closing of the Senior Secured Credit Facilities.

     "Base Rate" means the higher of (i) the rate that Bankers Trust Company announces from time to time as its prime lending rate, as in effect from time to time, and (ii) one-half ( 1/2) of 1% in excess of the overnight federal funds rate.

     In addition, the Company, a wholly owned subsidiary of Holdings, has outstanding indebtedness comprised of the Company Notes. See "Description of Company Notes."

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     THE SUMMARY OF MATERIAL FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE PURCHASERS OF THE EXCHANGE NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF THE EXCHANGE NOTES.

     The following discussion summarizes all material United States federal income tax consequences to beneficial owners arising from the purchase, ownership and disposition of the Exchange Notes which constitutes the opinion of Schulte Roth & Zabel LLP, special counsel to Holdings. The discussion is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), currently applicable Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof. Such authorities may be repealed, revoked or modified so as to result in federal income tax consequences different from those discussed below, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service ("IRS") will not take a contrary view, and no ruling from the IRS has been or will be sought. The following discussion is intended as a descriptive summary only and is not intended as tax advice for any particular investor. It is not a complete analysis and does not address tax consequences of holding the Exchange Notes which may be relevant to investors in special tax situations, such as insurance companies, banks, investors subject to the alternative minimum tax, tax-exempt organizations, dealers in securities or other investors holding the Exchange Notes as other than capital assets, investors holding the Exchange Notes as a hedge or as part of a hedging, straddle or conversion transaction, Non-U.S. Holders (as defined below) that own (directly, indirectly or by attribution) 10% or more of the outstanding stock of Holdings or holders whose "functional currency" (as defined in Code Section 985) is not the U.S. dollar. Finally, the discussion does not address the effect of any United States state or local tax law or foreign tax law on the Exchange Notes.

U.S. HOLDERS

     For purposes of this summary, the term "U.S. Holder" means a beneficial owner of an Exchange Note that is (a) an individual who is a United States citizen or resident, (b) a corporation, partnership or other entity created or organized under the laws of the United States or any political subdivision thereof, (c) an estate the income of which is subject to federal income tax regardless of source, or (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons that have the authority to control all substantial decisions of the trust. The term "Non-U.S. Holder" means a beneficial owner of an Exchange Note that is not a U.S. Holder.

     Exchange Notes. The exchange of the Original Notes for Exchange Notes will not be a taxable event to holders of the Notes. Accordingly, holders will not recognize any taxable gain or loss or any income as a result of such an exchange. Because the Exchange Notes will be treated as a continuation of the Original Notes for tax purposes, the remainder of this description refers generally to "Notes."

     Original Issue Discount

     General. A debt obligation that has an issue price that is less than its stated redemption price at maturity ("SRPM") by more than a de minimis amount will be treated as issued with original issue document ("OID") for federal income tax purposes. As explained below, the issue price of the Notes was substantially less than their SRPM, so the Notes will be issued with OID.

     Generally, the issue price of a Note was the first price at which a substantial amount of the Notes were sold to the public (ignoring sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). The SRPM of a Note is the sum of all payments provided by the Note that are not payments of "qualified stated interest". "Qualified stated interest" generally means stated interest that is unconditionally payable in cash or property other than debt instruments of the Company at least annually at a single fixed rate (or at certain qualifying variable rates) applied to the outstanding principal amount of the Note. The Notes were issued at a discount from their stated principal amount. In addition, stated interest on the Notes is not payable until August 15, 2003. As a result, the stated interest on the Notes is not "qualified stated interest" and all payments of stated interest will be included in the SRPM of the Notes. Accordingly, the Notes were issued with OID.

     U.S. Holders must generally include OID in gross income for federal income tax purposes on an annual basis under a constant yield method without regard to the holder's method of accounting for tax purposes. As a result, U.S. Holders generally will be required to include OID in income in advance of the receipt of cash attributable to the stated interest. OID accrues based on a compounded, constant yield to maturity; accordingly U.S. Holders of Notes issued with OID are required to include in income increasingly greater amounts of OID in successive accrual periods. However, U.S. Holders generally are not required to include separately in income cash payments received on the Notes, even if denominated as interest. The aggregate amount of OID on each Note equals the excess of such Note's SRPM over such Note's issue price.

     The amount of OID includible in income by a U.S. Holder of a Note is the sum of the "daily portions" of OID with respect to the Note for each day during the taxable year (or portion of the taxable year) in which such U.S. Holder held such Note. The daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID allocable to that accrual period. The "accrual period" for a Note may be of any length and may vary in length over the term of the Note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period.

     In general, the amount of OID allocable to an accrual period is an amount equal to the product of the Note's adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period). The Notes' yield to maturity is determined by performing present value calculations of all principal and interest payments due under the Note. The rate that produces an amount equal to the issue price of the Note is the Note's yield to maturity. The yield must be constant over the term of the Note and must be calculated to at least two decimal places (e.g., 10.50%). OID allocable to a final accrual period is the difference between the amount payable at maturity and the adjusted issue price at the beginning of the final accrual period. The "adjusted issue price" of a Note at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period (determined without regard to the amortization of any acquisition premium, as described below) and reduced by any payments made on such Note on or before the first day of the accrual period.

     The Treasury regulations contain special rules that allow any reasonable method to be used in determining the amount of OID allocable to a short initial accrual period, provided all other accrual periods are of equal length, and require that the amount of OID allocable to the final accrual period equals the excess of the amount payable at the maturity of the Note (other than any payment of qualified stated interest) over the Note's adjusted issue price as of the beginning of such final accrual period. In addition, if an interval between payments of qualified stated interest contains more than one accrual period, then the amount of qualified stated interest payable at the end of such interval is allocated pro rata (on the basis of their relative lengths) between the accrual periods contained in the interval.

     Contingent Payments. In the event of a Change of Control, Holdings will be required to offer to repurchase all the Notes at a purchase price of 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. The right of U.S. Holders to require repurchase upon a Change of Control will not affect the yield or maturity date of the Notes provided that, based on all the facts and circumstances as of the issue date, the payment schedule on such Notes that does not reflect a Change of Control is significantly more likely than not to occur. Holdings does not intend to treat the Change of Control provisions of the Notes as affecting the computation of the amount of OID on the Notes.

     Optional Redemption. The Notes are redeemable at the option of Holdings in whole or in part and subject to certain conditions (see "Description of the Notes--Optional Redemption"). For purposes of computing the Notes' yield to maturity, Holdings will be deemed to exercise its option to redeem the Notes if such deemed exercise could produce (utilizing the redemption price on any date on which the option could be exercised as the SRPM) a lower yield on the Notes than the yield to stated maturity. Holdings' option to redeem the Notes prior to their stated maturity date at a premium should not affect the computation of the amount of OID on the Notes.

     Applicable High Yield Discount Obligations. The Notes are considered "applicable high yield discount obligations" ("AHYDOs") under
Section 163(i) of the Code. As a result, Holdings will not be permitted to deduct any OID in respect to the Notes until amounts corresponding to such OID are paid in cash.

     Market Discount. A U.S. Holder that purchases a Note at a market discount (as described below) generally will be required to treat any principal payments on, or any gain on the disposition or maturity of, such Note as ordinary income to the extent of the accrued market discount (not previously included in income) at the time of such payment or disposition. In general, market discount is the amount by which a Note's adjusted issue price exceeds the U.S. Holder's basis in the Note immediately after the Note is acquired. If such difference is less than a specified de minimis amount, the market discount will be disregarded. Market discount on a Note will accrue ratably during the period from the date of acquisition to the maturity of a Note, unless the U.S. Holder elects to accrue such market discount on the constant yield method. This election is irrevocable and applies only to the Note for which it is made.

     The U.S. Holder may also elect to include market discount in income currently as it accrues. This election, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. Generally, if a Note with market discount is transferred in certain non-taxable transactions, the market discount will be transferred to the property received in exchange for the Note; however, under certain limited circumstances, the market discount will be includible as ordinary income as if such Note had been sold at its fair market value. A U.S. Holder that does not elect to include market discount in income currently may be required to defer deductions for interest on borrowings incurred or continued to purchase or carry such Note in an amount not exceeding the accrued market discount on such Note, until the maturity of the Note or, in certain circumstances, the earlier disposition of such Note.

     Acquisition Premium. A U.S. Holder that purchases a Note for an amount that is greater than the adjusted issue price of such Note, but that is less than or equal to the sum of the amounts payable on the Note after the purchase date, will be considered to have purchased such Note at an "acquisition premium". Under the acquisition premium rules of the Code and the Treasury regulations thereunder, the amount of OID that such U.S. Holder must include in its gross income with respect to such Note will be reduced (but not below zero) for each accrual period by the portion of acquisition premium properly allocable to the period.

     Purchase, Sale, Retirement and Other Disposition of the Notes. In general, a U.S. Holder's adjusted tax basis in a Note will equal the cost of such Note to the U.S. Holder, increased by the amount of any OID or market discount previously included in the U.S. Holder's income with respect to the Note, and reduced by the amount of (i) any payments made on the Note and (ii) any amortizable bond premium applied to reduce interest on the Note.

     A U.S. Holder will generally recognize gain or loss on the sale, retirement or other disposition (including redemption) of a Note in an amount equal to the difference between (i) the amount of cash and the fair market value of property received by such U.S. Holder on such disposition (less any amounts attributable to, and taxable as, accrued but unpaid interest) and (ii) the U.S. Holder's adjusted tax basis in the Note (as described above). Gain or loss upon the sale, retirement or other disposition (including redemption) of a Note will be capital gain or loss (except that any portion of such gain attributable to market discount will be ordinary income). Under recently enacted legislation, the maximum individual U.S. federal income tax rate on net capital gains is 20% for capital assets held for more than 18 months and 28% for capital assets held for more than 12 months but not more than 18 months. Gains on the sale of capital assets held for one year or less are subject to U.S. federal income tax at ordinary income tax rates. Certain limitations exist on the deductibility of capital losses by both corporations and individual taxpayers.

NON-U.S. HOLDERS

     Interest (including OID). Subject to the discussion of backup withholding below, a Non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax on payments of principal, premium, if any, and interest (including OID) on the Notes under the portfolio interest exemption of the Code, provided that (in the case of interest, including OID): (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Holdings entitled to vote; (ii) the Non-U.S. Holder is not a controlled foreign corporation that is related to Holdings through stock ownership; (iii) such interest or OID is not effectively connected with a United States trade or business of the Non-U.S. Holder; (iv) generally either (a) the beneficial owner of the Notes certifies to Holdings or its agent, under penalties of perjury, that it is a Non-U.S. Holder and provides a completed IRS Form W-8 ("Certificate of Foreign Status") or (b) a securities clearing organization, bank or other financial institution which holds customers' securities in the ordinary course of its trade or business (a "financial institution") and which holds the Notes, certifies to Holdings or its agent, under penalties of perjury, that it has received Form W-8 from the beneficial owner or that it has received from another financial institution a Form W-8 and furnishes the payor with a copy thereof; and (v) for payments made on or after January 1, 1999, the payment can be reliably associated (within the meaning of applicable Treasury Regulations) with IRS Form W-8. If any of the situations described in proviso (i), (ii) or (iv) of the preceding sentence do not exist, interest on the Notes when received is subject to United States withholding tax at the rate

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
of 30% unless an income tax treaty between the United States and the country of which the Non-U.S. Holder is a tax resident provides for the elimination or reduction in the rate of U.S. federal withholding tax.

     If a Non-U.S. Holder of a Note is engaged in a trade or business in the United States and interest (including OID) on the Note is effectively connected with the conduct of such trade or business, such Non-U.S. Holder, although exempt from U.S. federal withholding tax by reason of the delivery of a properly completed Form 4224, will be subject to U.S. federal income tax on such interest (including OID) and on any gain realized on the sale, exchange or other disposition of a Note in the same manner as if it were a U.S. Holder. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for that taxable year, unless it qualifies for a lower rate under an applicable income tax treaty.

     Sale, Retirement and Other Disposition of Notes. A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized in connection with the sale, exchange, retirement or other disposition of Notes (other than gain attributable to accrued interest or OID, which is addressed in the preceding paragraph), unless: (i) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States;
(ii) if a tax treaty applies, the gain is attributable to an office or other fixed place of business maintained in the United Stated by the Non-U.S. Holder; or (iii) in the case of an individual holder, (a) such holder is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied, or (b) the Non-U.S. Holder is subject to tax pursuant to provisions of the Code applicable to United States expatriates.

UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, under current U.S. federal tax law, payments to a U.S. Holder of (a) principal, premium (if any) and interest (including OID) on a Note, and
(b) the proceeds of sale or other disposition of a Note before maturity will be subject to U.S. information reporting requirements. Subject to certain exceptions, such payments will also generally be subject to "backup" withholding tax at a rate of 31% if such U.S. Holder fails to supply a correct taxpayer identification number and certain other information in the required manner. U.S. Holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.

     In general, there is no U.S. information reporting requirement or backup withholding tax on payments to Non-U.S. Holders who provide the appropriate certification described above regarding qualification for the portfolio interest exemption from U.S. federal income tax for payments of principal or interest (including OID) on the Notes.

     Payment by Holdings of principal on the Notes or payment by a United States office of a broker of the proceeds of a sale of Notes is subject to both backup withholding and information reporting unless the beneficial owner provides a completed IRS Form W-8 which certifies under penalties of perjury that such owner is a Non-U.S. Holder who meets all the requirements for exemption from U.S. federal income tax on any gain from the sale, exchange or retirement of the Notes.

     In general, backup withholding and information reporting will not apply to a payment of the gross proceeds of a sale of Notes effected at a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation or a foreign person 50% or more of whose gross income for certain periods is derived from activities that are effectively connected with the conduct of a trade or business in the United States, such payments will not be subject to backup withholding, but will be subject to information reporting unless (i) such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or (ii) the beneficial owner otherwise establishes an exemption, provided such broker does not have actual knowledge that the payee is a United States person. Non-U.S. Holders should consult their tax advisors regarding the application of these rules to their particular situations, the availability of an exemption therefrom and the procedure for obtaining such an exemption, if available.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

                         BOOK-ENTRY; DELIVERY AND FORM

     Ownership of beneficial interests in the Global Notes is limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in the Global Notes is shown on, and the transfer of such ownership is effected only through, records maintained by DTC or its nominee (with respect to interest of participants) and the records of participants (with respect to interests of persons other than participants). Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

     So long as DTC, or its nominee, is the registered owner or holder of the Notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Notes for all purposes under the Indenture. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the Indenture with respect to the Notes.

     Payments of the principal of, premium (if any), interest (including Additional Interest) on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of Holdings, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

     Holdings expects that DTC or its nominee, upon receipt of any payment of principal, premium, if any, interest (including Additional Interest) on the Global Notes, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. Holdings also expects that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

     Transfers between participants in DTC will be effected in the ordinary way through DTC's same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of a Certificated Security for any reason, including to sell Notes to persons in states which require physical delivery of the Notes, or to pledge such securities, such holder must transfer its interest in a Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the Indenture.

     DTC has advised Holdings that it will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Indenture, DTC will exchange the Global Notes for Certificated Securities, which it will distribute to its participants.

     DTC has advised Holdings as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of
Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither Holdings nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

     Certificated Securities. If DTC is at any time unwilling or unable to continue as a depositary for the Global Note and a successor depositary is not appointed by Holdings within 90 days, Certificated Securities will be issued in exchange for the Global Notes.

                              PLAN OF DISTRIBUTION

     Reference is made to "The Exchange Offer" above for a description of the Exchange Offer, including the purpose of the Exchange Offer, the basis upon which the Exchange Notes are offered and expenses incurred in connection with the Exchange Offer.

     Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus with any resale of such Exchange Notes. To date, the Commission has taken the position that a broker-dealer may fulfill its prospectus delivery requirements with respect to transactions involving an exchange of securities such as the exchange contemplated by the Exchange Offer with a prospectus meeting the requirements of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired as a result of market making activities or other trading activities. Holdings will, during the period ending 180 days after the consummation of the Exchange Offer, make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

     Neither Holdings nor any of its affiliates has entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes and will not receive any proceeds from any sale of Exchange Notes by any broker-dealers or any other persons. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of the resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker or dealer and/or the purchaser of any such Exchange Notes. Any broker or dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such person may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     Holdings has agreed in the Registration Rights Agreement to pay all expenses incident to the Exchange Offer.

     In connection with the Offering, certain persons participating in the Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes, specifically, the Initial Purchaser may bid for and purchase Notes in the open markets to stabilize the price of the Notes. The Initial Purchaser may also overallot the Offering, creating a syndicate short position, and may bid for and purchase Notes in the open market to cover the syndicate short position. In addition, the Initial Purchaser may bid for and purchase the Notes in market making transactions and impose penalty bids. These activities may stabilize or maintain the market price of the Notes above market levels that may otherwise prevail. The Initial Purchaser is not required to engage in these activities, and may end these activities at any time.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Notes offered hereby will be passed upon for Holdings by Schulte Roth & Zabel LLP. Certain legal matters in connection with this Offering will be passed upon for the Initial Purchaser by Cahill Gordon & Reindel.

                                    EXPERTS

     The financial statements of Tidewater Compression Service, Inc. and subsidiaries as of March 31, 1997, and for each of the years in the two-year period ended March 31, 1997 have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Universal Compression Holdings, Inc. as of March 31, 1998 and for the period from December 12, 1997 (inception) to March 31, 1998 and the financial statements of Tidewater Compression Service, Inc., as of February 20, 1998 and for the period from April 1, 1997 through February 20, 1998 included in this Prospectus and the related financial statement schedules for Tidewater Compression Service, Inc. for the period ending February 20, 1998 and for Universal Compression Holdings, Inc. for the period ending March 31, 1998 included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----

UNIVERSAL COMPRESSION HOLDINGS, INC.

Independent Auditors' Report of Deloitte & Touche LLP.................    F-1

Financial Statements:

  Consolidated Balance Sheet..........................................    F-2

  Consolidated Statement of Income....................................    F-3

  Consolidated Statement of Stockholders' Equity......................    F-4

  Consolidated Statement of Cash Flows................................    F-5

  Notes to Consolidated Financial Statements..........................    F-6

TIDEWATER COMPRESSION SERVICE, INC.

Independent Auditors' Report of Deloitte & Touche LLP.................   F-14

Independent Auditors' Report of KPMG Peat Marwick LLP.................   F-15

Financial Statements:

  Balance Sheets......................................................   F-16

  Statements of Income................................................   F-17

  Statements of Stockholder's Equity..................................   F-18

  Statements of Cash Flows............................................   F-19

  Notes to Financial Statements.......................................   F-20

                  This page has been intentionally left blank.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Universal Compression Holdings, Inc.

We have audited the accompanying consolidated balance sheet of Universal Compression Holdings, Inc. and subsidiary (the "Company") as of March 31, 1998, and the related consolidated statements of income, stockholders' equity and cash flows for the period from December 12, 1997 (inception) through March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 1998, and the results of their operations and their cash flows for the period from December 12, 1997 (inception) through March 31, 1998, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Houston, Texas
June 1, 1998

                      UNIVERSAL COMPRESSION HOLDINGS, INC.
                           CONSOLIDATED BALANCE SHEET
             (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

                                                               MARCH 31,     JUNE 30,
                                                                 1998          1998
                                                               ---------    -----------
                                                                            (UNAUDITED)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................   $   2,382     $     244
  Receivables, net of allowance for bad debts of $213 and
     $147 as of March 31 and June 30, 1998, respectively....      11,662        12,853
  Inventories...............................................       8,678         8,240
  Deferred tax asset........................................          67            67
  Other.....................................................       3,121         2,406
                                                               ---------     ---------
     Total current assets...................................      25,910        23,810
                                                               ---------     ---------
Property and equipment:
  Rental equipment..........................................     237,795       247,735
  Other.....................................................      14,611        15,201
  Accumulated depreciation..................................      (1,366)       (5,300)
                                                               ---------     ---------
     Total..................................................     251,040       257,636
                                                               ---------     ---------
Goodwill, net of accumulated amortization of $194 and $580
  as of March 31 and June 30, 1998, respectively............      93,550        92,970
Other assets, net...........................................       9,726         9,159
                                                               ---------     ---------
     Total..................................................   $ 380,226     $ 383,575
                                                               ---------     ---------
                                                               ---------     ---------

            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.........................   $     750     $     750
  Accounts payable..........................................       6,054         4,262
  Accrued expenses..........................................       5,224         2,807
                                                               ---------     ---------
     Total current liabilities..............................      12,028         7,819

Deferred income taxes.......................................         406           406

Long-term debt..............................................     286,112       293,897
                                                               ---------     ---------
     Total liabilities......................................     298,546       302,122
                                                               ---------     ---------
Commitments and contingencies
Stockholders' equity:
  Series A preferred stock, $.01 par value, 5,000,000 shares authorized, 1,300,000 shares issued and outstanding and
     $50-per-share liquidation value........................   $      13     $      13
  Common stock, $.01 par value; 1,000,000 shares authorized
     and 325,000 shares issued and outstanding..............           3             3
  Additional paid-in capital................................      81,234        81,234
  Retained earnings.........................................         430           203
                                                               ---------     ---------
     Total stockholders' equity.............................      81,680        81,453
                                                               ---------     ---------
     Total..................................................   $ 380,226     $ 383,575
                                                               ---------     ---------
                                                               ---------     ---------

          See accompanying notes to consolidated financial statements.

                      UNIVERSAL COMPRESSION HOLDINGS, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                                 (IN THOUSANDS)

                                                                            FOR THE
                                                     FOR THE PERIOD FROM     THREE
                                                     DECEMBER 12, 1997     MONTHS ENDED
                                                     (INCEPTION) THROUGH    JUNE 30,
                                                     MARCH 31, 1998           1998
                                                     -------------------    ------------
                                                                            (UNAUDITED)
Revenues:
  Rentals.........................................         $ 8,929            $ 20,958
  Sales...........................................           3,814               7,798
  Other...........................................             363                 880
  Gain on asset sales.............................              13                  --
                                                           -------            --------
     Total revenues...............................          13,119              29,636
                                                           -------            --------
Costs and Expenses:
  Rentals, exclusive of depreciation and
     amortization.................................           2,979               7,997
  Cost of sales, exclusive of depreciation and
     amortization.................................           3,233               6,686
  Depreciation and amortization...................           1,560               4,522
  General and administrative......................           1,305               3,808
  Interest expense................................           3,203               6,983
                                                           -------            --------
     Total costs and expenses.....................          12,280              29,996
                                                           -------            --------
Income (Loss) Before Income Taxes.................             839                (360)
Income Taxes (Benefit)............................             409                (133)
                                                           -------            --------
     Net Income (Loss)............................         $   430            $   (227)
                                                           -------            --------
                                                           -------            --------

          See accompanying notes to consolidated financial statements.

                      UNIVERSAL COMPRESSION HOLDINGS, INC.
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

    FOR THE PERIOD FROM DECEMBER 12, 1997 (INCEPTION) THROUGH JUNE 30, 1998
             (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

                                                                                     ADDITIONAL
                                                               COMMON   PREFERRED     PAID-IN      RETAINED
                                                               STOCK    STOCK         CAPITAL      EARNINGS     TOTAL
                                                               ------   ---------    ----------    --------    -------

Balance, December 12, 1997 (inception)

  Common stock issuance (325,000 shares at $.01 par value)...    $3         --        $ 16,247         --      $16,250

  Preferred stock issuance (1,300,000 shares at $.01 par
     value)..................................................    --        $13          64,987         --       65,000

  Net income for period from December 12, 1997 (inception)
     through March 31, 1998..................................    --         --              --       $430          430
                                                                 --        ---        --------       ----      -------

Balance, March 31, 1998......................................    $3        $13        $ 81,234       $430      $81,680

  Net loss for period from April 1, 1998 through
     June 30, 1998 (unaudited)...............................    --         --              --       (227)        (227)
                                                                 --        ---        --------       ----      -------

Balance, June 30, 1998 (unaudited)...........................    $3        $13        $ 81,234       $203      $81,453
                                                                 --        ---        --------       ----      -------
                                                                 --        ---        --------       ----      -------

          See accompanying notes to consolidated financial statements.

                      UNIVERSAL COMPRESSION HOLDINGS, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                     FOR THE PERIOD FROM
                                                     DECEMBER 12, 1997     FOR THE THREE-
                                                     (INCEPTION) THROUGH   MONTHS ENDED
                                                     MARCH 31, 1998        JUNE 30, 1998
                                                     -------------------    --------------
                                                                             (UNAUDITED)
Cash flows from operating activities:
  Net income......................................        $     430                 (227)
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization................            1,560                4,522
     Gain on asset sales..........................              (13)                 (35)
     Deferred income taxes........................              339                 (179)
     Deferred interest on notes payable...........            1,880                4,416
     Amortization of debt issuance costs..........              121
     Increase in receivables......................           (1,263)              (1,192)
     Increase in inventories......................             (223)                 439
     Increase in other current assets.............           (2,951)               1,006
     Decrease in accounts payable.................           (1,472)              (1,121)
     Increase in accrued expenses.................              587               (1,689)
     Decrease in non-current assets...............               --                  276
                                                          ---------           ----------
       Net cash used in operating activities......           (1,005)               6,216
                                                          ---------           ----------
Cash flows from investing activities:
  Proceeds from asset sales.......................              765                  142
  Additions to property and equipment.............           (2,038)             (10,646)
  Acquisition of Tidewater Compression Service,
     Inc. ........................................         (351,872)              (1,219)
                                                          ---------           ----------
       Net cash used in investing activities......         (353,145)             (11,723)
                                                          ---------           ----------
Cash flows from financing activities:
  Proceeds from issuance of long-term debt                  285,018                3,556
  Repayments of long-term debt....................              (36)                (188)
  Common stock issuance...........................           16,200                   --
  Preferred stock issuance........................           64,800                   --
  Debt issuance costs.............................           (9,450)                  --
                                                          ---------           ----------
       Net cash provided by financing
          activities..............................          356,532                3,368
                                                          ---------           ----------
Net increase in cash and cash equivalents.........            2,382               (2,139)
Cash and cash equivalents at beginning of period                                   2,383
                                                          ---------           ----------
Cash and cash equivalents at end of period........        $   2,382           $      244
                                                          ---------           ----------
                                                          ---------           ----------
Supplemental cash flow information--cash paid for
  interest........................................        $   1,202           $    1,871
                                                          ---------           ----------
                                                          ---------           ----------

          See accompanying notes to consolidated financial statements.

                      UNIVERSAL COMPRESSION HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 FOR THE PERIOD FROM DECEMBER 12, 1997 (INCEPTION) THROUGH MARCH 31, 1998 AND
             FOR THE THREE MONTHS ENDED JUNE 30, 1998 (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization

     Universal Compression Holdings, Inc. (the "Company") was formed on
December 12, 1997 for the purpose of acquiring Tidewater Compression Service, Inc. ("TCS") from Tidewater Inc. ("Tidewater"). The Company formed an acquisition subsidiary, TW Acquisition Corporation ("Acquisition Corp.") which acquired 100% of the voting securities of TCS (the "Acquisition"). See Note 2. Immediately following the Acquisition, Acquisition Corp. was merged with and into TCS, which changed its name to Universal Compression, Inc. ("Universal"). The Company is a holding company which conducts its operations through its wholly owned subsidiary, Universal. Accordingly, the Company is dependent upon the distribution of earnings from Universal whether in the form of dividends, advances or payments on account of intercompany obligations, to service its debt obligations.

     Nature of Operations

     The Company operates one of the largest rental fleets of natural gas compressors in the United States. The compressors are rented to oil and gas producers and processors and are used primarily to boost the pressure of natural gas from the wellhead into gas-gathering systems, into nearby gas-processing plants or into high-pressure pipelines. The Company also designs and fabricates compression packages for its own fleet as well as for sale to customers.

     Principles of Consolidation

     The accompanying consolidated financial statements include the Company and its wholly owned subsidiary, Universal. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Use of Estimates

     In preparing the Company's financial statements, management makes estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. Actual results may differ from these estimates.

     Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

     Revenue Recognition

     Revenue from equipment rentals and parts sales is recognized when earned. Compressor fabrication revenue is recognized using the completed-contract method. This method is used because the typical contract is completed within two months and financial position and results of operations do not vary significantly from those which would result from use of the percentage-of-completion method.

     Concentration of Credit Risk

     Trade accounts receivable are due from companies of varying size engaged principally in oil and gas activities in the United States and in certain international locations such as Argentina, Venezuela, Southeast Asia, Europe and Canada. The Company reviews the financial condition of customers prior to extending credit and

                      UNIVERSAL COMPRESSION HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

FOR THE PERIOD FROM DECEMBER 12, 1997 (INCEPTION) THROUGH MARCH 31, 1998 AND FOR
                THE THREE MONTHS ENDED JUNE 30, 1998 (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

periodically updates customer credit information. Payment terms are on a short-term basis and in accordance with industry standards. No single customer accounts for 10% or more of the Company's revenues.

     Inventories

     Inventories are stated at the lower of cost (first in first out [FIFO] method) or market (net realizable value). Some items of compression equipment are acquired and placed in inventories for subsequent sale or rental to others. Acquisitions of these assets are considered operating activities in the statement of cash flows, although they later may be transferred to the compression rental fleet.

     Properties and Equipment

     Properties and equipment are carried at cost. Depreciation for financial reporting purposes is computed on the straight-line basis beginning with the first rental, with salvage values of 20% for compression equipment, using estimated useful lives of:

Compression equipment..........................................    15 years
Other properties and equipment.................................  2-25 years

     Maintenance and repairs are charged to expenses as incurred. Overhauls and major improvements that benefit future periods are capitalized and depreciated over the estimated period of benefit, generally three years.

     Goodwill and Other Assets

     Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over 40 years. At the balance sheet date, the Company evaluated the recoverability of goodwill based on expectations of undiscounted cash flows from operations and determined that no impairment had occurred. Included in other assets are debt issuance costs, net of accumulated amortization, totaling approximately $9,450,000 at March 31, 1998. Such costs are amortized over the period of the respective debt agreements.

     Environmental Liabilities

     The costs to remediate and monitor environmental matters are accrued when such liabilities are considered probable and a reasonable estimate of such costs is determinable.

     Stock-Based Compensation

     Under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," the Company elected to measure compensation cost using the intrinsic value-based method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." As such, the Company is required to make pro forma disclosures of net income and, if presented, earnings per share as if the fair-value based method of accounting defined by SFAS No. 123 had been applied. See Note 7.

     Income Taxes

     The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, all expected future events are considered other than enactments of changes in the tax law or rates.

                      UNIVERSAL COMPRESSION HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

FOR THE PERIOD FROM DECEMBER 12, 1997 (INCEPTION) THROUGH MARCH 31, 1998 AND FOR
                THE THREE MONTHS ENDED JUNE 30, 1998 (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

     Foreign Currency Transactions

     Activities outside the United States, except those located in highly inflationary economies, are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date. Income and expense items are translated at average monthly rates of exchange. The resultant translation adjustments for the period from December 12, 1997 (inception) through March 31, 1998 and for the three months ended June 30, 1998 were not significant.

     Fair Value of Financial Instruments

     The Company's financial instruments consist of trade receivables and payables (which have carrying values that approximate fair value) and long-term debt. At March 31, 1998 and June 30, 1998, the Company estimated that the fair value of its long-term debt approximated fair value because of the short period of time since its issuance.

     New Accounting Pronouncements

     Effective April 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This statement requires the presentation of total nonowner changes in equity, including items not currently reflected in net income. The Company is currently evaluating the effect, if any, this statement will have on the Company's financial position.

     Interim Financial Information

     The financial statements of the Company as of and for the three-month period ended June 30, 1998 presented herein are unaudited. However, in the opinion of management, these interim financial statements include all adjustments, which are necessary for the fair presentation of the Company's financial position and results of operations. The adjustments, which have been made, are of a normal and recurring nature. Such results are not necessarily indicative of results to be expected for the year due to seasonal variations and market conditions affecting sales of natural gas and petroleum products.

2. TCS ACQUISITION

     On February 20, 1998, Acquisition Corp. acquired 100% of the voting securities of TCS for approximately $350 million. The Acquisition was recorded using the purchase method of accounting and the purchase price was allocated to the assets and liabilities acquired based on their fair value. The excess cost of the Acquisition was recorded as goodwill which is being amortized on a straight-line basis over its 40 year useful life. The operations of TCS are included in the financial statements presented herein from February 20, 1998 through March 31, 1998.

     The following table presents the (unaudited) pro forma revenue and net income amounts as if the Acquisition occurred on December 12, 1997 (inception) (in thousands):

                                                        PERIOD FROM
                                                       DECEMBER 12, 1997
                                                       (INCEPTION) THROUGH
                                                       MARCH 31, 1998
                                                       -------------------
                                                           (UNAUDITED)
Revenues............................................         $32,630
                                                             -------
                                                             -------
Net loss............................................         $(1,427)
                                                             -------
                                                             -------

                      UNIVERSAL COMPRESSION HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

FOR THE PERIOD FROM DECEMBER 12, 1997 (INCEPTION) THROUGH MARCH 31, 1998 AND FOR
                THE THREE MONTHS ENDED JUNE 30, 1998 (UNAUDITED)

3. INVENTORIES

     Inventories consisted of the following (in thousands):

                                              MARCH 31, 1998    JUNE 30, 1998
                                              --------------    -------------
                                                                 (UNAUDITED)
Finished goods.............................      $  5,479         $   5,837
Work-in-progress...........................         3,199             2,403
                                                 --------         ---------
     Total.................................      $  8,678         $   8,240
                                                 --------         ---------
                                                 --------         ---------

4. LONG-TERM DEBT

     The Company's debt consisted of the following (in thousands):

                                                                  MARCH 31, 1998    JUNE 30, 1998
                                                                  --------------    -------------
                                                                                     (UNAUDITED)
Term loan, bearing interest of LIBOR + 2.5%, due February 2005
  and collateralized by property of Universal..................      $  74,814         $  74,625
Revolving credit facility, bearing interest of LIBOR + 2.25%, due February 2003 and collateralized by property of
  Universal....................................................         35,150            38,707
Senior discount notes, bearing interest of 9 7/8% per annum,
  due 2008, net of discount of $90,956, unsecured..............        151,544           155,247
Senior discount notes, bearing interest of 11 3/8% per annum,
  due 2009, net of discount of $18,146, unsecured..............         25,354            26,068
                                                                     ---------         ---------
     Total debt................................................        286,862           294,647
Less current maturities........................................            750               750
                                                                     ---------         ---------
     Total long-term debt......................................      $ 286,112         $ 293,897
                                                                     ---------         ---------
                                                                     ---------         ---------

     The Company's senior secured credit agreement (the "Credit Agreement") provides for $75 million under the term loan and $85 million under the revolving credit facility, which includes a sublimit for letters of credit. The available capacity on the revolving credit facility at March 31, 1998 and June 30, 1998 was approximately $47,819,000 and $44,692,000, respectively. The interest rates on the term loan and the revolving credit facility at March 31, 1998 were 10.0% and 9.75%, respectively. The interest rates on the term loan and revolving credit facility at June 30, 1998 were 8.125% and 7.875%, respectively. Under the revolving credit facility a commitment fee of 0.50% per annum on the average available commitment is payable quarterly.

     The Credit Agreement contains certain financial covenants and limitations on, among other things, acquisitions, sales, indebtedness and liens. The Credit Agreement also limits the payment of cash dividends related to Universal paying up to $1 million to the Company in any given fiscal year. In addition, the Company has substantial dividend payment restrictions under the indenture related to the senior discount notes. The Company was in compliance with all such covenants and limitations at March 31, 1998 and June 30, 1998. As defined by the Credit Agreement, any "change of control" would result in an "Event of Default" and all amounts outstanding under the Credit Agreement will become due and payable. All principal amounts and accrued interest will become due without further notice.

     Interest related to both the 9 7/8% senior discount notes and the 11 3/8% senior discount notes is payable semi-annually on August 15 and February 15, commencing August 15, 2003.

                      UNIVERSAL COMPRESSION HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

FOR THE PERIOD FROM DECEMBER 12, 1997 (INCEPTION) THROUGH MARCH 31, 1998 AND FOR
                THE THREE MONTHS ENDED JUNE 30, 1998 (UNAUDITED)

4. LONG-TERM DEBT--(CONTINUED)

     Maturities of long-term debt as of March 31, 1998, in thousands, are 1999--$750; 2000--$750; 2001--$750; 2002--$750; 2003--$61,400; and $222,462
thereafter.

5. INCOME TAXES

     For the period from December 12, 1997 (inception) through March 31, 1998, substantially all of the Company's income before income taxes was derived from its U.S. operations.

     Income tax expense for the period from December 12, 1997 (inception) through March 31, 1998 consisted of the following (in thousands):

Current--foreign....................................  $      71
Deferred:
  Federal...........................................        303
  State.............................................         35
                                                      ---------
     Total..........................................  $     409
                                                      ---------
                                                      ---------

     A reconciliation of the provision for income taxes and the amount computed by applying the federal statutory income tax rate to income before taxes is as follows (in thousands):

Provision for income taxes at statutory rate...............  $     294
State taxes................................................         30
Foreign taxes..............................................         71
Other......................................................         14
                                                             ---------
     Total.................................................  $     409
                                                             ---------
                                                             ---------

     The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities were as follows at March 31, 1998 (in thousands):

Deferred tax assets:
  Net operating loss............................................  $   1,518
  Other.........................................................        165
                                                                  ---------
     Total......................................................      1,683
Valuation allowance.............................................        (71)
                                                                  ---------
     Total......................................................      1,612
                                                                  ---------
Deferred tax liabilities:
  Depreciation differences on property and equipment............     (1,924)
  Other.........................................................        (27)
                                                                  ---------
     Total......................................................     (1,951)
                                                                  ---------
     Net deferred tax liability.................................  $    (339)
                                                                  ---------
                                                                  ---------

     A valuation allowance has been established against the Company's deferred tax assets related to foreign tax credits. The Company believes that it is probable that all other deferred tax assets will be realized in future tax returns, primarily from the generation of future taxable income through both profitable operations and future reversals of existing taxable temporary differences.

                      UNIVERSAL COMPRESSION HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

FOR THE PERIOD FROM DECEMBER 12, 1997 (INCEPTION) THROUGH MARCH 31, 1998 AND FOR
                THE THREE MONTHS ENDED JUNE 30, 1998 (UNAUDITED)

5. INCOME TAXES--(CONTINUED)

     As a result of the activity for the period from December 12, 1997 (inception) through March 31, 1998, the Company has net operating loss ("NOL") carryforwards available to offset future taxable income. The Company has NOL carryforwards of approximately $3,893,000 which will expire in 2018.

6. REDEEMABLE PREFERRED STOCK

     The Company issued 1,300,000 shares of Series A preferred stock ("Preferred Stock") which is redeemable at any time as a whole or in part at the option of the Company for cash in the amount of $50 per share. No dividends are payable at March 31, 1998 on the Preferred Stock. The Preferred Stock in the event of any liquidation, dissolution or winding up of the Company, or a merger or consolidation of the Company, or a sale of substantially all of the assets of the Company, each case as would constitute a "Change of Control" under the indenture, will begin to accrue dividends at a rate of 12% per annum payable quarterly beginning 90 days subsequent to such "Change of Control." Each share of Preferred Stock equates to one vote on all matters taken to the common shareholders. All holders of Preferred Stock and common stock are treated as one class in relation to voting rights.

7. STOCK OPTIONS

     In order to motivate and retain key employees, the Company established an incentive stock option plan. The incentive stock option plan became effective on February 20, 1998, and on that date certain key employees were granted stock options. The Company granted 30,148 options at $50 per share per option on February 20, 1998. The options are exercisable over a ten-year period, and the options vest over the following time period:

Year 1....................................................   33 1/3%
Year 2....................................................   33 1/3%
Year 3....................................................   33 1/3%

     As of March 31, 1998, the Company had 9,802 stock options available for grant.

     The fair value of options at the date of grant was estimated using the Black-Scholes model with the following weighted-average assumptions:

Expected life...................................................   3 years
Interest rate...................................................       5.7%
Dividend yield..................................................         0%
Expected volatility of the Company's stock price................         0%

     Under SFAS 123, the compensation expense which would be recorded for the period December 12, 1997 (inception) through March 31, 1998 is approximately $8,000.

8. EMPLOYEE BENEFITS

     The Company has a defined contribution 401(k) plan covering substantially all employees. The Company makes matching contributions under this plan equal to 50% of each participant's contribution of up to 6% of the participant's compensation. Company contributions to the plan were approximately $159,000 for the period from December 12, 1997 (inception) through March 31, 1998.

9. RELATED-PARTY TRANSACTIONS

     Management Agreement

     Castle Harlan Inc., an affiliate of a major shareholder of Holdings, entered into an agreement whereby, in exchange for investment banking and financial advisory services rendered, the Company agreed to pay a fee to Castle Harlan totaling $3 million per year. The amount was paid in advance for the first year and quarterly in

                      UNIVERSAL COMPRESSION HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

FOR THE PERIOD FROM DECEMBER 12, 1997 (INCEPTION) THROUGH MARCH 31, 1998 AND FOR
                THE THREE MONTHS ENDED JUNE 30, 1998 (UNAUDITED)

9. RELATED-PARTY TRANSACTIONS--(CONTINUED)

advance thereafter. The agreement is for a term of five years, renewable automatically from year to year thereafter unless Castle Harlan Inc. or its affiliates beneficially own at this time less than 20% of the then outstanding stock of the Company. The Company paid Castle Harlan Inc. $3 million for the period from December 12, 1997 (inception) through March 31, 1998 for services to be provided by Castle Harlan for the year ending February 20, 1999.

     As of June 30, 1998, 5,760 shares of common stock and 23,040 shares of preferred stock held by certain officers of the Company and Holdings are subject to certain repurchase requirements by Holdings in the event of termination of the officer by the Company and Holdings without "cause," disability or death as specified in the Stock Repurchase Agreement. Holdings maintains an insurance policy to fund its obligation in the event of disability or death.

     Finders Fee/Consulting Arrangement

     The Company paid a member of its Board of Directors (the "Director") $1,750,000 (a "finders fee") related to services provided by the Director for the Acquisition. Upon consummation of the Acquisition, $1,100,000 of the finders fee was used to purchase capital stock of the Company at $50 per share. In addition, the Company will pay the Director an annual consulting fee of $150,000 for consulting services for a stated term of five years. The agreement will automatically extend for one-year periods unless the parties elect to terminate the agreement. The Company paid the Director $12,500 for the period
December 12, 1997 (inception) through March 31, 1998.

     The Company also paid a closing bonus to an officer of the Company consisting of 1,000 shares of the Company's common stock, 4,000 shares of the Company's preferred stock, both valued at $50 per share, and $100,000 cash for services performed in conjunction with the Acquisition prior to his employment.

10. COMMITMENTS AND CONTINGENCIES

     Rent expense for the period from December 12, 1997 (inception) through March 31, 1998 was approximately $43,000. Commitments for future minimum lease payments were not significant at March 31, 1998.

     In the ordinary course of business, the Company is involved in various pending or threatened legal actions. In the opinion of management, the amount of ultimate liability, if any, with respect to these actions will not have a materially adverse effect on the Company's financial position or operating results.

     An environmental assessment (the "Assessment") of the operations, physical premises and assets of the Company was completed in connection with the Acquisition. The Assessment indicated that the ultimate cost of remediation could range up to $18.8 million. In the event that remediation is undertaken by the Company, then pursuant to the stock purchase agreement, costs of such remediation shall be paid as follows: Tidewater, Inc. shall pay 75% of the first $4 million, 83.33% of the next $6 million, and 100% of the costs in excess of $10 million, although not to exceed the upper limit of the range in the Assessment. Tidewater, Inc. has disputed certain aspects of the Assessment, but has not disputed its obligation to reimburse the Company for actual costs incurred in remediating environmental conditions identified in the Assessment. The Company has not recorded a provision at March 31, 1998 for environmental remediation costs. The Company's environmental consulting firm continues to review the Assessment and to further evaluate the Company's remediation requirements, if any, under existing laws, rules and regulations. The Company does not currently believe that all such remediation is necessary and cannot estimate the amount, if any, of remediation, which will ultimately be necessary. Pending the outcome of this review and considering Tidewater's obligations pursuant to the stock purchase agreement, the Company continues to believe that any remediation obligations will not have a material impact in its financial condition, results of operations and cash flows.

                      UNIVERSAL COMPRESSION HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

FOR THE PERIOD FROM DECEMBER 12, 1997 (INCEPTION) THROUGH MARCH 31, 1998 AND FOR
                THE THREE MONTHS ENDED JUNE 30, 1998 (UNAUDITED)

10. COMMITMENTS AND CONTINGENCIES--(CONTINUED)

     Should the Company determine that a remediation liability needs to be recorded, such liability will be recorded along with a receivable from Tidewater, Inc. for the expected reimbursement based on the terms of the stock purchase agreement. The unreimbursed portion of any such remediation liability will be recorded as a purchase price adjustment and result in an increase to goodwill.

     The Company has no other commitments or contingent liabilities which, in the judgment of management, would result in losses that would materially affect the Company's consolidated financial position or operating results.

11. INDUSTRY SEGMENTS AND GEOGRAPHIC INFORMATION

     The Company has two principal industry segments: Rentals and Maintenance and Engineered Products. The Rentals and Maintenance Segment provides natural gas compression rental and maintenance services to meet specific customer requirements. The Engineered Products Segment involves the design, fabrication and sale of natural gas and air compression packages to meet unique customer specifications.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit or loss from operations before interest expense and income taxes.

     The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different marketing strategies because of customer specifications. The business was acquired as a unit (see Note 1--Organization), and the management at the time of Acquisition was retained.

     The following table presents sales and other financial information by industry segment for the period from December 12, 1997 (inception) through March 31, 1998 (in thousands):

                                                                      RENTAL
                                                                       AND         ENGINEERED      ALL
                                                                    MAINTENANCE    PRODUCTS      OTHER(A)     TOTAL
                                                                    -----------    ----------    --------    --------
Revenues.........................................................    $   9,059       $3,165       $  895     $ 13,119
Gross profit.....................................................    $   6,255       $  340       $  312     $  6,907
Operating income.................................................    $   3,671       $  189       $  182     $  4,042
Depreciation and amortization....................................    $   1,544       $   10       $    6     $  1,560
Identifiable assets..............................................    $ 370,520       $7,865       $1,841     $380,226

------------------
(a) All Other segment represents part sales and services and all other items that could not be allocated to an identifiable segment. The segment serves the oil and gas market as well as the industry market. A portion of the amount represents sales of parts and equipment utilized in the extraction of natural gas and the service that the Company provides to customer's natural gas compression units.

     Foreign operations were not deemed significant for the period from December 12, 1997 (inception) through March 31, 1998. Export sales for the period from December 12, 1997 (inception) through March 31, 1998 were approximately $1,711,000.

     Revenues include sales to unaffiliated customers. Gross profit represents total revenue less rental expenses and cost of sales. Operating income represents revenues less total costs and expenses not including the effect of interest expense and income taxes. Identifiable assets are those tangible and intangible assets that are identified with the operations of a particular industry segment.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Universal Compression Inc.

We have audited the accompanying balance sheet of Tidewater Compression Service, Inc. (the "Company") as of February 20, 1998, and the related statements of income, stockholder's equity and cash flows for the period from April 1, 1997 through February 20, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Tidewater Compression Service, Inc., as of February 20, 1998, and the results of its operations and its cash flows for the period from April 1, 1997 through February 20, 1998, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Houston, Texas
June 1, 1998

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
Tidewater Compression Service, Inc.

We have audited the accompanying balance sheet of Tidewater Compression Service, Inc. as of March 31, 1997, and the related income statements, and statements of stockholder's equity and cash flows for each of the years in the two-year period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tidewater Compression Service, Inc. as of March 31, 1997, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 1997, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

New Orleans, Louisiana
November 21, 1997

                      TIDEWATER COMPRESSION SERVICE, INC.
                                 BALANCE SHEETS
             (IN THOUSANDS, EXCEPT FOR PER SHARE AND SHARE AMOUNTS)

                                                     MARCH 31,    FEBRUARY 20,
                                                       1997          1998
                                                     ---------    ------------
                      ASSETS
Current assets:
  Cash............................................   $      --     $    1,824
  Receivables, net of allowance for bad debts of
     $318 at March 31, 1997 and $283 at
     February 20, 1998............................      11,099         10,399
  Inventories.....................................       7,845          8,455
  Other...........................................         181            170
                                                     ---------     ----------
     Total current assets.........................      19,125         20,848
                                                     ---------     ----------
Property and equipment:
  Rental equipment................................     322,512        333,507
  Other...........................................      13,391         14,844
  Accumulated depreciation........................    (118,925)      (138,315)
                                                     ---------     ----------
     Total........................................     216,978        210,036
                                                     ---------     ----------
Goodwill, net of accumulated amortization of
  $3,872 at March 31, 1997 and $5,349 at
  February 20, 1998...............................      20,952         19,475
Other.............................................          35             35
                                                     ---------     ----------
     Total........................................   $ 257,090     $  250,394
                                                     ---------     ----------
                                                     ---------     ----------
       LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable................................   $   4,208     $    6,924
  Accrued expenses................................         964            488
                                                     ---------     ----------
     Total current liabilities....................       5,172          7,412
Due to Tidewater Inc..............................     194,371        174,676
                                                     ---------     ----------
     Total liabilities............................     199,543        182,088
                                                     ---------     ----------
Commitments and contingencies
Stockholder's equity:
  Common stock, $10 par value; 5,000 shares
     authorized and 4,910 shares issued and
     outstanding..................................   $      49     $       49
  Additional paid-in capital......................      25,627         25,627
  Retained earnings...............................      31,871         42,630
                                                     ---------     ----------
     Total stockholder's equity...................      57,547         68,306
                                                     ---------     ----------
     Total........................................   $ 257,090     $  250,394
                                                     ---------     ----------
                                                     ---------     ----------

                See accompanying notes to financial statements.

                      TIDEWATER COMPRESSION SERVICE, INC.
                              STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                                                YEAR ENDED         THREE-MONTH      PERIOD FROM
                                                                MARCH 31,          PERIOD ENDED     APRIL 1, 1997
                                                           --------------------    JUNE 30, 1997      THROUGH
                                                             1996        1997      (UNAUDITED)      FEBRUARY 20, 1998
                                                           --------    --------    -------------    -----------------
Revenues:
  Rentals...............................................   $ 72,765    $ 72,695       $19,354            $71,644
  Sales.................................................     32,319      36,592         6,219             19,924
  Other.................................................      6,236       3,477           808              3,024
  Gain (loss) on asset sales............................       (856)      1,122            --              1,094
                                                           --------    --------       -------            -------
     Total revenues.....................................    110,464     113,886        26,381             95,686
                                                           --------    --------       -------            -------
Costs and expenses:
  Rentals...............................................     33,191      33,814         8,611             31,924
  Cost of sales.........................................     26,345      30,339         4,555             14,753
  Depreciation and amortization.........................     26,997      26,163         6,554             23,310
  General and administrative............................     10,508      11,004         2,509              8,669
  Interest expense......................................      3,706          --             2                 --
                                                           --------    --------       -------            -------
     Total costs and expenses...........................    100,747     101,320        22,221             78,656
                                                           --------    --------       -------            -------
Income before income taxes..............................      9,717      12,566         4,150             17,030
Income taxes............................................      3,745       4,724         1,527              6,271
                                                           --------    --------       -------            -------
     Net income.........................................   $  5,972    $  7,842       $ 2,623            $10,759
                                                           --------    --------       -------            -------
                                                           --------    --------       -------            -------

                See accompanying notes to financial statements.

                      TIDEWATER COMPRESSION SERVICE, INC.
                       STATEMENTS OF STOCKHOLDER'S EQUITY

        FOR THE PERIOD FROM APRIL 1, 1997 THROUGH FEBRUARY 20, 1998 AND
                  FOR THE YEARS ENDED MARCH 31, 1997 AND 1996
             (IN THOUSANDS, EXCEPT FOR PER SHARE AND SHARE AMOUNTS)

                                                                                  ADDITIONAL
                                                                        COMMON     PAID-IN      RETAINED
                                                                        STOCK      CAPITAL      EARNINGS     TOTAL
                                                                        ------    ----------    --------    -------
Balance, March 31, 1995..............................................    $ 49      $ 25,627     $ 18,057    $43,733
Net income...........................................................      --            --        5,972      5,972
                                                                         ----      --------     --------    -------

Balance, March 31, 1996..............................................      49        25,627       24,029     49,705
Net income...........................................................      --            --        7,842      7,842
                                                                         ----      --------     --------    -------

Balance, March 31, 1997                                                    49        25,627       31,871     57,547
Net income...........................................................      --            --       10,759     10,759
                                                                         ----      --------     --------    -------

Balance, February 20, 1998...........................................    $ 49      $ 25,627     $ 42,630    $68,306
                                                                         ----      --------     --------    -------
                                                                         ----      --------     --------    -------

                See accompanying notes to financial statements.

                      TIDEWATER COMPRESSION SERVICE, INC.
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED
                                                                 MARCH 31,            THREE-MONTHS ENDED     PERIOD FROM
                                                          ------------------------    JUNE 30, 1997        APRIL 1, 1997 THROUGH
                                                             1996         1997         (UNAUDITED)         FEBRUARY 20, 1998
                                                          ----------    ----------    ------------------   -----------------------
Cash flows from operating activities:
  Net income...........................................   $    5,972     $  7,842              2,623              $  10,759
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization.....................       26,997       26,163              6,554                 23,310
     (Gain) loss on asset sales........................          856       (1,122)              (177)                (1,094)
     Deferred income tax (benefit) expense.............       12,630        6,835                 --                 (1,825)
     (Increase) decrease in receivables................        5,733          308               (868)                   700
     (Increase) decrease in inventories................        2,630           72               (767)                  (610)
     (Increase) decrease in other current assets.......        1,159          603                (21)                    11
     Increase (decrease) in accounts payable...........       (4,898)       1,458               (561)                 2,716
     (Decrease) increase in accrued expenses...........         (269)        (236)               758                   (476)
                                                          ----------     --------            -------              ---------
       Net cash provided by operating activities.......       50,810       41,923              7,541                 33,491
                                                          ----------     --------            -------              ---------
Cash flows from investing activities:
  Proceeds from asset sales............................        5,124        7,684                743                  3,803
  Additions to properties and equipment................       (6,394)     (16,520)            (4,034)               (17,600)
                                                          ----------     --------            -------              ---------
       Net cash used in investing activities...........       (1,270)      (8,836)             3,291                (13,797)
                                                          ----------     --------            -------              ---------
Cash flows from financing activities:
  Net change in amount due to Tidewater Inc............       62,494      (33,121)            (4,506)               (17,870)
  Repayments of long-term debt.........................     (112,000)          --                 --                     --
                                                          ----------     --------            -------              ---------
       Net cash used in financing activities...........      (49,506)     (33,121)            (4,506)               (17,870)
                                                          ----------     --------            -------              ---------
Net increase (decrease) in cash........................           34          (34)              (256)                 1,824
Cash at beginning of period............................           --           34                 --                     --
                                                          ----------     --------            -------              ---------
Cash at end of period..................................   $       34     $     --               (256)             $   1,824
                                                          ----------     --------            -------              ---------
                                                          ----------     --------            -------              ---------
Supplemental cash flow information--cash paid for
  interest.............................................   $    4,310           --                 --                     --
                                                          ----------
                                                          ----------

                See accompanying notes to financial statements.

                      TIDEWATER COMPRESSION SERVICE, INC.
                         NOTES TO FINANCIAL STATEMENTS

                  FOR THE YEARS ENDED MARCH 31, 1997 AND 1996,
        FOR THE PERIOD FROM APRIL 1, 1997 THROUGH FEBRUARY 20, 1998 AND
              FOR THE THREE MONTHS ENDED JUNE 30, 1997 (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation

     Tidewater Compression Service, Inc. ("TCS" or the "Company") is, and has been for all periods presented, a wholly owned subsidiary of Tidewater Inc. ("Tidewater"). The accompanying financial statements are presented as if TCS had been an entity separate from its parent during the periods presented and include the assets, liabilities, revenues and expenses that are directly related to TCS' operations. As a subsidiary of Tidewater, TCS was a participating employer in certain employee benefit plans and also received certain administrative services such as data processing, legal, insurance placement and claims handling from its parent. The costs associated with providing TCS with such employee benefit programs and administrative services, where significant, have been allocated to TCS based on management's estimate of the time involved in providing such services and are included in the accounts of TCS. Management believes the method used to allocate the cost of these services is reasonable.

     Nature of Operations

     TCS operates one of the largest rental fleets of natural gas compressors in the United States. The compressors are rented to oil and gas producers and processors and are used primarily to boost the pressure of natural gas from the wellhead into gas-gathering systems, into nearby gas-processing plants or into high-pressure pipelines. TCS also designs and fabricates compression packages for its own fleet as well as for sale to customers.

     Use of Estimates

     In preparing TCS' financial statements, management makes estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. Actual results may differ from these estimates.

     Revenue Recognition

     Revenue from equipment rentals and parts sales is recognized when earned. Compressor fabrication revenue is recognized using the completed-contract method. This method is used because the typical contract is completed within two months and financial position and results of operations do not vary significantly from those which would result from use of the percentage-of-completion method.

     Concentration of Credit Risk

     Trade accounts receivable are due from companies of varying size engaged principally in oil and gas activities in the United States and in certain international locations such as, Argentina, Venezuela, Southeast Asia, Europe and Canada. The Company reviews the financial condition of customers prior to extending credit and periodically updates customer credit information. Payment terms are on a short-term basis and in accordance with industry standards. No single customer accounts for 10% or more of TCS' revenues.

     Inventories

     Inventories are stated at the lower of cost (first in first out [FIFO] method) or market (net realizable value). Some items of compression equipment are acquired and placed in inventories for subsequent sale or rental to others. Acquisitions of these assets are considered operating activities in the statements of cash flows, although they later may be transferred to the compression rental fleet.

                      TIDEWATER COMPRESSION SERVICE, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

                  FOR THE YEARS ENDED MARCH 31, 1997 AND 1996,
        FOR THE PERIOD FROM APRIL 1, 1997 THROUGH FEBRUARY 20, 1998 AND
              FOR THE THREE MONTHS ENDED JUNE 30, 1997 (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

     Properties and Equipment

     Properties and equipment are carried at cost. Depreciation for financial reporting purposes is computed on the straight-line basis beginning with the first rental, with salvage values of 30% for compression equipment, using estimated useful lives of:

Compression equipment:
  New..................................................       12 years
  Used.................................................        8 years
  Other properties and equipment.......................     3-30 years

     Major overhauls that benefit future periods are capitalized and depreciated over the estimated period of benefit, generally three years. Maintenance and repairs are charged to expense as incurred during the asset's original estimated useful life.

     On April 1, 1996, TCS adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for an Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The adoption of this accounting standard had no impact on TCS' results of operations or financial position.

     Goodwill

     Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over 15 years. At the balance sheet dates, the Company evaluated the recoverability of goodwill based on expectations of undiscounted cash flows from operations and determined that no impairment had occurred.

     Income Taxes

     TCS' operations are included in the consolidated U.S. federal income tax returns of Tidewater Inc. The tax provisions presented in these financial statements have been determined as if TCS' operations were a stand-alone business filing a separate income tax return with the amount of current tax owed (refundable) charged or credited to the amounts due to Tidewater Inc. Deferred tax assets and liabilities which are also included in the amounts due to Tidewater Inc. are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled.

     Environmental Liabilities

     The costs to remediate and monitor environmental matters are accrued when such liabilities are considered probable and a reasonable estimate of such costs is determinable.

     Pension, Postretirement and Other Benefit Plans

     TCS employees participate in Tidewater pension and other postretirement plans. TCS has accounted for its participation in the Tidewater plans as a participation in multiemployer plans. Accordingly, the statement of income includes an allocation from Tidewater for the costs associated with the TCS employees who participate in these plans that is comparable to TCS' required contribution to the plans for the periods presented. Additionally, no assets and liabilities have been reflected in the balance sheets related to the overall Tidewater pension and other postretirement benefit plans since it is not practicable to segregate the amounts applicable to TCS. TCS employees also participate in the medical, dental, life and workers' compensation insurance plans sponsored by

                      TIDEWATER COMPRESSION SERVICE, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

                  FOR THE YEARS ENDED MARCH 31, 1997 AND 1996,
        FOR THE PERIOD FROM APRIL 1, 1997 THROUGH FEBRUARY 20, 1998 AND
              FOR THE THREE MONTHS ENDED JUNE 30, 1997 (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

Tidewater. The costs of these plans are allocated to TCS based on the number of TCS employees participating in the plans.

     Foreign Currency Transactions

     Activities outside the United States, except those located in highly inflationary economies, are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date. Income and expense items are translated at average monthly rates of exchange. The resultant translation adjustments for the period from April 1, 1997 through February 20, 1998 and the years ended March 31, 1997 and March 31, 1996 were not significant.

     Foreign Operations and Export Sales

     Foreign operations were not deemed significant for the period from April 1, 1997 through February 20, 1998 and the fiscal years ended March 31, 1997 and 1996. Export sales for the period from April 1, 1997 through February 20, 1998 and the fiscal years ended March 31, 1997 and 1996 were $15,528,000, $21,271,000 and $18,640,000, respectively.

     Fair Value of Financial Instruments

     The Company's financial instruments consist of trade receivables and payables which have carrying values that approximate fair value.

     Interim Financial Information

     The financial statements of the Company for the three-month period ended June 30, 1997 presented herein are unaudited. However, in the opinion of management, these interim financial statements include all adjustments, which are necessary for the fair presentation of the Company's results of operations. The adjustments, which have been made, are of a normal and recurring nature. Such results are not necessarily indicative of results to be expected for the year due to seasonal variations and market conditions affecting sales of natural gas and petroleum products.

2. INVENTORIES

     Inventories consisted of the following at February 20, 1998 and March 31, 1997 (in thousands):

                                                  1998      1997
                                                 ------    ------
Parts and supplies............................   $5,493    $5,684
Work-in progress..............................    2,962     2,161
                                                 ------    ------
     Total....................................   $8,455    $7,845
                                                 ------    ------
                                                 ------    ------

3. INCOME TAXES

     For the period from April 1, 1997 through February 20, 1998 and for each of the years in the two-year period ended March 31, 1997, substantially all of TCS' income before income taxes was derived from its U.S. operations.

                      TIDEWATER COMPRESSION SERVICE, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

                  FOR THE YEARS ENDED MARCH 31, 1997 AND 1996,
        FOR THE PERIOD FROM APRIL 1, 1997 THROUGH FEBRUARY 20, 1998 AND
              FOR THE THREE MONTHS ENDED JUNE 30, 1997 (UNAUDITED)

3. INCOME TAXES--(CONTINUED)

     Income tax expense (benefit) consisted of the following (in thousands):

                                                                  PERIOD FROM              YEAR ENDED
                                                                  APRIL 1, 1997             MARCH 31
                                                                    THROUGH            -------------------
                                                                  FEBRUARY 20, 1998     1997        1996
                                                                  -----------------    -------    --------
Current:
  U.S. Federal.................................................        $ 7,220         $(2,162)   $ (8,646)
  State and foreign............................................            876              51        (239)
Deferred.......................................................         (1,825)          6,835      12,630
                                                                       -------         -------    --------
     Total.....................................................        $ 6,271         $ 4,724    $  3,745
                                                                       -------         -------    --------
                                                                       -------         -------    --------

     The actual income tax expense for each of the periods shown above differs from the amount computed by applying the U.S. federal tax rate of 35% to income before income taxes principally because of state income taxes.

     The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities, which are included in the intercompany accounts, at February 20, 1998 and March 31, 1997 were as follows (in thousands):

                                                                            1998        1997
                                                                          --------    --------
Deferred tax assets--financial provisions not deducted for income tax
  purposes.............................................................   $  1,181    $  1,096
Deferred tax liabilities--depreciation differences on property and
  equipment............................................................    (34,207)    (35,947)
                                                                          --------    --------
     Total.............................................................   $(33,026)   $(34,851)
                                                                          --------    --------
                                                                          --------    --------

4. DUE TO TIDEWATER INC.

     Amounts due to Tidewater Inc. include net charges from Tidewater for various services and cost allocations. These amounts also include liabilities relating to current and deferred federal, state and foreign income taxes. Amounts due to Tidewater Inc. do not bear interest. The net changes in amounts due to Tidewater Inc. are included in cash flows from financing activities. The weighted average balance of amounts due to Tidewater Inc. for the period from April 1, 1997 through February 20, 1998 and the fiscal years ended March 31, 1997 and 1996 was $184,866,000, $206,329,000 and $191,058,000, respectively.

5. EMPLOYEE BENEFITS

     Defined Benefit Pension Plans and Defined Contribution Retirement Plan

     Until January 1, 1996, substantially all of the TCS personnel participated in a defined benefit pension plan sponsored by Tidewater. Tidewater's pension benefits are based principally on years of service and employee compensation. Beginning April 1996, TCS field service personnel, along with all new employees of TCS eligible for pension plan membership, were enrolled in a new, defined contribution retirement plan. Tidewater allocated pension expense to TCS of approximately $598,000 in fiscal year 1996. The cost of the defined contribution plan allocated to TCS for the period from April 1, 1997 through February 20, 1998 and for fiscal year 1997 was approximately $282,000 and $298,000, respectively.

                      TIDEWATER COMPRESSION SERVICE, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

                  FOR THE YEARS ENDED MARCH 31, 1997 AND 1996,
        FOR THE PERIOD FROM APRIL 1, 1997 THROUGH FEBRUARY 20, 1998 AND
              FOR THE THREE MONTHS ENDED JUNE 30, 1997 (UNAUDITED)

5. EMPLOYEE BENEFITS--(CONTINUED)

     Postretirement Benefits Other Than Pension

     Tidewater sponsors a program which provides limited health care and life insurance benefits to qualified retired employees. Costs of the program are based on actuarially determined amounts and are accrued over the period from the date of hire to the full eligibility date of employees who are expected to qualify for these benefits. Tidewater has allocated postretirement health care and life insurance expense to TCS of approximately $274,000, $384,000 and $178,000 for the period from April 1, 1997 through February 20, 1998 and for the years ended March 31, 1997 and 1996, respectively.

6. COMMITMENTS AND CONTINGENCIES

     Rent expense for the period from April 1, 1997 through February 20, 1998 and for the years ended March 31, 1997 and 1996 was approximately $390,000, $435,000 and $483,000, respectively. Commitments for future minimum lease payments were not significant at February 20, 1998.

     In the ordinary course of business, the Company is involved in various pending or threatened legal actions. In the opinion of management, the amount of ultimate liability, if any, with respect to these actions will not have a materially adverse effect on the Company's financial position or operating results.

     An environmental assessment (the "Assessment") of the operations, physical premises and assets of the Company was completed in connection with the Acquisition. The Assessment indicated that the ultimate cost of remediation could range up to $18.8 million. In the event that remediation is undertaken by the Company, then pursuant to the stock purchase agreement, costs of such remediation shall be paid as follows: Tidewater, Inc. shall pay 75% of the first $4 million, 83.33% of the next $6 million, and 100% of the costs in excess of $10 million, although not to exceed the upper limit of the range in the Assessment. Tidewater, Inc. has disputed certain aspects of the Assessment, but has not disputed its obligation to reimburse the Company for actual costs incurred in remediating environmental conditions identified in the Assessment. The Company has not recorded a provision at March 31, 1998 for environmental remediation costs. The Company's environmental consulting firm continues to review the Assessment and to further evaluate the Company's remediation requirements, if any, under existing laws, rules and regulations. The Company does not currently believe that all such remediation is necessary and cannot estimate the amount, if any, of remediation, which will ultimately be necessary. Pending the outcome of this review and considering Tidewater's obligations pursuant to the stock purchase agreement, the Company continues to believe that any remediation obligations will not have a material impact in its financial condition, results of operations and cash flows.

     The Company has no other commitments or contingent liabilities which, in the judgment of management, would result in losses that would materially affect the Company's financial position or operating results.

7. SUBSEQUENT EVENTS

     On February 20, 1998, pursuant to the Stock Purchase Agreement, dated December 18, 1997, between Tidewater and TW Acquisition Corporation ("Acquisition Corp."), the Acquisition Corp. acquired 100% of the voting securities of TCS for a purchase price of approximately $350 million (the "Acquisition"). Immediately following the Acquisition, Acquisition Corp. was merged with and into TCS, which changed its name to Universal Compression, Inc.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER CONTAINED HEREIN OTHER THAN THOSE CONTAINED IN THIS OFFERING MEMORANDUM, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE INITIAL PURCHASER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THOSE TO WHICH IT RELATES, NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF NOR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                         ------------------------------

                               TABLE OF CONTENTS

                                                     PAGE
                                                     ----
Prospectus Summary................................     1
Summary of the Exchange Offer.....................     5
The Original Notes................................     7
Summary Historical and Pro Forma Financial and
  Other Data......................................    10
Risk Factors......................................    11
Use of Proceeds...................................    17
The Exchange Offer................................    18
Description of the Company Acquisition............    24
Capitalization....................................    26
Holdings Unaudited Pro Forma Consolidated
  Financial Statements and Other Data.............    27
Selected Historical Financial Data................    30
Management's Discussion and Analysis of Universal
  Compression Financial Condition and Results of
  Operations......................................    31
Business..........................................    36
Business Strategy.................................    37
Management........................................    46
Principal Stockholders............................    53
Description of the Exchange Notes.................    54
Description of the Company Notes..................    78
Description of Capital Stock of Holdings..........    79
Description of Other Indebtedness.................    79
Material United States Federal Income Tax
  Considerations..................................    82
Book-Entry; Delivery and Form.....................    86
Plan of Distribution..............................    87
Legal Matters.....................................    87
Experts...........................................    87

                         ------------------------------

     UNTIL DECEMBER 17, 1998, ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                              -------------------
                                   PROSPECTUS
                              -------------------
                                     [LOGO]
                         ------------------------------

                             UNIVERSAL COMPRESSION
                                 HOLDINGS, INC.

                               OFFER TO EXCHANGE
                    UP TO $43,500,000 OF NEW 11 3/8% SENIOR
                          DISCOUNT NOTES DUE 2009 FOR
                               UP TO $43,500,000
                           OF ANY AND ALL OUTSTANDING
                            11 3/8% SENIOR DISCOUNT
                                 NOTES DUE 2009

                               THE UNITED STATES
                                 TRUST COMPANY
                                  OF NEW YORK,
                               AS EXCHANGE AGENT

                               September 18, 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------